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As filed with the Securities and Exchange Commission on April 10, 2007

Registration No. 333-139748

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OMNEON VIDEO NETWORKS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3572 (Primary standard industrial code number)	77-0483655 (I.R.S. employer identification no.)

965 Stewart Drive
Sunnyvale, CA 94085-3913
(408) 585-5000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Joseph S. Kennedy
President and Chief Executive Officer
Omneon Video Networks, Inc.
965 Stewart Drive Sunnyvale, CA 94085-3913
(408) 585-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gordon K. Davidson, Esq. Mark A. Leahy, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Martin A. Wellington, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated April 10, 2007.

Prospectus

                    shares

Common stock

This is an initial public offering of shares of common stock by Omneon Video Networks, Inc. Omneon is selling                    shares of common stock. The estimated initial offering price is between $         and $         per share.

We have applied for listing of our common stock on The NASDAQ Global Market under the symbol OMNE.

		Per share		Total

Initial public offering price.	$		$
Underwriting discounts and commissions	$		$
Proceeds to Omneon, before expenses	$		$

We have granted the underwriters an option for a period of 30 days to purchase up to             additional shares of common stock.

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan	Deutsche Bank Securities
Sole bookrunner

Canaccord Adams
Needham & Company, LLC
JMP Securities

                        , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale or our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                           , 2007, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Prospectus summary

The following summary should be read together with the more detailed information and consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. This summary highlights what we believe is the most important information about us and this offering. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and the consolidated financial statements and related notes included in this prospectus. In this prospectus, unless the context otherwise requires, the terms "Omneon," "we," "us" and "our" refer to Omneon Video Networks, Inc., a Delaware corporation, and its subsidiaries.

Omneon overview

Omneon is a leading provider of digital content storage and processing systems used by media companies to enable efficient production and distribution of high-quality digital video and audio. We develop, market and sell a range of video servers, active storage systems and related software applications that media companies use to simultaneously ingest, process, store, manage and deliver digital media in a wide range of formats. When used for television production and on-air operations, our products provide both continuous real-time record and playback capabilities as well as file-based access to digital media content. As the means by which media distribution to consumers rapidly evolves, our systems also provide a platform for media companies to produce more content for delivery to a wider range of devices.

We are a leading provider of broadcast video servers and are actively extending our leadership by addressing new segments of this market and expanding into the complementary digital media storage and content management markets. Our products include Spectrum video servers, MediaGrid active storage systems and MediaTool software applications. Our products were initially designed for, and have been deployed mostly by, broadcasters that use our products for the transmission of television content. We have enhanced our Spectrum products and introduced new products, such as MediaGrid, to address our customers' needs for content storage and production. In designing our products, we combine an understanding of workflows, or the processes by which media companies take raw material, such as video footage, and create finished program content, knowledge of information technologies and advanced system design capabilities to provide high-performance, standards-based solutions that are optimized for the large-capacity and high-bandwidth requirements of digital media. Our products are commonly integrated with complementary technologies and applications, and we encourage a broad ecosystem of partners to ensure interoperability with our platforms by supporting industry-standard interface protocols and offering application programming interfaces, or APIs.

Our flexible and scalable products are designed to meet the needs of media companies worldwide, including multi-national media conglomerates, commercial and public broadcast television networks, content networks, satellite broadcasters, television service providers, local television stations and mobile television providers. To date, our systems have been sold to more than 375 customers in over 50 countries. Our customers include system integrators, such as Ascent Media Group and Netorium, which were our two largest system integrators by revenues during the period from January 1, 2005 through December 31, 2006, and end users, such as British Broadcasting Corporation, British Sky Broadcasting, Discovery Communications and

Turner Entertainment, a division of Time Warner, which were our four largest end-user customers by revenues during the same period. We have grown our total revenues at a 63% compound annual growth rate over the past three years to $83.5 million in 2006 from $31.4 million in 2004. In 2006, we generated net income of $5.5 million. For 2006, we derived 63% of our total revenues from customers outside of the United States, with approximately 43% of our total revenues attributable to customers in European countries.

Industry overview

The advent of new technologies and distribution platforms is driving fundamental changes in the way video content is produced, programmed, distributed and consumed. Consumers are increasingly demanding broader access to both existing and new forms of content. This content is being distributed to a growing number of platforms, including high-definition, or HD, televisions, personal computers, mobile devices and portable media players. As a result, the need to produce different types of content in multiple formats is growing rapidly. For example, existing content producers, programmers and distributors are transitioning to HD video and surround sound audio, while emerging mobile and online video services need short program clips at lower bit rates. This diversity requires producers to create more content more efficiently. Raw program material must be shared among production teams creating content for different audiences and distribution channels. Content distributors must expand their operations to support a growing number of channels, as well as new formats intended for multiple distribution platforms.

The transformations occurring across the digital content value chain are changing the way production and distribution facilities are designed and operated. Disk-based storage is rapidly replacing tape-based storage to enable simultaneous access to raw content by multiple individuals and production teams. Disk-based storage also better supports the distribution of different content formats and multiple channels. The use of disk-based storage for both production and distribution coincides with the emergence of applications and systems capable of working with file-based media, rather than legacy video tapes. As a result, production and distribution facilities are upgrading their digital content infrastructure to take advantage of file-based workflows.

Our market opportunity

To address the changes in the industry, media companies must invest in solutions that allow them to better integrate their production and distribution workflows, enabling more collaborative production and efficient repurposing of their media assets. Workflow integration with file-based media can translate into significant reductions in labor costs, improved quality and increased flexibility to quickly deploy new revenue-generating services. As a result, media companies are investing in digital content infrastructure that enables them to reliably deploy best-of-breed production and distribution solutions. According to Frost & Sullivan, the worldwide market for video servers is expected to grow from $583 million in 2006 to $1.2 billion in 2010. Further, according to a November 2006 report by IDC, the worldwide market for high-capacity, also called capacity-optimized, disk storage systems is expected to grow from $2.2 billion in 2006 to $8.6 billion in 2010. Total annual new storage capacity needed for the digital content value chain, excluding storage for long-term archiving and media preservation, is expected to grow from approximately 196 petabytes in 2006 to approximately 496 petabytes in 2010, according to Coughlin Associates.

Our solutions

Omneon solutions allow our customers to deploy a digital content infrastructure that accommodates both real-time video processing and the transfer of files at rates that are faster than the actual playout duration of the content, which is known as faster-than-real-time, for the production and distribution of digital media content. Our Spectrum server and MediaGrid storage product lines complement each other to support this mixed operating environment.

Our Spectrum video server is optimized for high-reliability, real-time applications such as multi-channel broadcast playout. Broad adoption of Spectrum has established us as a leader in the broadcast video server market. Our recently introduced MediaGrid active storage system is optimized for high-availability file-based content storage and provides high-bandwidth simultaneous multi-user access to content. MediaGrid is also designed to incorporate grid computing, which is the linking together of multiple servers so that applications can share the combined processing power of the servers rather than having processing jobs performed by a single machine, resulting in faster overall performance. These capabilities will enable integrated digital media processing functions such as format conversion and quality control.

Our systems are typically managed and controlled by third-party applications. The combination of our products and these third-party applications is often part of a larger system designed and installed by independent system integrators. To date, over 140 application developers have licensed our APIs to enhance their level of integration with our systems. We encourage and support these developers by offering open, standards-based platforms to provide an integrated solution to our mutual customers.

Our strengths

We have expertise in developing open, scalable and reliable digital content storage and processing systems for media companies. Working closely with our customers, we develop products and technologies optimized for media workflows and enable them to reduce costs and address new revenue opportunities. Our key strengths include:

•
focus and strong reputation in the digital media market;

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expertise in integrating digital media and information technologies into cost-effective solutions;

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extensive knowledge of the technical infrastructure required to support complex workflows within a production and distribution facility;

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development of platforms designed to interoperate with best-of-breed technologies; and

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strong relationships and a proven ability to collaborate with global media companies.

Our strategy

We seek to become the leading provider of digital asset infrastructure to the media industry. The key elements of our strategy are to:

•
continue to expand our leadership in the broadcast video server market;

•
provide active storage solutions to the digital media industry;

•
expand our portfolio of content management applications;

•
continue to involve customers in strategic product planning;

•
pursue partnerships and complementary acquisitions; and

•
opportunistically expand into new and adjacent markets.

Corporate information

We were incorporated in Delaware in May 1998. Our principal offices are located at 965 Stewart Drive, Sunnyvale, CA 94085-3913, and our telephone number is (408) 585-5000. Our website address is www.omneon.com. The information contained in or that can be accessed through our website is not part of this prospectus.

Omneon®, Omneon Video Networks®, MediaGrid, Spectrum, MediaPort, MultiPort, MediaDirector, MediaStore and the Omneon logo are our trademarks in the U.S. and in other countries. All other trademarks or service marks appearing in this prospectus are trademarks of the respective companies that use them.

Recent development

In February 2007, we entered into an agreement to sell $15.0 million of common stock at a per share purchase price equal to the initial public offering price in a private placement to Sony Electronics. The sale to Sony Electronics will occur contemporaneously with this offering, subject to the satisfaction of certain closing conditions. In addition, we have agreed to diligently and in good faith negotiate with Sony the scope of a collaborative work agreement.

The offering

Common stock offered by Omneon	shares
Over-allotment option	shares
Common stock to be outstanding after this offering	shares
Use of proceeds	We intend to use the net proceeds to us from this offering for working capital and general corporate purposes, which may include possible acquisitions of complementary businesses, technologies or other assets.
Proposed NASDAQ Global Market symbol	OMNE

The share amounts listed here are based on shares outstanding as of December 31, 2006. These amounts exclude:

•
3,669,764 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2006 under our 1998 stock option plan at a weighted average exercise price of $1.57 per share;

•
102,750 shares of common stock issuable upon exercise of options granted between January 1, 2007 and February 28, 2007 under our 1998 stock option plan at a weighted average exercise price of $12.50 per share;

•
274,488 shares of common stock reserved for future issuance under our 1998 stock option plan as of February 28, 2007;

•
shares of common stock reserved for future issuance under our 2007 equity incentive plan and 2007 employee stock purchase plan, which we have adopted to become effective upon the completion of this offering and which contain provisions that automatically increase their share reserve each year, as more fully described in "Management—Employee benefit plans;" and

•
479,505 shares of common stock issuable upon exercise of outstanding warrants as of December 31, 2006 at a weighted average exercise price of $0.79 per share, of which warrants to purchase 69 shares of common stock expired in January 2007, and the remaining warrants will automatically be exercised on a net exercise basis upon completion of this offering, unless earlier exercised.

Unless otherwise noted, the information in this prospectus assumes:

•
the conversion of all outstanding shares of convertible preferred stock into an aggregate of 17,047,446 shares of common stock upon the completion of this offering;

•
the adoption of our restated certificate of incorporation and restated bylaws upon the completion of this offering;

•
no exercise of the underwriters' over-allotment option; and

•
the sale by us of                  shares of common stock to Sony Electronics, based on an assumed offering price of $         per share, in a private placement that will close contemporaneously with this offering.

Summary consolidated financial data

The following summary consolidated financial data should be read with our consolidated financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations," all included elsewhere in this prospectus. We derived the summary consolidated statement of income data for the years ended December 31, 2004, 2005 and 2006 and the summary consolidated balance sheet data as of December 31, 2006 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Years ended December 31,
(in thousands, except per share data)	2004	2005	2006

Consolidated statement of income data:
Total revenues	$31,428	$54,112	$83,526
Total cost of revenues	13,145	21,061	33,054

Gross profit	18,283	33,051	50,472
Total operating expenses(1)	18,303	28,171	42,860

Income (loss) from operations	(20)	4,880	7,612

Income before cumulative effect of change in accounting principle	27	4,698	5,542
Net income	$27	$4,141	$5,542

Pro forma net income per share(2):
Basic			$0.46
Diluted			0.41

Shares used to compute pro forma net income per share(2):
Basic			19,690
Diluted			22,231

(1)
Includes stock-based compensation of $932,000 in 2006.

(2)
Pro forma basic net income per share has been calculated by dividing net income for the period by the weighted average number of shares of common stock outstanding during the period, net of shares subject to repurchase, giving effect to (a) the assumed conversion of all outstanding shares of our preferred stock into an aggregate of 17,047,446 shares of common stock upon the completion of this offering and (b) the assumed issuance of 479,436 shares of common stock upon the exercise of outstanding warrants to purchase shares of preferred stock and the automatic conversion of these shares of preferred stock into shares of common stock. Pro forma diluted net income per share further gives effect to the incremental shares of common stock issuable upon the exercise of outstanding stock options.

The consolidated balance sheet data as of December 31, 2006 is presented:

•
on an actual basis;

•
on a pro forma basis to reflect (1) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 17,047,446 shares of common stock upon the completion of this offering, (2) the reclassification of the convertible preferred stock warrant liability to additional paid-in capital and (3) the issuance of 479,436 shares of common stock upon the exercise of outstanding warrants to purchase shares of preferred stock and the automatic conversion of these shares of preferred stock into shares of common stock; and

•
on a pro forma as adjusted basis to reflect (1) the adjustments described above, (2) the sale by us of                           shares of common stock at the assumed initial public offering price of $    per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (3) the sale by us of $15.0 million of common stock to Sony Electronics in a private placement that will close contemporaneously with this offering.

December 31, 2006 (in thousands)	Actual	Pro forma	Pro forma as adjusted(1)

Consolidated balance sheet data:
Cash and cash equivalents	$18,258	$18,258	$
Working capital	20,192	20,192
Total assets	51,588	51,588
Convertible preferred stock warrant liability	4,326	—		—
Total convertible preferred stock	39,785	—		—
Total stockholders' equity (deficit)	(12,352)	31,759

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would decrease or increase, as applicable, the number of shares to be issued to Sony Electronics by                  shares and increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition or results of operations could be seriously harmed. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks related to our business

We may not be able to continue to maintain or increase our profitability and our recent growth rates may not be indicative of our future growth.

We have been profitable in recent periods; however, we had an accumulated deficit of $56.8 million as of December 31, 2006. This accumulated deficit is attributable to net losses incurred from our inception in 1998 through 2004, before we first achieved profitability. We may not succeed in maintaining or increasing our profitability and could incur losses in future periods. We expect to incur additional operating expenses associated with being a public company, and we intend to continue to increase our operating expenses, including stock-based compensation, in all areas as we grow our business. If our revenues do not increase to offset these expected increases in costs or operating expenses, our operating results would be negatively affected. You should not consider our historic revenues and net income growth rates as indicative of future growth rates. Accordingly we cannot assure you that we will be able to maintain or increase our profitability in the future.

Our quarterly operating results have fluctuated in the past and may continue to fluctuate in the future, which could cause our stock price to decline.

Our quarterly results of operations have fluctuated in the past and may continue to fluctuate as a result of a variety of factors, some of which may be outside of our control. If our quarterly results of operations fall below the expectations of securities analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly results of operations may be due to a number of factors, including:

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the timing and volume of shipments of our products during a particular quarter;

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the timing and success of new product introductions by us or our competitors;

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seasonal variations in the demand for our products;

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the amount and timing of operating costs related to the maintenance and expansion of our business, operations and infrastructure;

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our ability to control costs, including third-party manufacturing costs and costs of components;

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changes in our or our competitors' pricing policies or sales terms;

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our ability to obtain sufficient supplies of components;

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our ability to maintain sufficient production volumes for our products;

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volatility in our stock price, which may lead to higher stock compensation expenses pursuant to Statement of Financial Accounting Standards No. 123(R), Share-Based Payments;

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the timing of costs related to the development or acquisition of technologies or businesses;

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general economic, industry and market conditions and those conditions specific to the broadcasting and digital media markets;

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the purchasing and budgeting cycles of our customers; and

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geopolitical events such as war, threat of war or terrorist actions.

In addition, our revenues in a given quarter are largely dependent upon sales closed in that quarter. Typically, a large percentage of these sales occurs in the last month of the quarter. Because our operating expenses are largely fixed in the short-term, any reported shortfalls in revenues in a given quarter would have a direct and material adverse effect on our operating results in that quarter. We believe that our quarterly revenues and results of operations may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

We face intense competition and if we are unable to compete effectively, we may experience decreased sales or pricing pressure, which would negatively impact our future operating results.

The markets for our products are highly competitive. Our Spectrum product competes with products produced by Avid Technology, Inc., Harris Corporation, SeaChange International, Inc. and Thomson S.A. We believe that our MediaGrid product will compete with products offered by manufacturers of general purpose storage products. These competitors have various advantages over us, including the following:

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greater market presence and greater name recognition;

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substantially greater financial, technical, research and development, sales and marketing, manufacturing, distribution and other resources;

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substantially larger patent portfolios;

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longer operating histories;

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a broader offering of products and services;

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more established relationships with industry participants, suppliers and other technology companies; and

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the ability to acquire technologies or consolidate with other companies in the industry to compete more effectively.

Because our competitors have greater financial strength than we do and are able to offer a more diversified bundle of products and services, they may have the ability to significantly undercut our prices, which could make us less competitive or force us to reduce our average selling prices, negatively impacting our margins. In addition to price, we also compete on the basis of feature set, reliability and scalability. Our competitors may also be able to develop products that are superior to our products in these respects. In addition, if demand for our competitors' products increases relative to our products, our competitive position will be impaired and we may not be able to increase our revenues.

As the industry evolves and as we introduce additional products, we expect to encounter additional competitors, including companies in adjacent technology businesses and other emerging companies that may announce video server or storage product offerings. Moreover, our current and potential competitors, including companies with whom we currently have strategic alliances, may establish cooperative relationships among themselves or with other third-parties. If this occurs, new competitors or alliances may emerge that could negatively affect our competitive position and negatively impact our future operating results.

We have significant international operations and derive a large portion of our revenues from international customers, which exposes us to significant risks.

In 2006, we derived 63% of our total revenues from international customers. We have employees in international locations such as the United Kingdom, Singapore, Hong Kong and Japan. We intend to expand into other geographic areas. The success of our business will depend, in large part, on our ability to continue to operate successfully worldwide and to further expand our international operations and sales. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that are different from those in the United States. We cannot be sure that further international expansion will be successful. In addition, we face risks in doing business internationally that could expose us to reduced demand for our products, lower prices for our products or other adverse effects on our operating results. Among the risks we believe are most likely to affect us are:

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our ability to comply with differing technical and environmental standards and certification requirements outside the United States;

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difficulties and costs associated with staffing and managing foreign operations;

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longer and more difficult customer qualification and credit checks;

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greater difficulty collecting accounts receivable and longer payment cycles;

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unexpected changes in regulatory requirements;

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reduced protection for intellectual property rights in some countries;

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adverse tax consequences, including additional tax exposure if we are in the future deemed to have established a permanent establishment outside of the United States;

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compliance with the Foreign Corrupt Practices Act;

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fluctuations in currency exchange rates, which could increase the price of our products to customers outside of the United States, increase the expenses of our international operations by reducing the purchasing power of the U.S. dollar and expose us to foreign currency exchange rate risk if, in the future, we denominate our international sales in currencies other than the U.S. dollar;

•
our dependence on third-parties to provide international back-office support;

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new and different sources of competition; and

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political and economic instability or terrorism.

Our failure to manage any of these risks successfully could harm our international operations and reduce our international revenues.

We use system integrators to sell our products, and our business could be harmed if these parties do not market and support our systems successfully.

We derived approximately 71% of our total revenues in 2006 from sales through system integrators. Our two largest system integrators, Ascent Media Group and Itochu Cable Systems Corporation, represented 9% and 5%, respectively, of our total revenues in 2006. Accordingly, we are dependent on these entities to sell our products. These entities can have a substantial influence on purchase decisions by end users. These entities may not promote or market our products effectively, or could experience financial difficulties or even close operations. These entities are generally not contractually obligated to sell or promote our products, and may also offer competitive products. If our competitors were to offer more favorable terms to these entities for sales of their products, sales of our products through these entities could be adversely affected. If these system integrators do not promote our products effectively, or if we lose the services of a key system integrator, we would have to develop additional relationships with other third parties or devote more resources to directly selling our products, either of which could harm our future operating results.

We derive a substantial majority of our revenues from customers in the broadcast industry that use our products for the transmission of television content. If we fail to generate continued revenues from this market or if there is a downturn in this market, our revenues could decline.

We have derived the substantial majority of our historical revenues from customers in the broadcast industry that use our products for the transmission of television content. Our future success depends upon the continued demand for our products from customers in this industry. This industry is cyclical and reactive to geopolitical and general economic conditions. There have in the past been restructurings, consolidations and reorganizations in this industry. These can cause delays and reductions in capital and operating expenditures by broadcasters, which could reduce demand for the type of equipment we sell. In addition, if this industry were to widely adopt products of our competitors, our revenues and operating results could be adversely affected.

Our future financial performance depends on growth in the markets for video servers and digital content storage systems. If these markets do not continue to grow at the rate that we forecast, our operating results would be materially and adversely impacted.

Our products are designed to address the markets for video servers and digital content storage systems that enable and enhance the ingest, processing, storage, management and delivery of digital media. Our products were initially designed for, and have been deployed mostly by, broadcasters that use our products for the transmission of television content. We have enhanced our Spectrum products and introduced new products, such as MediaGrid, to address our customers' needs for content storage and production. To date, we have not had a material amount of sales to customers for production uses, such as in news, sports and post-production projects. Our future financial performance will depend in large part on growth in these markets and on our ability to adapt to evolving customer requirements. A reduction in demand for video servers and digital content storage systems, particularly for the applications we are targeting, caused by lack of customer acceptance, weakening economic conditions, competing technologies and products, decreases in corporate spending or otherwise would result in decreased revenues or a lower revenue growth rate.

We depend on sales of our Spectrum video server products. If market demand for these products does not continue, our future operating results could be harmed.

We have derived a substantial majority of our historical revenues from sales of our Spectrum video server products. Because of the relatively recent introduction of our MediaGrid product, we expect that we will continue to be dependent on the Spectrum products for a substantial portion of our future revenues. If our Spectrum products are unable to remain competitive, or if we experience pricing pressure or reduced demand for these products, our future revenues and business would be harmed.

We have not yet derived a material amount of revenues from sales of our MediaGrid product and if this product is not accepted, our future operating results could be harmed.

As part of our strategy to expand our products for applications outside of the transmission of digital video content, we introduced our MediaGrid product in April 2006. We only began deriving revenues from sales of this product during the third quarter of 2006. As is commonly the case with the introduction of complex products, our MediaGrid system may require further refinements before broad customer adoption can be achieved. We have invested, and expect to continue to invest, substantial resources in our MediaGrid product. We cannot assure you that this product will become widely accepted or that we will be able to derive substantial revenues from the sale of this product. If this product is not accepted, our future revenue growth could be negatively affected, which would harm our future operating results and future profitability.

Our sales cycle can be lengthy and unpredictable, which may make it difficult to predict sales in any particular quarter.

The sales cycle for our products can be lengthy, in some cases over 12 months. In addition, we may expend significant resources during the sales cycle and ultimately fail to produce a sale. The success of our product sales process is subject to many factors, some of which we have little or no control over, including:

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the timing of our end customers' budget cycles and approval processes;

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customers' or system integrators' willingness to use our products as part of a larger system implementation;

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our ability to introduce new products, features or functionality in a timely manner;

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the announcement or introduction of competing products; and

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established relationships between our competitors and our potential customers.

We expend substantial time, effort and money educating our current and prospective customers as to the value of our products. If we are unsuccessful in closing sales after expending significant resources, our revenues and operating results will be adversely affected.

Our business may be harmed if our contract manufacturers are not able to provide us with adequate supplies of our products.

We outsource the manufacturing of our products. We also rely on third parties to perform quality control testing of our products before they are shipped to customers. We submit purchase orders to these manufacturers that describe, among other things, the type and quantities of our products to be manufactured by the applicable manufacturer and the delivery date and other delivery terms applicable to the products. We do not have other written agreements with these manufacturers. We currently rely on Paramit and Xyratex to manufacture our Spectrum product and Bell Microproducts to manufacture our MediaGrid product. Although we have evaluated the manufacture of our products with these third-party manufacturers and assessed that there are no sole sourced processes, technologies, materials or intellectual property that preclude transfer to alternate third-party manufacturers, we have not qualified alternative manufacturers. Our reliance on outside manufacturers involves a number of potential risks, including the absence of adequate capacity, the unavailability of, or interruptions in access to, necessary manufacturing processes and reduced control over delivery schedules. In addition, our manufacturers do not have any written contractual obligation to accept any purchase order that we submit for the manufacture of any of our products nor do we have any assurance that our manufacturers will agree to manufacture and supply any or all of our requirements for our products. Even if our manufacturers accept and fulfill our orders, it is possible that the products may not meet our specifications. Because we do not control the final assembly and quality assurance of our products, there is a chance that these products may contain defects or otherwise not meet our quality standards, which could result in warranty claims that could adversely affect our operating results and future sales.

If our manufacturers are unable or unwilling to continue manufacturing our products in required volumes in a timely manner and at a reasonable price or fail to meet our quality specifications, or if they significantly increase their prices, we will have to identify one or more acceptable alternative manufacturers. The process of identifying and qualifying a new manufacturer can be time consuming. Additionally transitioning to new manufacturers may cause delays in supply if the new manufacturers have difficulty manufacturing products to our specifications or quality standards.

If we experience delays, shortages or quality issues from our component suppliers, our product sales could suffer.

We or our contract manufacturers purchase several key components used in the manufacture of our products from limited or, in some cases, single sources. For example, we rely on Intel as the sole source of microprocessors used in our products. We do not have written supply agreements with any of these suppliers to guarantee the supply of key components used in our products. Accordingly, we cannot be certain or provide any assurance that we will have at all times a sufficient supply of these key components to meet our needs. If any of these limited or single source component suppliers experience capacity constraints, work stoppages, financial difficulties or other reductions or disruptions in output, they may not be able to meet, or may choose not to meet, our delivery schedules. Also, our component suppliers may:

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provide us with components that do not meet our quality or performance specifications;

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stop selling their products or components to us at commercially reasonable prices;

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refuse to sell their products or components to us at any price; or

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be unable to obtain or have difficulty obtaining components for our products from their suppliers.

If the supply of any key component is disrupted, we may be unable to deliver our products to our customers on a timely basis, which could result in lost or delayed revenues, injury to our reputation, increased manufacturing costs or exposure to claims by our customers. Even if alternate suppliers are available, we may have difficulty identifying them in a timely manner, incur significant additional expense in changing suppliers and experience difficulties or delays in the manufacturing of our products. In addition, we must successfully manage the supply of components to our contract manufacturers. Any failure by us to effectively manage our supply chain could adversely affect our supply of finished goods and our ability to fulfill customer demand.

The average selling price of our products may decrease, which could negatively impact our operating results.

It is possible that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, new product introductions by us or our competitors or other factors. If the average selling prices of our products decline and we are unable to respond in a timely manner by developing and introducing new products and continually reducing our product costs, our revenues and gross margin may decline, which will harm our business and results of operations.

Our end users require a high degree of product reliability. If we are unable to provide high quality products, our relationships with system integrators and end users could be harmed.

Because our end users rely on our products for applications that are critical to their business, any failure to provide high quality and reliable products and services, whether caused by our own failure or failures by our contract manufacturers or suppliers, could damage our reputation and reduce demand for our products. In addition, delays in our ability to fill product orders as a result of quality control issues, such as an increase in failure rates or warranty claims, could negatively affect our relationships with system integrators and end users and harm our revenues, operating results and growth.

If we fail to develop and introduce new products or enhancements to existing products in a timely manner, or if we fail to manage product transitions, we could experience decreased revenues in the future.

Our future growth depends on our ability to develop and introduce new products successfully. Due to the complexity of the type of products we produce, there are significant technical risks that may affect our ability to introduce new products successfully. If we are unable to develop and introduce new products and enhancements to our existing products in a timely manner or in response to changing market conditions or customer requirements, or if these products do not achieve market acceptance, our operating results could be materially and adversely affected.

In addition, components used in our existing products periodically reach end of life which results in our having to change our product designs. We are also periodically required to redesign some of our products in order to remain competitive because of increased functionality or higher performance afforded by new components. If these redesigns are not timely, or if they result in unexpected issues related to quality or performance, sales of these products could be adversely affected.

Product introductions by us in future periods may also reduce demand for our existing products. As new or enhanced products are introduced, we must successfully manage the transition from older products, avoid excessive levels of older product inventories and ensure that sufficient supplies of new products can be delivered to meet customer demand. Our failure to do so could adversely affect our operating results.

If we fail to respond to technological changes and evolving industry standards, our products could become obsolete or less competitive in the future.

Our products must respond to technological changes and evolving industry standards. If we are unable to develop enhancements to, and new features for, our existing products or acceptable new products that keep pace with technological developments or industry standards, our products may become obsolete, less marketable and less competitive and our business will be harmed.

If our products do not interoperate with other systems, installations could be delayed or cancelled.

Our products may be required to interface with additional end-user equipment, applications or systems, each of which may have different specifications. A lack of interoperability may result in significant support and repair costs and harm relations with our end users. If our products do not interoperate with end-user systems or applications, installations could be delayed or orders for our products could be cancelled, which would result in loss of revenues that could significantly impair our business and operating results.

Our products are highly complex and may contain undetected software or hardware errors, which could harm our reputation and future product sales.

Our products are highly complex and, when deployed, are critical to our end users' business operations. Our products have in the past contained, and may in the future contain, undetected errors, defects or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and deployed. For example, in late 2004, we experienced increased failure rates with respect to a third-party component contained in some of our products, but these issues were resolved under the third party's warranty. Any errors, defects or security vulnerabilities discovered in our products after commercial release could result in loss of revenues, loss of customers and increased service and warranty costs, any of which could adversely affect our business. In addition, we could face claims for product liability, tort or breach of warranty. Our purchase orders contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and adversely affect the market's perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely affected.

Our future success depends on our ability to attract and retain key personnel, and our failure to do so could harm our ability to grow our business.

Our future success will depend on our ability to attract and retain our key personnel, namely our management team and experienced sales and engineering personnel. We must also attract, assimilate and retain other highly qualified employees, including technology, marketing and support personnel. There is substantial competition for highly skilled employees. Our management and key employees are not bound by agreements that could prevent them from terminating their employment at any time. If we fail to attract and retain key employees, our ability to grow our business could be harmed.

If we fail to manage our growth effectively, our business could be harmed.

We are currently experiencing a period of rapid growth in our headcount and operations, which has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to successfully manage our growth, we will be unable to execute our business plan and our business could be harmed.

Our use of open source software and other third-party technology and intellectual property could impose limitations on our ability to market our products.

We incorporate open source software into our products. Although we monitor our use of open source closely, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to market our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, to disclose and offer royalty-free licenses in connection with our own source code, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could adversely affect our business.

We also incorporate certain third-party technologies, including software programs and patented standards such as MPEG-2, into our products and may need to utilize additional third-party technologies in the future. However, licenses to relevant third-party technology may not continue to be available to us on commercially reasonable terms, or at all. Therefore, we could face delays in product releases until equivalent technology can be identified, licensed or developed, and integrated into our current products. These delays, if they occur, could materially adversely affect our business.

Failure to protect our intellectual property could substantially harm our business.

Our success and ability to compete are substantially dependent upon our intellectual property. We rely on patent, trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, strategic partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We currently have nine issued patents and 13 patent applications in the United States. We also have one issued patent and nine patent applications in foreign countries based on our issued patents and patent applications in the United States. We cannot assure you that any additional patents will be issued. Even if patents are issued, they may not adequately protect our intellectual property rights or our products against competitors, and third parties may challenge the scope, validity and/or enforceability of our issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents that may be issued to us.

We intend to enforce our intellectual property rights vigorously, and from time to time we may initiate claims against third parties that we believe are infringing our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could seriously harm our business.

If a third party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business.

Third parties have in the past sent us correspondence regarding their intellectual property and in the future we may receive claims that our products infringe or violate their intellectual property rights. For example, in May 2004, we received a letter from Leitch Technology Corporation to the effect that some of the functionality of our Spectrum product fell within the subject matter of three U.S. Patents owned by it. In June 2004, we responded to this letter, stating our belief that the scope of the patents held by Leitch did not extend to our products. Leitch responded in January and April 2005, alleging that it believed it was likely that our products use the subject matter of the three patents. We responded in May 2005, noting that after reviewing the three patents, we continued to believe that none of our products infringe the patents in question. In December 2005, we received a letter from Harris Corporation, which acquired Leitch, alleging that our Spectrum media server product infringes one of the three patents originally referenced by Leitch. In November 2006, we received a letter from Harris reiterating its allegation that our Spectrum product infringes this patent. After reviewing these claims on numerous occasions with our internal technical personnel and with the assistance of outside patent counsel, we continue to believe that our product does not infringe these patents. Further, we believe that at least some claims of the patent are invalid on the basis that prior art discloses or suggests the subject matter of the patent claims. However, we cannot assure you that Harris will not initiate a lawsuit against us. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages and prevent us from selling our products. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. We may also be obligated to indemnify our customers or business partners in connection with any such litigation, which could further exhaust our resources. Furthermore, as a result of an intellectual property challenge, we may be required to enter into royalty, license or other agreements. We may not be able to obtain these agreements at all or on terms acceptable to us. Litigation over patent rights and other intellectual property rights is not uncommon with respect to digital media technologies and network storage technologies, and sometimes involves patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our own patents may provide little or no deterrence.

We are subject to governmental export controls that could subject us to liability or adversely affect our ability to sell our products in international markets.

Our products are subject to U.S. export controls and may be exported outside the U.S. only with the required level of export license or through an export license exception, because we incorporate encryption technology into our products. Various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or could limit our customers' ability to deploy our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Failure to comply with these and similar laws on a timely basis, or at all, could have a material adverse effect on our business, operating results and financial condition. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business.

We are subject to environmental and other health and safety regulations that may increase our costs of operations or limit our activities.

We are subject to environmental and other health and safety regulations relating to matters such as reductions in the use of harmful substances, the use of lead-free soldering and the recycling of products and packaging materials. The European Parliament and the Council of the European Union have published directives on waste electrical and electronic equipment and on the restriction of the use of certain hazardous substances in electrical and electronic equipment. These directives generally require electronics producers to bear the cost of collection, treatment, recovery and safe disposal of past and future products from end users and to ensure that new electrical and electronic equipment does not contain specified hazardous substances. While the cost of these directives to us cannot be determined before regulations are adopted in individual member states of the European Union, it may be substantial and may divert resources, which could detract from our ability to develop new products or operate our business. We may not be able to comply in all cases with applicable environmental and other regulations, and if we do not, we may incur remediation costs or we may not be able to offer our products for sale in certain countries, which could adversely affect our results.

We may expand through acquisitions of, or investments in, other companies, each of which may divert our management's attention, result in additional dilution to stockholders or use resources that are necessary to operate other parts of our business.

As part of our business strategy, we may seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our products, enhance our technical capabilities or otherwise offer growth opportunities. Acquisitions could create risks for us, including:

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difficulties in assimilating acquired personnel, operations and technologies;
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unanticipated costs or liabilities associated with the acquisition;
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incurrence of acquisition-related costs;
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diversion of management's attention from other business concerns;
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use of resources that are needed in other parts of our business; and
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use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our earnings based on this impairment assessment process, which could harm our results of operations.

We may be unable to complete acquisitions at all or on commercially reasonable terms, which could limit our future growth. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results may suffer.

The issuance of new accounting standards or future interpretations of existing accounting standards could adversely affect our operating results.

We prepare our financial statements to conform to accounting principles generally accepted in the United States. A change in those principles could have a significant effect on our reported results and might affect our reporting of transactions completed before a change is announced. Generally accepted accounting principles in the United States are issued by and are subject to interpretation by the Public Company Accounting Oversight Board, the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, or AICPA, the Securities and Exchange Commission, or SEC, and various other bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. The AICPA continues to issue interpretations and guidance for applying the relevant accounting standards to a wide range of sales practices and business arrangements. The issuance of new accounting standards or future interpretations of existing accounting standards, or changes in our business practices could result in future changes in our revenue recognition or other accounting policies that could have a material adverse effect on our results of operations.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources and, divert management's attention or affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules and regulations of The NASDAQ Stock Market. We expect these rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The Sarbanes-Oxley Act will require, among other things, that we maintain disclosure controls and procedures and internal control over financial reporting. This can be difficult to do. In order to maintain and improve our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, management's attention may be diverted from other business concerns, which could harm our business, financial condition and results of operations. These efforts will also involve substantial accounting related costs. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The NASDAQ Global Market.

Under the Sarbanes-Oxley Act and the rules and regulations of The NASDAQ Stock Market, we are required to maintain a board of directors with a majority of independent directors. As a public company, we may have difficulty recruiting and retaining qualified directors, especially those directors who may be considered independent for purposes of The NASDAQ Stock Market rules.

We might require additional capital to support business operations, and this capital might not be available on acceptable terms, or at all.

If our cash and cash equivalents balances and any cash generated from operations and from this offering are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt or equity financings, to fund our operations. We cannot assure you that we will be able to raise needed cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the initial public offering price. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of common stock. In addition, if we were to raise cash through a debt financing, such debt may impose conditions or restrictions on our operations, which could adversely affect our business. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our operating plans to the extent of available funding, which would harm our ability to grow our business.

Our principal offices and the facilities of our third-party manufacturers are located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could damage our facilities or the facilities of our third-party manufacturers, which could cause us to curtail our operations.

Our principal offices and the facilities of our third-party manufacturers are located in California near known earthquake fault zones and, therefore, are vulnerable to damage from earthquakes. We are also vulnerable to damage from other types of disasters, such as power loss, fire, floods and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. In addition, we may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Risks related to this offering

There has been no prior market for our common stock, our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us. The initial public offering price may vary from the market price of our common stock following this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. In addition, the market price of our common stock may fluctuate significantly in response to numerous factors, many of which we cannot control, including:

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price and volume fluctuations in the overall stock market;

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changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

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actual or anticipated fluctuations in our operating results;

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changes in financial estimates by any securities analysts who follow our company, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our stock;

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ratings downgrades by securities analysts, if any, who follow our company;

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the public's response to our press releases or other public announcements, including our filings with the SEC;

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announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

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introduction of technologies or product enhancements that reduce the need for our products;

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market conditions or trends in our industry or the economy as a whole;

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additions or departures of key personnel;

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lawsuits threatened or filed against us;

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future sales of our common stock by our executive officers, directors and significant stockholders; and

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other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets, and in particular The NASDAQ Global Market on which our common stock will be listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies.

Purchasers in this offering will suffer immediate dilution.

If you purchase shares of our common stock in this offering, you will experience dilution of $             per share in the tangible book value of our common stock from the initial public offering price, based on the number of shares outstanding as of December 31, 2006 and assuming an initial public offering price of $    per share. This is due in large part to earlier investors in our company having paid less than the assumed initial public offering price when they purchased their shares. In addition, the exercise of currently outstanding options and warrants to purchase common stock and future equity issuances, including future public or private securities offerings and any additional shares issued in connection with acquisitions, will result in further dilution. Investors purchasing shares of common stock in this offering and Sony Electronics will contribute approximately    % of the total amount we have raised since our inception, but will own only approximately    % of our total common stock immediately following the completion of this offering.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock or if there is a large number of shares of our common stock available for sale. After this offering, we will have outstanding                           shares of our common stock, or                           shares if the underwriters exercise their over-allotment option in full, based on the number of shares outstanding as of February 28, 2007. This includes the shares that we are selling in this offering, which may be resold in the public market immediately. The remaining                            shares, or    % of our outstanding shares after this offering, including                  shares of common stock, based on an assumed offering price of $         per share, to be issued to Sony Electronics in a private placement that will close contemporaneously with this offering, are restricted as a result of market standoff and/or lock-up agreements but will be able to be sold in the near future as set forth below:

Number of shares and % of total outstanding	Date available for sale into public market

shares, or %	180 days after the date of this prospectus upon the expiration of the lock-up period, subject in some cases to the provisions of Rule 144 under the Securities Act of 1933.
shares, or %	Various dates thereafter upon the lapse of our right of repurchase with respect to unvested shares.
shares, or %	one year from the date of this offering, subject to the provisions of Rule 144 under the Securities Act of 1933.

After this offering, the holders of an aggregate of                           shares of our common stock, in addition to Sony Electronics, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the issuance of all shares of common stock that we have issued and may issue under our employee equity incentive plans. Effective upon the completion of this offering, an aggregate of                           shares of our common stock will be reserved for issuance under these plans, and the share reserves under our 2007 equity incentive plan and our 2007 employee stock purchase plan will also be subject to annual increases in accordance with the terms of these plans. Once we register the issuance of these shares, they can be freely sold in the public market upon issuance, subject to certain lock-up agreements.

The market price of the shares of our common stock could decline due to sales of a substantial number of our shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

Our directors, executive officers and principal stockholders will continue to have substantial control over Omneon after this offering and could act in a manner with which other stockholders may disagree or that is not necessarily in the interests of other stockholders.

After this offering, based upon beneficial ownership as of February 28, 2007, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately             % of our outstanding common stock. As a result, these stockholders, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock. In addition, these stockholders, some of whom have representatives sitting on our board of directors, could use their voting influence to maintain our existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We intend to use the net proceeds of this offering for working capital and general corporate purposes. However, we cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering, nor have we performed studies or had preliminary discussions with respect to the best use of the capital resources resulting from this offering. As such, our management will have broad discretion in the application of the net proceeds, including working capital, capital expenditures, possible acquisitions and other general corporate purposes. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Some provisions in our certificate of incorporation and bylaws and Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our management.

Our certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

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only our chairman, our chief executive officer, our president or a majority of our board of directors is authorized to call a special meeting of stockholders;

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our stockholders may take action only at a meeting of stockholders and not by written consent;

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vacancies on our board of directors may be filled only by our board of directors and not by stockholders;

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our certificate of incorporation authorizes undesignated preferred stock, or "blank check" preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

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advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits "business combinations" between a Delaware corporation and an "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock, for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. There are many large, well-established publicly traded companies active in our industry and market, which may mean it will be less likely that we receive widespread analyst coverage. Furthermore, if one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Forward-looking statements and industry data

This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations" and "Business." Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "could," "seeks," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," "will," "would" or similar expressions and the negatives of those statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in "Risk factors." Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications, surveys and forecasts generated by Coughlin Associates, Frost & Sullivan and IDC. These publications typically indicate that they have obtained their information from sources they believe to be reliable, but do not guarantee the accuracy and completeness of their information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk factors." These and other factors could cause results to differ materially from those expressed in these publications, surveys and forecasts.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $             million, based upon an assumed initial public offering price of $             per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, we expect to receive net proceeds of $15.0 million from the private placement of common stock to Sony Electronics contemporaneously with this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $    per share would increase (decrease) the net proceeds to us from this offering by approximately $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to obtain additional working capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We also may use a portion of the net proceeds to us for possible acquisitions of complementary businesses, technologies or other assets.

We currently have no specific plans for the use of the net proceeds to us from this offering and the private placement and we have no ongoing negotiations or current agreements or commitments with respect to any material acquisitions. We may use a portion of the proceeds to expand our sales and marketing activities and our international operations and fund the additional costs we will incur as a public company. However, if we continue to generate cash from our operations, we may not need to use the proceeds for such purposes. We cannot specify with certainty the particular uses of the net proceeds that we will receive, nor have we performed studies or made preliminary decisions with respect to the best use of the capital resources resulting from this offering and the private placement. Accordingly, our management will have broad discretion in the application of the net proceeds to us, and investors will be relying on the judgment of our management regarding the application of these proceeds.

Pending their use, we plan to invest the net proceeds to us in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

Capitalization

The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2006:

•
on an actual basis;

•
on a pro forma basis to reflect (1) the automatic conversion of all outstanding shares of our preferred stock into shares of common stock upon the completion of this offering, (2) the reclassification of the convertible preferred stock warrant liability to additional paid-in capital and (3) the issuance of 479,436 shares of common stock upon the exercise of outstanding warrants to purchase shares of preferred stock and the automatic conversion of these shares of preferred stock into shares of common stock; and

•
on a pro forma as adjusted basis to reflect the adjustments described above and (1) the sale by us of                           shares of common stock at the assumed initial public offering price of $             per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (2) the filing of our restated certificate of incorporation to authorize 200,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock and (3) the sale by us of                  shares of common stock to Sony Electronics, based on an assumed offering price of $         per share, in a private placement that will close contemporaneously with this offering.

You should read this table together with our consolidated financial statements and notes thereto and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

December 31, 2006 (in thousands, except per share data)	Actual	Pro forma	Pro forma as adjusted(1)

Cash and cash equivalents	$18,258	$18,258	$

Convertible preferred stock warrant liability	$4,326	$—		$—

Convertible preferred stock: $0.001 par value per share; 17,527 shares authorized, 17,047 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	39,785	—		—

Stockholders' equity (deficit):
Preferred stock: $0.001 par value per share; no shares authorized, issued and outstanding, actual and pro forma; 5,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—		—
Common stock: $0.001 par value per share; 36,103 shares authorized, 2,529 shares issued and outstanding, actual; 36,103 shares authorized, 20,055 shares issued and outstanding, pro forma; 200,000 shares authorized, shares issued and outstanding, pro forma as adjusted	3	20
Additional paid-in capital	45,479	89,573
Deferred stock-based compensation	(1,057)	(1,057)
Accumulated deficit	(56,777)	(56,777)

Total stockholders' equity (deficit)	(12,352)	31,759

Total capitalization	$31,759	$31,759	$

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would decrease or increase, as applicable, the number of shares to be sold to Sony Electronics by                  shares and increase or decrease, as applicable, the amount of cash and cash equivalents, additional paid-in capital, total

  stockholders' equity (deficit) and total capitalization by approximately $    million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The number of shares of common stock outstanding as of December 31, 2006 on the table above does not reflect:

•
3,669,764 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2006 under our 1998 stock option plan at a weighted average exercise price of $1.57 per share;

•
102,750 shares of common stock issuable upon exercise of options granted between January 1, 2007 and February 28, 2007 under our 1998 stock option plan at a weighted average exercise price of $12.50 per share;

•
274,488 shares of common stock reserved for future issuance under our 1998 stock option plan as of February 28, 2007;

•
shares of common stock reserved for future issuance under our 2007 equity incentive plan and 2007 employee stock purchase plan, which we have adopted to become effective upon the completion of this offering and which contain provisions that automatically increase their share reserve each year, as more fully described in "Management—Employee benefit plans;"

•
on an actual basis, 479,505 shares of common stock issuable upon exercise of outstanding warrants as of December 31, 2006 at a weighted average exercise price of $0.79 per share, of which warrants to purchase 69 shares of expired in January 2007, and the remaining warrants will be automatically exercised on a net exercise basis upon the completion of this offering, unless earlier exercised; and

•
256,143 shares of our common stock that are issued and outstanding but that were subject to a right of repurchase by us as of December 31, 2006 and therefore not included in stockholders' (deficit) equity pursuant to U.S. generally accepted accounting principles.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Pro forma net tangible book value per share is determined by dividing the number of shares of common stock outstanding, after giving effect to (1) the conversion of all outstanding shares of preferred stock into 17,047,446 shares of common stock in this offering and (2) the issuance of 479,436 shares of common stock upon the exercise of outstanding warrants to purchase shares of preferred stock and the automatic conversion of these shares of preferred stock into shares of common stock, as of December 31, 2006 into our total tangible assets (total assets less intangible assets) less total liabilities. Our pro forma net tangible book value as of December 31, 2006 would have been approximately $        million, or approximately $         per share.

After giving effect to (1) the sale of common stock offered by us in this offering at an assumed initial public offering price of $         per share, net of estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (2) the sale by us of                  shares of common stock to Sony Electronics, based on an assumed offering price of $         per share, in a private placement that will close contemporaneously with this offering, our pro forma as adjusted net tangible book value as of December 31, 2006 would have been approximately $        million, or approximately $         per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to existing stockholders, and an immediate dilution of $         per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2006	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would decrease or increase, as applicable, the number of shares to be sold to Sony Electronics by                  shares and increase or decrease, as applicable, our pro forma as adjusted net tangible book value as of December 31, 2006 by approximately $          million, the pro forma as adjusted net tangible book value per share after this offering and the contemporaneous private placement by $         and the dilution in pro forma as adjusted net tangible book value to new investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2006, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid to us by existing stockholders and by investors participating in this offering, before deducting estimated underwriting discounts and

commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $    per share:

	Shares purchased			Total consideration
Average price per share
	Number	Percent		Amount	Percent

Existing stockholders before this offering			%	$		%	$
Investors participating in this offering							$
Sony Electronics							$

Total		100%			$100%

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, as applicable, total consideration paid to us by investors participating in this offering by approximately $          million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us, and decrease or increase, as applicable, the number of shares to be sold to Sony Electronics by              shares.

The discussion and tables above assume no exercise of the underwriters' over-allotment option or any outstanding options. If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by investors participating in this offering will be increased to                           , or    % of the total number of shares of common stock to be outstanding after this offering, and the percentage of the total shares outstanding held by existing stockholders and Sony Electronics will be reduced to             % and              %, respectively, of the total number of shares of common stock to be outstanding after this offering.

The number of shares outstanding as of December 31, 2006 excludes:

•
3,669,764 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2006 under our 1998 stock option plan at a weighted average exercise price of $1.57 per share;

•
102,750 shares of common stock issuable upon exercise of options granted between January 1, 2007 and February 28, 2007 under our 1998 stock option plan at a weighted average exercise price of $12.50 per share;

•
274,488 shares of common stock reserved for future issuance under our 1998 stock option plan as of February 28, 2007; and

•
shares of common stock reserved for future issuance under our 2007 equity incentive plan and 2007 employee stock purchase plan, which we have adopted to become effective upon the completion of this offering and which contain provisions that automatically increase their share reserve each year, as more fully described in "Management—Employee benefit plans."

To the extent that any options are exercised, new options or shares of common stock are issued under our 2007 equity incentive plan or our 2007 employee stock purchase plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

Selected consolidated financial data

The following selected consolidated financial data should be read together with our consolidated financial statements and notes and "Management's discussion and analysis of financial condition and results of operations" appearing elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 and the selected consolidated statements of operations data for the years ended December 31, 2002 and 2003 are derived from our audited consolidated financial statements, which are not included in this prospectus. The pro forma basic net income per share data are unaudited and give effect to the conversion into common stock of all outstanding shares of our preferred stock for the periods indicated.

	Years ended December 31,
(in thousands, except per share data)	2002	2003	2004	2005	2006

Consolidated statement of operations data:
Revenues:
Product revenues	$7,431	$12,216	$30,528	$51,358	$78,688
Service revenues	46	218	900	2,754	4,838

Total revenues	7,477	12,434	31,428	54,112	83,526
Cost of revenues:
Cost of product revenues(1)	4,705	6,457	12,240	19,064	28,307
Cost of service revenues(1)	33	53	905	1,997	4,747

Total cost of revenues	4,738	6,510	13,145	21,061	33,054

Gross profit	2,739	5,924	18,283	33,051	50,472
Operating expenses:
Research and development(1)	5,258	4,935	6,385	9,756	17,265
Sales and marketing(1)	5,223	6,435	10,123	15,427	20,414
General and administrative(1)	1,419	1,602	1,795	2,988	5,181

Total operating expenses	11,900	12,972	18,303	28,171	42,860

Income (loss) from operations	(9,161)	(7,048)	(20)	4,880	7,612
Interest and other income (expense), net:
Interest income and other	70	59	94	282	668
Interest expense and other	(393)	—	—	—	—
Foreign currency losses	(5)	(14)	(47)	(64)	(43)
Accretion of preferred stock warrant liability	—	—	—	(157)	(3,597)
Loss on disposal of asset	(140)	(18)	—	—	—

Total interest and other income (expense), net	(468)	27	47	61	(2,972)

Income (loss) before income taxes and cumulative effect of change in accounting principle	(9,629)	(7,021)	27	4,941	4,640
Income tax benefit (provision)	—	—	—	(243)	902

Income (loss) before cumulative effect of change in accounting principle	(9,629)	(7,021)	27	4,698	5,542
Cumulative effect of change in accounting principle	—	—	—	(557)	—

Net income (loss)	$(9,629)	$(7,021)	$27	$4,141	$5,542

	Years ended December 31,
(in thousands, except per share data)	2002	2003	2004	2005	2006

Net income (loss) per share allocable to common stockholders(2):
Basic	$(65.95)	$(22.94)	$—	$0.07	$0.31
Diluted	(65.95)	(22.94)	—	0.01	0.13
Shares used to compute net income (loss) per share(2):
Basic	146	306	314	560	2,163
Diluted	146	306	2,333	3,585	5,059
Pro forma net income per share(3):
Basic					$0.46
Diluted					0.41
Shares used to compute pro forma net income per share(3):					19,690
Basic					22,231
Diluted

(1)
Includes stock-based compensation as follows (in thousands):

Total cost of revenues	$—	$—	$—	$—	$145
Research and development	—	—	—	—	344
Sales and marketing	—	—	—	—	293
General and administrative	—	—	—	—	150

Total stock-based compensation	$—	$—	$—	$—	$932

(2)
Net income (loss) allocable to common stockholders is calculated using the two class method. Basic net income (loss) per share allocable to common stockholders is computed by dividing the net income (loss) allocable to common stockholders for the period by the weighted average number of common shares outstanding during the period as reduced by the weighted average unvested common shares subject to repurchase by us. Diluted net income (loss) per share allocable to common stockholders is computed by dividing the net income (loss) allocable to common stockholders for the period by the weighted average number of common and potential common shares outstanding during the period, if the effect of each class of potential common shares is dilutive. Potential common shares are net of shares subject to repurchase by us and include incremental shares of common stock issuable upon the exercise of outstanding stock options and the assumed conversion of outstanding shares of preferred stock and shares of preferred stock underlying outstanding warrants.

(3)
Pro forma basic net income per share has been calculated by dividing net income for the period by the weighted average number of shares of common stock outstanding during the period, net of shares subject to repurchase by us, giving effect to (a) the assumed conversion of all outstanding shares of our preferred stock into an aggregate of 17,047,446 shares of common stock upon the completion of this offering and (b) the assumed issuance of 479,436 shares of common stock assuming the exercise of outstanding warrants to purchase shares of preferred stock and the automatic conversion of these shares of preferred stock into shares of common stock. Pro forma diluted net income per share further gives effect to the incremental shares of common stock issuable upon the exercise of outstanding stock options.

	December 31,
(in thousands)	2002	2003	2004	2005	2006

Consolidated balance sheet data:
Cash and cash equivalents	$10,103	$3,402	$11,368	$16,616	$18,258
Working capital	11,961	4,738	14,624	17,562	20,192
Total assets	16,659	9,693	23,436	34,971	51,588
Total debt	—	—	—	—	—
Convertible preferred stock warrant liability	—	—	—	729	4,326
Convertible preferred stock	29,334	29,412	39,798	39,785	39,785
Total stockholders' deficit	(16,270)	(23,283)	(23,232)	(19,038)	(12,352)

Management's discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of our operations in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk factors," and elsewhere in this prospectus.

Omneon overview

Omneon is a leading provider of digital content storage and processing systems used by media companies to enable efficient production and distribution of high-quality digital video and audio. We develop, market and sell a range of video servers, active storage systems and related software applications that media companies use to simultaneously ingest, process, store, manage and deliver digital media content in a wide range of formats.

We were founded in May 1998, and from inception through 2001, we were focused on designing and developing our Spectrum video server products. Our revenues have grown rapidly since we began shipping our Spectrum products in 2001, driven in part by industry trends such as the migration of tape-based to file-based workflows, analog to digital formats, standard-definition to high-definition television and single channel to multi-channel playout. We sell our products indirectly through system integrators and directly to end users. Historically, a substantial portion of our revenues has been derived through indirect sales. Our products are used by media companies worldwide, and we have historically generated a substantial portion of our revenues from international sales. In 2006, 2005 and 2004, our total revenues were $83.5 million, $54.1 million and $31.4 million, respectively, and our net income was approximately $5.5 million, $4.1 million and $27,000, respectively.

Sources of revenues

Our products include Spectrum video servers, MediaGrid active storage systems, and related software applications. Sales of our Spectrum products accounted for most of our product revenues through December 31, 2006. We began recognizing revenues from the sale of our MediaGrid storage systems in the third quarter of 2006. Our service revenues consist of service fees relating to the maintenance contracts on our products and to a lesser extent technical support fees. Service revenues can experience variability due to the timing of maintenance contract renewals and technical support delivery. In 2006 and 2005, total revenues grew 54% and 72%, respectively, as compared to the prior year.

Our future revenues will depend significantly on growth in the markets for video servers and digital content storage systems driven by continued investments in digital content infrastructure by media companies in response to industry trends such as the growing demand for high-definition content and the transition towards file-based workflows and disk-based storage. Our future growth also depends on our ability to develop and introduce new products and enhancements to our existing products in response to market trends and changing customer requirements. For example, we continue to introduce new features and functions to our Spectrum video server and we developed our MediaGrid active storage system partly in response to the transition towards file-based workflows. As the media markets transition to increasingly file-based workflows, there is a corresponding expected growth in the amount of digital media files that will need to be stored and managed. We believe this trend towards file-based workflows will support the growth of both our MediaGrid and Spectrum product lines, although we expect that Spectrum will continue to constitute a significant majority of our revenues in the near term. If the transition to file-based workflows does not proceed as we expect, our future operating results may be adversely affected.

In 2006, 2005 and 2004, our revenues from customers outside the United States comprised 63%, 61% and 61%, respectively, of our total revenues. We expect revenues from customers outside the United States to increase relative to revenues from domestic customers as emerging international markets accelerate their migration to digital server and storage infrastructures.

In 2006, 2005 and 2004, we derived approximately 71%, 65% and 74%, respectively, of our total revenues through indirect sales. We expect revenues from indirect sales to continue to constitute a substantial portion of our revenues.

No customer represented greater than 10% of our total revenues in 2006. Ascent Media Group, a system integrator, represented 10% and 12% of our total revenues in 2005 and 2004, respectively. In 2004, Netorium, a system integrator, accounted for 15% of our total revenues.

Cost of revenues

Cost of product revenues consists of the costs of product hardware, manufacturing, shipping and logistics costs and expenses for estimated warranty obligations and inventory obsolescence. We utilize third parties to manufacture our product hardware, embed our proprietary software and conduct functionality testing. Cost of service revenues is primarily comprised of the cost of personnel providing technical support. In 2006, our cost of service revenues grew faster than our service revenues due to our investment in increased services headcount and the development of our maintenance and service infrastructure. We do not expect our cost of service revenues to grow at the historic growth rates we have experienced.

Gross margin

Our gross margin is affected by a variety of factors, including the mix and average selling prices of our products and services, new products and enhancements, the cost of product hardware, the mix of distribution channels through which our products are sold and warranty claim experience. In 2006, 2005 and 2004, our gross margin was 60%, 61% and 58%, respectively. Because of the relatively difficult and unique nature in which digital media must be properly handled by a computing platform, we believe there are relatively few competitors for our Spectrum product. As a consequence, we have historically not faced significant price pressures in the market. Further, continual demand for new features and functionality by our customers has helped us define and deliver many new capabilities in our products, providing a certain level of insulation against the commoditization of our products.

Operating expenses

Operating expenses consist of research and development, sales and marketing and general and administrative expenses. Personnel-related costs are the most significant component of each of these expense categories. Our total workforce grew to 219 employees as of December 31, 2006 from 106 employees as of December 31, 2004. We expect to continue to hire additional personnel to support our growth. The timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of total revenues, in any particular period. We anticipate that each of these categories of operating expenses will continue to increase in absolute dollars in future periods.

Research and development

Research and development expenses primarily consist of employee compensation costs, including salaries and stock-based compensation, prototype materials, depreciation of equipment used in research and development activities and allocable overhead. Research and development costs, including software development costs, have been expensed as incurred. Our headcount for research and development-related personnel was 90, 65 and 44 as of December 31, 2006, 2005 and 2004, respectively. We believe that investments in research and development, including the recruiting and hiring of engineers, are critical to our ability to remain competitive.

Sales and marketing

Sales and marketing expenses primarily consist of employee compensation costs, including salaries, sales commissions and stock-based compensation, travel costs, trade show and marketing program costs and allocable overhead. Our headcount for sales and marketing personnel was 65, 49 and 34 as of December 31, 2006, 2005 and 2004, respectively. We intend to hire additional employees for our sales and marketing staff and to increase our sales and marketing budget in the future.

General and administrative

General and administrative expenses primarily consist of employee compensation costs, including salaries and stock-based compensation, outside professional services and allocable overhead. Our headcount for general and administrative personnel was 17, 14 and nine as of December 31, 2006, 2005 and 2004, respectively. We expect our general and administrative expenses to increase as we incur additional expenses associated with being a public company, including expenses associated with analyzing, documenting, testing and maintaining our system of internal controls and disclosure controls and procedures as a result of the regulatory requirements of the Sarbanes-Oxley Act.

Critical accounting policies and estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of these financial statements in accordance with U.S. GAAP requires us to use accounting policies and make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during a fiscal period. We consider an accounting policy to be critical if it is important to our financial condition and results of operations, and if it requires significant judgment and estimates on the part of management in its application. Although we believe that our judgments and estimates are appropriate and correct, actual results may differ from those estimates. We believe the following to be our critical accounting policies.

Revenue recognition

For sales of our products where software is incidental to the functionality of the product, we apply the provisions of Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, and SAB No. 104, Revenue Recognition, and all related interpretations. For sales of our products where software is essential to the functionality of the product, we account for revenues in accordance with Statement of Position No. 97-2, Software Revenue Recognition, or SOP 97-2, and all related interpretations.

We derive the majority of our revenues from sales of servers and storage systems, with the remaining revenues generated primarily from service fees relating to the maintenance contracts on our products. We generally recognize product revenues at the time of shipment, provided that persuasive evidence of an arrangement exists, title and risk of loss pass to the customer, the price is fixed or determinable and collection of the receivable is reasonably assured.

We ship our products ex-works, which requires the buyer to bear the risks for bringing the goods to the buyer's final destination. Title to our products and risk of loss pass upon delivery to the common carrier.

In assessing whether prices or fees are fixed or determinable, we consider the payment terms of the transaction and our collection experience in similar transactions. If a significant portion of the price or fee is due after normal payment terms, generally 30 to 45 days, the portion of the revenues related to the extended term is deferred and recognized when payment becomes due and payable from the customer, provided that all other revenue recognition criteria are met.

In instances where we are required to obtain customer acceptance, revenues are deferred until the terms of acceptance are satisfied. Arrangements with acceptance provisions generally provide the customer time to integrate the product into their environment and allow specification and performance testing. We determine that acceptance has occurred upon receipt of a signed and dated acceptance document from the customer or lapse of the acceptance period. Arrangements with acceptance provisions occur infrequently and can be made to either indirect or direct customers.

Substantially all of our sales, including those to indirect customers, do not include rights of return. To the extent that an agreement contains such terms, we recognize revenues once the right of return lapses. Returns to date have been insignificant. Our indirect customers generally do not maintain any inventory and only receive products from us when their end-user customer has committed to the purchase.

The terms and conditions of sales granted to indirect customers and direct end users are generally the same. Orders received from indirect customers are considered on a standalone basis and the terms and conditions of such orders are independent of the arrangement made with the indirect customer's end user. There are no contractual provisions allowing indirect customers restocking rights. Indirect customers are evaluated for creditworthiness under the same guidelines as direct end-user customers. We do not allow payment from indirect customers to be dependent upon receipt of payment from the end user.

Revenues under maintenance contracts are deferred and recognized ratably over the contractual service period. Our maintenance contracts typically have terms that range from one to two years.

In accordance with Emerging Issues Task Force, or EITF, 00-21, Revenue Arrangements with Multiple Deliverables, where sales arrangements involve multiple elements, the entire revenue is allocated to each respective element based on its relative fair value and recognized when the revenue recognition criteria for each element have been met. We use the relative fair-value method to recognize revenues when an arrangement includes one or more elements to be delivered at a future date and objective and reliable evidence of the fair value of all the undelivered elements exists. If objective and reliable evidence of fair value of one or more undelivered elements does not exist, revenue is deferred for all elements and recognized when delivery of those elements occurs or when fair value can be established.

In accordance with SOP 97-2 and EITF 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software, for the sale of products that contain software that is more than incidental to the sale of the hardware, we recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured. In instances where there are undelivered elements that did not have vendor-specific objective evidence, or VSOE, of fair value, revenues are deferred until VSOE is established or those elements have been delivered. We have established VSOE for post contract support as evidenced by the actual sales price of the renewals, and for other services by the actual sales price of the service when it is sold on a stand-alone basis.

Our total maintenance and support deferred revenues were $3.8 million and $3.2 million as of December 31, 2006 and 2005, respectively. Total deferred revenues were $4.9 million and $4.6 million as of December 31, 2006 and 2005, respectively.

In accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor's Products), discounts and rebates given to customers are classified as a reduction of revenue.

Accounting for income taxes

In preparing our financial statements we are required to make estimates and judgments that affect our accounting for income taxes. This process includes estimating current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial accounting purposes. These differences result in deferred tax assets and liabilities. We also assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe recovery to be unlikely, we have established a valuation allowance. Significant judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance against our deferred tax assets. Our financial position and results of operations may be materially affected if actual results significantly differ from these estimates or the estimates are adjusted in future periods.

Historically, we have recorded a valuation allowance on our deferred tax assets, the majority of which relates to net operating loss and research and development tax credit carryforwards generated before we achieved profitability. During the first quarter of 2006, we concluded that it was more likely than not that we would be able to realize the benefit of these deferred tax assets in the future. Consequently, we recorded a tax benefit of $3.3 million in the first quarter of 2006 resulting primarily from the release of the entire net deferred tax valuation allowance. The remaining valuation allowance at December 31, 2006 of $0.3 million relates to state research and development credits which more likely than not will not be utilized before their expiration. We expect that our consolidated effective tax rate will increase to approximate the combined federal and state statutory rates.

At December 31, 2006, we had $40,000 and $607,000 in federal and state net operating loss carryforwards, respectively, which begin to expire in varying amounts between 2007 and 2022. At December 31, 2006, we had no federal and $191,000 of state research tax credit carryforwards to offset future income tax liabilities.

Stock-based compensation

How we account for stock-based awards

Prior to January 1, 2006, we accounted for employee stock options using the intrinsic-value method in accordance with the provisions of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25, and related interpretations and we complied with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, or SFAS 123(R), using the prospective transition method, which requires us to apply the provisions of SFAS 123(R) only to awards newly granted, modified, repurchased or cancelled, after the adoption date. Under this transition method, our stock-based compensation expense recognized beginning January 1, 2006 is based on the grant date fair value of stock option awards we grant or modify after January 1, 2006. We recognize this expense on a straight-line basis over the options' expected vesting terms. We estimated the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option valuation model with the following assumptions:

Year ended December 31, 2006

Expected life	6.0 years
Interest rate range	4.29% - 5.10%
Volatility	60%
Dividend yield	0%

During 2006, we recorded non-cash stock-based compensation expense of $133,000 under SFAS 123(R). In future periods, stock-based compensation expense is expected to increase as we issue additional equity-based awards to continue to attract and retain key employees. Additionally, SFAS 123(R) requires that we recognize compensation expense only for the portion of stock options that are expected to vest, assuming an expected forfeiture rate in determining stock-based compensation expense, which could affect the stock-based compensation expense recorded if there is a significant difference between actual and estimated forfeiture rates. Our estimated forfeiture rate in 2006 was 3.35%. As of December 31, 2006, total unrecognized compensation cost related to stock-based awards granted to employees and non-employee directors was $3.5 million, which is expected to be recognized over the remaining weighted-average service period of 3.7 years.

Historical grant practices

Valuation at the time of grant.    Given the absence of an active market for our common stock, our board of directors, the members of which we believe had extensive business, financial and investment experience, were required to estimate the fair value of our common stock at the time of each option grant. Our board of directors considered numerous objective and subjective factors in determining the value of our common stock at each option grant date, including the following factors: (1) prices for our preferred stock that we had sold to outside investors in arms-length transactions, and the rights, preferences and privileges of our preferred stock and our common stock; (2) contemporaneous valuations performed as of March 31, 2006, September 30, 2006, and December 1, 2006; (3) our actual financial condition and results of operations relative to our operating plan during the relevant period; (4) the development status of our products, technical and regulatory issues encountered and adherence to product completion dates; (5) forecasts of our financial results and market conditions affecting the digital media industry; (6) until 2006, reliance on a single product line; (7) hiring of key personnel; (8) the fact that the option grants involved illiquid securities in a private company; and (9) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of the company, given prevailing market conditions at the time of grant. Based on these factors, our board of directors granted stock options during 2006 and 2005 at exercise prices ranging from $12.50 to $0.50 per share.

At the date of each option grant, our board of directors determined that the exercise price for each option was equivalent to the then-existing fair value of our common stock. Our board of directors believes it properly valued our common stock in all periods, although we also understand that the judgments required in such efforts necessarily involve an element of subjectivity.

Contemporaneous valuations.    Contemporaneous valuations of our common stock were performed at March 31, 2006, September 30, 2006 and December 1, 2006. The valuations used a probability-weighted combination of the income approach, the similar transaction approach and the public company market multiple method to estimate the aggregate enterprise value of our company at each valuation date. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with this valuation were based on our expected operating performance over the forecast period. The similar transaction approach involves applying the valuation multiples associated with recent merger and acquisition activity in related industries. The public company market multiple method focuses on comparing our company to similar publicly traded entities. There is inherent uncertainty in these estimates. If different discount rates or assumptions had been used, the valuation would have been different.

For the March 31, 2006 and September 30, 2006 valuations, a 75% weighting was applied to the income approach and a 25% weighting to the similar transaction approach. We applied a greater weighting to the income approach because it more appropriately captured company-specific risks, whereas the similar transaction approach is primarily based on market data of recently acquired publicly traded companies. The public company market multiple method was not used for these valuations as there were no directly comparable publicly traded companies. The companies used for comparison under the similar transaction approach were selected based on a number of factors, including, but not limited to, the similarity of their industry, financial risk, size and number of employees relative to those of our company.

For the December 1, 2006 valuation, a 50% weighting was applied to the income approach, a 15% weighting was applied to the similar transaction approach and a 35% weighting was applied to the public company market multiple method. The changes in the weighted values reflect (1) the increased likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering, (2) lack of recent similar transactions and changing market dynamics and (3) the fact that, with our recent introduction of our MediaGrid product, we became more comparable to public companies.

In determining the estimated fair value of our stock at each option grant date, our board of directors considered the fact that our stockholders cannot freely trade our stock in the public markets. The estimated fair value of our common stock at each stock option grant date reflected the anticipated likelihood and timing of a future liquidity event.

In the valuations of our common stock as of March 31, 2006, September 30, 2006 and December 1, 2006, the non-marketability discounts used were 20%, 15% and 10%, respectively. The 20% discount applied in March 2006 reflected the expectation that a successful liquidity event was not likely to occur within the 12 months following March 2006. In September and December 2006, the discount applied was reduced to 15% and 10%, respectively, reflecting an increased likelihood of a liquidity event.

Reassessment of fair value.    The exercise prices per share of common stock underlying our option grants were historically determined by our board of directors with input from management. Prior to March 31, 2006, contemporaneous valuations of our common stock were not performed because we believed that our board of directors had considerable experience in the valuation of emerging companies and could make a reasonable determination of fair value.

In connection with the preparation of the consolidated financial statements necessary for this prospectus and solely for the purposes of accounting for stock-based compensation for financial statement purposes, we performed retrospective reassessments of our common stock to determine whether there was a compensatory element in our historical option grants. We undertook the retrospective reassessments of the values of our common stock as of April 14, 2004, the date of the last sale of our Series B-1 convertible preferred stock, and as of 13 additional dates from May 2004 through November 2005. We do not believe that there was any compensatory element to our option grants prior to April 2004 based on our early stage of development through that date.

We utilized the value attributed to our common stock at the time of the April 2004 Series B-1 financing and the first contemporaneous valuation of March 31, 2006 as the basis for determining the value of our common stock per share for each of the reassessed grant dates. We applied a range of revenue multiples to the trailing 12 month revenues at each of the intervening reassessed grant dates. To further support the application of the multiple at each of the intervening reassessed grant dates, we performed an income approach valuation as of October 14, 2004. We believe utilizing the per share price attributable to the common stock based upon an arm's length cash transaction and the valuation approach utilized in the first contemporaneous valuation were the most directly relevant measures of value for the reassessed grant dates. We did not utilize the public company market multiple valuation method due to the lack of comparable public companies in our industry at our stage of development.

        Value attributable to the common stock as of the Series B-1 financing in April 2004.    Our implied equity value as of April 14, 2004 was calculated based on the $2.05 per share price of the Series B-1 preferred stock sold in March and April 2004. A Black-Scholes methodology was utilized to isolate the value related to the Series B-1 preferred stock's liquidation preference and conversion option. The resulting total marketable equity value as of April 14, 2004 was $34.4 million. The resulting value attributable to a share of common stock was $0.60.

        Value attributable to a share of common stock as of the contemporaneous valuation of March 31, 2006.    The methodology utilized in the first contemporaneous valuation is described above. The resulting value attributable to a share of common stock was $2.27.

        Value attributable to a share of common stock at the reassessed grant dates.    To determine the enterprise values at the reassessed grant dates, we applied the enterprise value to trailing 12 months revenue multiple derived from the April 2004 financing of 2.03x to the first reassessed grant date on April 14, 2004, and then trended down the multiple to approximate 1.38x, which was the multiple derived from the contemporaneous valuation of March 31, 2006, to the last reassessed grant date of November 17, 2005. We applied the trended multiple to the intervening 14 reassessed grant dates based upon trailing 12 months revenues to arrive at the implied enterprise values.

        The rate at which the multiple was trended was supported with the income approach assessment as of October 12, 2004. This date was selected as it was the date of a follow-on grant totaling 0.8 million shares to a broad base of employees and new hire grants totaling 0.2 million shares and the time at which we were identifying and investigating the risk associated with a third-party component issue. The income approach involved the application of an appropriate risk-adjusted discount rate to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with this valuation were based on our expected operating performance over the forecast period. The resultant valuation was used to calculate the appropriate adjustment to the revenue multiple. Trailing 12 months revenues were calculated based on revenues for the 12-month period directly preceding the grant date.

        A Black-Scholes methodology was used to calculate the percent of equity attributable to common stockholders. The implied marketability adjustments for each of the grant dates were calculated using put option models, which yielded marketability adjustments ranging from 32% as of April 14, 2004 to 26% as of November 17, 2005, with this discount decreasing due to the increased likelihood of a liquidity event. We assumed a risk-free interest rate of 4.82%, representing the rate of treasury securities with a term of 1.5 years, volatility of 60% calculated by analyzing the standard deviation of historical stock prices and the implied volatilities of publicly traded companies with operations similar to us and a term of 1.5 years encompassing our expectation of the timing of an acquisition or initial public offering.

Key financial metrics

        Revenue growth rate.    Revenues grew from $12.4 million in 2003 to $31.4 million in 2004, representing a growth rate of 153%. Much of the growth in revenues experienced in 2004 occurred in the first three quarters of the year. The trailing 12 months revenues as of April 14, 2004 were $17.0 million and grew to $24.4 million as of August 10, 2004, representing a growth rate of 44%. During this time, the reassessed value per share increased by 83% from $0.60 as of April 14, 2004 to $1.10 as of August 10, 2004. Trailing 12 months revenues as of October 12, 2004 were $27.3 million compared to $24.4 million as of August 10, 2004, reflecting a significantly lower revenue growth rate of 12% during this period. The income approach valuation as of October 12, 2004 resulted in a reassessed value per share of $0.79. The reassessed value per share was $0.90 as of December 2, 2004 due to a reduced marketability discount and revenue growth.

        Revenues grew at a rate of 72% in 2005, which represented a significant decrease compared to the growth rate experienced in the prior year. A significant portion of this growth was experienced in the third and fourth quarters of 2005 when we generated revenues of $13.9 million and $17.8 million, respectively, compared to $10.2 million and $12.3 million in the first and second quarters of 2005, respectively. This acceleration in the revenue growth rate in the second half of 2005 is consistent with the growth trend in the reassessed fair value per share during 2005. The reassessed fair value per share increased by 47% from $1.28 as of May 24, 2005 to $1.88 as of November 17, 2005, compared to an increase of 27% from $1.01 as of January 20, 2005 to $1.28 as of May 24, 2005.

        Income from operations.    We generated a loss from operations of approximately $20,000, partially due to high operating expenses, which totaled 58% of revenues in 2004. We did not generate income from operations until 2005. Despite generating income from operations in 2005, our operating expenses remained relatively high at 52% of revenues and gross product margins remained relatively consistent from 2004 to 2005. A substantial portion of the income from operations in 2005 was generated in the third and fourth quarters of the year. We generated income from operations of $1.1 million and $2.6 million in the third and fourth quarters of 2005, respectively, representing in the aggregate 76% of the income from operations in 2005.

Qualitative analysis of fair value of common stock

As of April 14, 2004, the deemed fair market value of our common stock was determined to be $0.60 per share. This value reflected a 70% discount from the price per share of our $10.5 million sale of Series B-1 preferred stock at $2.05 per share. We believe this discount was appropriate in light of the significant liquidation preferences and other rights attached to the Series B-1 Preferred Stock and other outstanding series of preferred stock, such as control of our board of directors, a requirement for series approval of any material change in our business and a bring-along right which requires that our investors, founders and executives vote in favor of a sale-of-company transaction. In addition, this valuation reflected the inherent risks associated with our business at the time. We were still in the early stages of development, had incurred significant losses, had not shown the ability to produce sustained profitability, had not introduced certain product features, were dependant upon a single product, had a limited customer base and were in the process of transitioning and hiring key management positions.

Between April 2004 and August 2004, the deemed fair market value of our common stock increased from $0.60 per share as of April 14, 2004 to $1.10 per share as of August 10, 2004, reflecting the improvements in our financial results, such as a significant increase in our revenues during 2004 and the prospect of profitability. In the fourth quarter of 2004, an issue arose with a third-party component that consumed significant management and engineering resources to identify and resolve. In addition, we were falling behind in our product development schedules and were facing increasing competition. At October 12, 2004, the reassessed fair value per share decreased to $0.79. Later in 2004, we hired two additional members of the management team and expanded our customer base and the reassessed fair value per share increased to $0.90 as of December 2, 2004.

During 2005, the deemed fair market value of our common stock increased 86% from $1.01 per share as of January 20, 2005 to $1.88 per share as of November 17, 2005. During 2005, we grew revenues by approximately 72% compared to 2004 and achieved net income of over $4 million. Nevertheless, we continued to face significant competition from other vendors. In addition, we continued to experience delays in the introduction of new products. We did not release our storage product until the third quarter of 2006.

Throughout the period involved, our preferred stock had an aggregate liquidation preference of $63.9 million.

Conclusions.    After making the judgments, assumptions and estimates in the retrospective reassessments described above, we have determined that, for accounting purposes, at the date of each option grant prior to April 2004, the exercise price for each option was equivalent to the then-existing fair value of our common stock. For grants made from April 2004 through December 2005, we recorded deferred stock-based compensation of $1.9 million during 2006, representing the amount by which the reassessed fair value of our common stock at the date of the grant exceeded the exercise price of the equity awards at the time of grant. During 2006, we recognized stock-based compensation of $336,000 as an out of period adjustment and $463,000, representing amortized expense in 2006 for grants for which the adjusted fair value from the retrospective reassessment exceeded the initial grant price. As of December 31, 2006, we had $1.1 million of deferred stock-based compensation related to option grants made from April 2004 through December 2005 that will be amortized through 2010.

Information regarding our stock option grants for April 2004 through December 31, 2005 is summarized as follows:

Date of issuance	Number of shares subject to options granted	Exercise price per share	Deemed fair market value per share	Intrinsic value per share

April 14, 2004	53,000	$0.30	$0.60	$0.30
May 14, 2004	39,250	0.30	0.82	0.52
August 10, 2004	178,500	0.30	1.10	0.80
October 12, 2004	1,016,667	0.30	0.79	0.49
December 2, 2004	106,000	0.30	0.90	0.60
January 20, 2005	137,000	0.50	1.01	0.51
February 15, 2005	14,800	0.50	1.07	0.57
April 26, 2005	80,000	0.50	1.26	0.76
May 24, 2005	315,000	0.50	1.28	0.78
July 19, 2005	59,000	0.50	1.42	0.92
August 23, 2005	250,750	0.50	1.50	1.00
September 29, 2005	50,000	0.50	1.61	1.11
October 18, 2005	464,225	0.85	1.65	0.80
November 17, 2005	69,000	1.00	1.88	0.88

Information regarding our stock option grants for 2006, is summarized as follows:

Date of issuance	Number of shares subject to options granted	Exercise price per share	Deemed fair market value per share	Intrinsic value per share

January 18, 2006	137,500	$1.50	$1.89	$0.39
February 14, 2006	33,700	1.50	1.96	0.46
April 18, 2006	77,500	2.27	2.27	—
May 16, 2006	29,000	2.27	2.27	—
July 18, 2006	46,500	2.50	2.50	—
August 22, 2006	19,050	2.50	4.65	2.15
October 17, 2006	32,500	4.65	4.65	—
November 14, 2006	38,500	5.00	7.76	2.76
December 8, 2006	301,653	7.76	12.50	4.74
December 26, 2006	63,500	12.50	12.50	—

The intrinsic value of all options to purchase 1,656,869 vested shares outstanding as of December 31, 2006 based on an assumed initial public offering price of $         per share is $         . The intrinsic value of all options to purchase 2,012,895 unvested shares outstanding as of December 31, 2006 based on an assumed initial public offering price of $             per share is $         . Estimation of fair value of warrants to purchase convertible preferred stock

In 2005, we adopted FASB Staff Position No. 150-5, Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, or FSP 150-5. FSP 150-5 requires us to classify warrants to purchase shares of our convertible preferred stock as current liabilities and to adjust the value of these warrants to their fair value at the end of each reporting period. At the time of adoption, we recorded an adjustment of $557,000 for the cumulative effect of this change in accounting principle, to reflect the estimated fair value of these warrants as of that date. We recorded $157,000 and $3.6 million of additional expense in interest and other income (expense), net, for the remainder of 2005 and 2006, respectively, to reflect further increases in the estimated fair value of the warrants. We estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option valuation model. This model utilizes the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying convertible preferred stock.

Upon the closing of this offering, if these warrants have not been exercised, they will be exercised on a net exercise basis for shares of our common stock based on the initial public offering price and, as a result, will no longer be subject to FSP 150-5. At that time, the then-current aggregate fair value of these warrants will be reclassified from current liabilities to common stock and additional paid-in capital, and we will cease to record any related periodic fair value adjustments.

Results of operations

The following table presents selected results of operations data as a percentage of total revenues for the periods indicated:

	Years ended December 31,
	2004	2005	2006

Consolidated statement of income data:
Revenues:
Product revenues	97%	95%	94%
Service revenues	3	5	6

Total revenues	100	100	100
Cost of revenues:
Cost of product revenues	39	35	34
Cost of service revenues	3	4	6

Total cost of revenues	42	39	40

Gross margin	58	61	60
Operating expenses:
Research and development	20	18	21
Sales and marketing	32	29	24
General and administrative	6	6	6

Total operating expenses	58	52	51

Income from operations	—	9	9
Interest and other income (expense), net	—	—	(4)

Income before income taxes and cumulative effect of change in accounting principle	—	9	6
Income tax benefit (provision)	—	—	1

Income before cumulative effect of change in accounting principle	—	9	7
Cumulative effect of change in accounting principle	—	(1)	—

Net income	—%	8%	7%

Years ended December 31, 2005 and 2006

Revenues

The following table summarizes and analyzes our revenues for 2005 and 2006:

	Years ended December 31,		2005 to 2006 change
(in thousands)	2005	2006	$	%

Revenues:
Product revenues	$51,358	$78,688	$27,330	53%
Service revenues	2,754	4,838	2,084	76

	$54,112	$83,526	$29,414	54%

% of revenues
Product revenues	95%	94%
Service revenues	5%	6%
Revenues by geography:
Domestic	$20,947	$30,671	$9,724	46%
Americas, excluding United States	3,328	3,329	1	—
United Kingdom	12,673	14,388	1,715	14
Germany	1,937	3,798	1,861	96
Europe, Middle East and Africa, excluding United Kingdom and Germany	7,666	17,321	9,655	126
Asia Pacific	7,561	14,019	6,458	85

	$54,112	$83,526	$29,414	54%

% of revenues by geography:
Domestic	39%	37%
Americas, excluding United States	6%	4%
United Kingdom	23%	16%
Germany	4%	5%
Europe, Middle East and Africa, excluding United Kingdom and Germany	14%	21%
Asia Pacific	14%	17%
Revenues by sales channel:
Direct	$19,083	$24,128	$5,045	26%
Indirect	35,029	59,398	24,369	70%

	$54,112	$83,526	$29,414	54%

% of revenues by sales channel:
Direct	35%	29%
Indirect	65%	71%

        Product revenues.    The $27.3 million, or 53%, increase in product revenues in 2006 was largely driven by increased demand for our Spectrum servers. We sold products to 225 customers in 2006 compared to 155 customers in 2005. One customer, a system integrator, represented 10% of our product revenues in 2005. No customer accounted for more than 10% of our revenues in 2006.

        Service revenues.    The $2.1 million, or 76%, increase in service revenues from 2005 to 2006 resulted from increased purchases of maintenance contracts in connection with the corresponding increase in product revenues during the same periods. Service revenues as a percentage of total revenues remained relatively flat in both periods.

Gross profit and gross margin

The following table shows gross profit on each of our revenue components for 2005 and 2006 in absolute dollars and the related gross margin:

	Years ended December 31,		2005 to 2006 change
(in thousands)	2005	2006	$	%

Gross profit:
Product	$32,294	$50,381	$18,087	56%
Gross margin	63%	64%
Service	757	91	(666)	(88)
Gross margin	27%	2%
Total gross profit	$33,051	$50,472	$17,421	53%
Total gross margin	61%	60%

        Product gross margin.    Gross margin for product revenues increased slightly due primarily to a decline in manufacturing overhead as a percentage of product revenues from 2005 to 2006.

        Service gross margin.    Gross margin for service revenues decreased from 2005 to 2006 primarily due to greater compensation cost of $2.4 million from the increased services headcount from 22 to 28 and the development of our maintenance and service infrastructure.

Operating expenses

The following table summarizes and analyzes our operating expenses for 2005 and 2006:

	Years ended December 31,		2005 to 2006 change
(in thousands)	2005	2006	$	%

Operating expenses:
Research and development	$9,756	$17,265	$7,509	77%
% of total revenues	18%	21%
Sales and marketing	15,427	20,414	4,987	32
% of total revenues	29%	24%
General and administrative	2,988	5,181	2,193	73
% of total revenues	6%	6%

Total operating expenses	$28,171	$42,860	$14,689	52%

        Research and development.    The $7.5 million, or 77%, increase in research and development expense from 2005 to 2006 was primarily due to a $4.2 million increase in payroll and benefit costs resulting from an increase in research and development employee headcount from 65 to 90, a $1.9 million increase in depreciation expenses and consumable supplies and materials used in development and testing functions and a $0.7 million increase in outsourced engineering services and outside contractor expense.

        Sales and marketing.    The $5.0 million, or 32%, increase in sales and marketing expense from 2005 to 2006 was primarily due to a $2.1 million increase in payroll and benefit costs resulting from an increase in sales and marketing employee headcount from 49 to 65 and an increase in sales commissions, a $0.9 million increase in travel and entertainment costs, a $0.4 million increase in facilities expense, a $0.3 million increase in depreciation due to additional capital equipment and a $0.3 million increase in marketing costs, particularly related to seminars and advertising expenses.

        General and administrative.    The $2.2 million, or 73%, increase in general and administrative expense from 2005 to 2006 was primarily due to a $1.1 million increase in fees paid to third-party service providers, such as for audit and tax services, and a $0.5 million increase in facilities expense.

Interest and other income (expense), net

Interest and other income (expense), net, consists primarily of warrant revaluation expense, interest income and foreign currency translation adjustments. During 2006 and 2005, we recognized $3.6 million and $157,000, respectively, of warrant revaluation expense in accordance with FSP 150-5. Interest income increased in 2006 compared to 2005 due to higher interest earned on greater cash balances, primarily resulting from cash generated from operating activities.

Income tax provision

The income tax benefit was $902,000 million for 2006 compared to a provision of $243,000 for 2005. The income tax benefit for 2006 is primarily due to the release of our valuation allowance.

During the first quarter of 2006, we released $3.3 million of our tax valuation allowance on specific deferred tax assets, primarily as a result of achieving sustained profitability in all tax jurisdictions. As part of releasing our valuation allowance, we restored tax reserves related to our uncertain tax positions. With the exception of these discrete items, our annual effective tax rate on operating income is approximately 41.9%. This rate differs from the statutory rate primarily due to the non-deductibility of certain stock and warrant costs.

Cumulative effect of change in accounting principle

Additionally, we recognized $557,000 of warrant revaluation expense from a prior period as a cumulative effect of a change in accounting principle in 2005.

Years ended December 31, 2004 and 2005

Revenues

The following table summarizes and analyzes our revenues for 2004 and 2005:

	Years ended December 31,		Change from 2004 to 2005
(in thousands)	2004	2005	$	%

Revenues:
Product revenues	$30,528	$51,358	$20,830	68%
Service revenues	900	2,754	1,854	206

	$31,428	$54,112	$22,684	72%

% of revenues
Product revenues	97%	95%
Service revenues	3%	5%
Revenues by geography:
Domestic	$12,113	$20,947	$8,834	73%
Americas, excluding United States	452	3,328	2,876	636
United Kingdom	8,312	12,673	4,361	52
Germany	4,645	1,937	(2,708)	(58)
Europe, Middle East and Africa, excluding United Kingdom and Germany	3,703	7,666	3,963	107
Asia Pacific	2,203	7,561	5,358	243

	$31,428	$54,112	$22,684	72%

% of revenues by geography:
Domestic	39%	39%
Americas, excluding United States	1%	6%
United Kingdom	26%	23%
Germany	15%	4%
Europe, Middle East and Africa, excluding United Kingdom and Germany	12%	14%
Asia Pacific	7%	14%
Revenues by sales channel:
Direct	$8,216	$19,083	$10,867	132%
Indirect	23,212	35,029	11,817	51

	$31,428	$54,112	$22,684	72%

% of revenues by sales channel:
Direct	26%	35%
Indirect	74%	65%

        Product revenues.    The $20.8 million, or 68%, increase in product revenues from 2004 to 2005, were due to increased demand for our Spectrum server products. We sold to 155 customers in 2005 compared to 100 customers in 2004. One customer, a system integrator, represented 10% and 12% of our product revenues in 2005 and 2004. In 2004, an additional system integrator, accounted for 15% of our product revenues.

        Service revenues.    The $1.9 million, or 206% increase in service revenues from 2004 to 2005 resulted from the corresponding increases in product revenues during the same periods as well as increased renewal rates and improved pricing for maintenance contracts.

Gross profit and gross margin

The following table shows the gross profit on each of our revenue components in 2004 and 2005 in absolute dollars and the related gross margin:

	Years ended December 31,		Change from 2004 to 2005
(in thousands)	2004	2005	$	%

Gross profit:
Product	$18,288	$32,294	$14,006	77%
Gross margin	60%	63%
Service	(5)	757	762
Gross margin	(1)%	27%
Total gross profit	$18,283	$33,051	$14,768	81%
Total gross margin	58%	61%

        Product gross margin.    Gross margin for product revenues increased slightly due primarily to a decline in manufacturing overhead as a percentage of product revenues from 2004 to 2005.

        Service gross margin.    Gross margin for service revenues decreased from 2004 to 2005 as a result of the increased services headcount from 11 to 22.

Operating expenses

The following table summarizes and analyzes our operating expenses for 2004 and 2005:

	Years ended December 31,		Change from 2004 to 2005
(in thousands)	2004	2005	$	%

Operating expenses:
Research and development	$6,385	$9,756	$3,371	53%
% of total revenues	20%	18%
Sales and marketing	10,123	15,427	5,304	52
% of total revenues	32%	29%
General and administrative	1,795	2,988	1,193	66
% of total revenues	6%	6%

Total operating expenses	$18,303	$28,171	$9,868	54%

        Research and development.    The $3.4 million, or 53%, increase in research and development expense from 2004 to 2005 was primarily due to a $2.3 million increase in payroll and benefit costs resulting from an increase in research and development employee headcount from 44 to 65, a $0.4 million increase in depreciation expenses and consumable supplies and materials used in development and testing functions and a $0.3 million increase in outsourced engineering services expense.

        Sales and marketing.    The $5.3 million, or 52%, increase in sales and marketing expense from 2004 to 2005 was primarily due to a $3.3 million increase in payroll and benefit costs resulting from an increase in sales and marketing employee headcount from 34 to 49 and an increase in sales commissions, a $0.7 million increase in travel and entertainment costs for our sales and marketing functions, a $0.4 million increase in depreciation and facilities expenses and a $0.3 million increase in marketing costs, particularly tradeshow expenses.

        General and administrative.    The $1.2 million, or 66%, increase in general and administrative expense from 2004 to 2005 was primarily due to a $0.7 million increase in payroll and benefit costs due to an increase in general and administrative employee headcount from nine to 14, a $0.3 million increase in professional services expenses and a $0.2 million increase in outside contractor expenses.

Interest and other income (expense), net

In 2005 and 2004, we reported interest and other income and foreign currency exchange losses of $218,000 and $47,000, respectively. Interest income increased over these periods due to higher interest earned on higher cash balances. During 2005 and 2004, we recognized $157,000 and $0, respectively, of warrant revaluation expense in accordance with FSP 150-5.

Income tax provision

We generated approximately $4.9 million and $27,000 in income before income taxes in 2005 and 2004, respectively. We recorded a provision for income taxes for 2005 of $243,000 resulting in an effective tax rate of approximately 5%. We recorded no provision for income taxes in 2004, primarily due to the net operating loss carryforwards and other tax benefits we had accumulated. Due to the occurrence of a change in ownership of our company as contemplated by Section 382 of the Internal Revenue Code, our utilization of net operating loss carryforwards to offset taxable income was limited.

Quarterly results of operations data

The following table sets forth our unaudited quarterly consolidated statement of income data for each of the eight quarters in the period ended December 31, 2006. In management's opinion, the data has been prepared on the same basis as the audited consolidated financial statements included in this prospectus, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the three months ended
(in thousands)	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006

Consolidated statement of income data:
Revenues:
Product revenues	$9,850	$11,392	$13,166	$16,950	$17,697	$18,851	$20,232	$21,908
Service revenues	370	858	692	834	1,019	1,253	1,219	1,347

Total revenues	10,220	12,250	13,858	17,784	18,716	20,104	21,451	23,255
Cost of revenues:
Cost of product revenues(1)	3,820	4,702	4,716	5,826	6,134	6,660	7,362	8,151
Cost of service revenues(1)	137	165	703	992	1,178	1,119	1,207	1,243

Total cost of revenues	3,957	4,867	5,419	6,818	7,312	7,779	8,569	9,394

Gross profit	6,263	7,383	8,439	10,966	11,404	12,325	12,882	13,861
Operating expenses:
Research and development(1)	1,978	2,208	2,570	3,000	3,930	4,113	4,349	4,873
Sales and marketing(1)	3,340	3,705	3,942	4,440	4,612	5,195	5,421	5,186
General and administrative(1)	609	684	806	889	1,018	1,124	1,039	2,000

Total operating expenses	5,927	6,597	7,318	8,329	9,560	10,432	10,809	12,059

Income from operations	336	786	1,121	2,637	1,844	1,893	2,073	1,802
Interest and other income (expense), net	46	33	64	75	119	148	191	167
Accretion of preferred stock warrant liability	—	—	(71)	(86)	(40)	(358)	(340)	(2,859)

Income before income taxes and cumulative effect of change in accounting principle	382	819	1,114	2,626	1,923	1,683	1,924	(890)
Income tax benefit (provision)	(26)	(25)	(302)	110	2,270	(663)	(808)	103

Income before cumulative effect of change in accounting principle	356	794	812	2,736	4,193	1,020	1,116	(787)
Cumulative effect of change in accounting principle	—	—	(557)	—	—	—	—	—

Net income	$356	$794	$255	$2,736	$4,193	$1,020	$1,116	$(787)

(1)
Includes stock-based compensation as follows (in thousands):

Total cost of revenues	$—	$—	$—	$—	$76	$17	$26	$26
Research and development	—	—	—	—	155	47	72	70
Sales and marketing	—	—	—	—	149	36	55	53
General and administrative	—	—	—	—	72	15	16	47

Total stock-based compensation	$—	$—	$—	$—	$452	$115	$169	$196

The following table sets forth our unaudited quarterly consolidated statement of income data as a percentage of total revenues for each of the eight quarters in the period ended December 31, 2006.

	For the three months ended
	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006

Revenues:
Product revenues	96%	93%	95%	95%	95%	94%	94%	94%
Service revenues	4	7	5	5	5	6	6	6

Total revenues	100	100	100	100	100	100	100	100
Cost of revenues:
Cost of product revenues	37	38	34	33	33	33	34	35
Cost of service revenues	1	1	5	6	6	6	6	5

Total cost of revenues	39	40	39	38	39	39	40	40

Gross profit	61	60	61	62	61	61	60	60
Operating expenses:
Research and development	19	18	19	17	21	20	20	21
Sales and marketing	33	30	28	25	25	26	25	22
General and administrative	6	6	6	5	5	6	5	9

Total operating expenses	58	54	53	47	51	52	50	52

Income from operations	3	6	8	15	10	9	10	8
Interest and other income (expense), net	—	—	—	—	—	(1)	(1)	(1)
Accretion of preferred stock warrant liability	—	—	(1)	—	—	(2)	(2)	(12)

Income before income taxes and cumulative effect of change in accounting principle	3	7	8	15	10	8	9	(4)
Income tax benefit (provision)	—	—	(2)	1	12	(3)	(4)	—

Income before cumulative effect of change in accounting principle	3	6	6	15	22	5	5	(3)
Cumulative effect of change in accounting principle	—	—	(4)	—	—	—	—	—

Net income	3%	6%	2%	15%	22%	5%	5%	(3)%

Revenues have increased sequentially in each of the quarters presented, due to increases in the number of products sold to new and existing customers, ongoing development of indirect and direct sales channels and international expansion. Cost of service revenues increased sequentially due to increased service headcount and the development of our maintenance and service infrastructure. Operating expenses have generally increased sequentially due to additional headcount and related costs to accommodate our growing business on a quarterly basis. The quarter ended March 31, 2006 includes a $336,000 out of period adjustment for stock-based compensation expense for 2004 and 2005, as discussed in Note 1 to the consolidated financial statements. The income tax benefit occurring in the quarter ended March 31, 2006 arose from release of the deferred tax asset valuation allowance as discussed in Note 4 to the consolidated financial statements. The quarters ended March 31, June 30, September 30, and December 31, 2006 include accretion of convertible preferred stock warrant expense of $40,000, $358,000, $340,000 and $2.9 million, respectively.

Liquidity and capital resources

From our inception through 2004, we financed our operations primarily through private sales of convertible preferred stock totaling approximately $80.0 million. In 2006 and 2005, we generated positive cash flow from operations, whereas in years prior to 2005, our operating activities used cash. As of December 31, 2006, we had cash and cash equivalents of $18.3 million. We believe our cash, cash equivalents and cash flows from operations will be sufficient to satisfy our financial obligations through at least the next 12 months. In the future, we may acquire complementary businesses or technologies or license complementary technologies from third parties, and we may decide to raise additional capital through future debt or equity financings to the extent we believe necessary to successfully complete these acquisitions or licenses. However, additional financing may not be available to us on favorable terms, if at all, at the time we make such determinations, which could have a material adverse affect on our ability to maintain or improve our liquidity and cash position in the future.

Cash flows

The following table presents our cash flows from operating activities, investing activities and financing activities in 2004, 2005 and 2006:

	Years ended December 31,
(in thousands)	2004	2005	2006

Net cash provided by (used in) operating activities	$(1,295)	$7,035	$5,121
Net cash used in investing activities	(1,148)	(1,840)	(3,745)
Net cash provided by financing activities	10,409	53	266

Increase (decrease) in cash and cash equivalents	$7,966	$5,248	$1,642

Operating activities.    Cash provided by operating activities in 2006 primarily reflects $5.5 million of net income adjusted for $3.6 million of depreciation and amortization and $3.6 million of convertible preferred stock warrant accretion. Additionally, cash provided by operating activities reflects a $3.6 million increase in accounts payable due to increased purchases of inventory and timing of payments and an increase in accrued liabilities of $2.4 million principally due to a accruals for income taxes payable, which was partially offset by a $3.6 million increase in deferred tax assets arising from the release of our valuation allowance. An increase in accounts receivable of $7.7 million was primarily due to increased revenues for 2006 as compared to the three months ended December 31, 2005 and to fluctuations in the timing of payments received from customers. Although our accounts receivable balance has increased, we have not experienced any write-offs of delinquent accounts during 2006.

Cash provided by operating activities in 2005 consisted primarily of $4.1 million of net income, a $3.8 million increase in accrued liabilities and accounts payable reflecting increased vendor purchases and timing of payments, a $2.8 million increase in deferred revenue as a result of sales of product subject to customer acceptance provisions and $2.2 million of depreciation and amortization as a result of capital expenditures, which was partially offset by a $3.5 million increase in accounts receivable as a result of our increase in revenues and a $2.8 million increase in inventory as a result of our increase in revenues. The increase in accrued liabilities and accounts payable in 2005 were primarily due to an increase in sales compensation expense resulting from increased revenue during the period and to increases in professional services and outside consultant expenses as well as increased vendor purchases.

Cash used in operating activities in 2004 was $1.3 million and consisted of a $3.7 million increase in accounts receivable as a result of our increase in revenues and a $2.1 million increase in inventory as a result of our increase in revenues, which was partially offset by increases of $2.3 million in accounts payable and accrued liabilities reflecting increased vendor purchases and timing of payments, $1.3 million of depreciation and amortization and $1.0 million in deferred revenue.

Investing activities.    We used $3.7 million, $1.8 million and $1.1 million in investing activities in 2006, 2005 and 2004, respectively, primarily for the purchase of property and equipment to support the growth of our company. We expect to increase our capital expenditures in future periods as we continue to invest in computer and office equipment and leasehold improvements as we expand our business.

Financing activities.    During 2006 and 2005, cash generated from financing activities related primarily to the exercise of common stock options. During 2004, we generated $10.4 million in cash from our financing activities, primarily due to net proceeds of $10.4 million from the issuance of Series B-1 convertible preferred stock.

Contractual obligations

Our contractual obligations as of December 31, 2006 were as follows:

(in thousands)	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Contractual obligations:
Operating leases	$1,490	$674	$695	$121	$—
Purchase obligations	1,346	1,346	—	—	—

Total contractual obligations	$2,836	$2,020	$695	$121	$—

Purchase obligations in the above table represent contractual obligations as of December 31, 2006.

Off-balance sheet arrangements

As of December 31, 2006, 2005 and 2004, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special-purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent accounting pronouncements

In June 2006, the FASB, issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We are required to adopt the provisions of FIN 48 beginning in 2007. We are currently in the process of assessing what impact FIN 48 may have on our consolidated financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulleting No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB No. 108, regarding the process of quantifying financial statement misstatements. SAB No. 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating materiality of a misstatement. The interpretations in SAB No. 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within Statement of Financial Accounting Standards, or SFAS, No. 154, Accounting Changes and Error Corrections, for the correction of an error in financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. We adopted this interpretation in 2006. We do not expect the adoption of SAB No. 108 to have a material impact on our results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 in 2008 to have a material impact on our results of operations or financial position.

In December 2006, the FASB issued EITF No. 00-19-2, Accounting for Registration Payment Arrangements ("EITF 00-19-2"). EITF 00-19-2 addresses an issuer's accounting for registration payment arrangements. It specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. EITF 00-19-2 also requires additional disclosure regarding the nature of any registration payment arrangements, alternative settlement methods, the maximum potential amount of consideration and the current carrying amount of the liability, if any. This EITF is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issue of this EITF. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this EITF, this is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. We are currently evaluating the impact EITF 00-19-2 may have on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS No. 159") which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. We are currently evaluating the impact SFAS No. 159 may have on its financial position, results of operations or cash flows.

Quantitative and qualitative disclosures about market risk

Interest rate sensitivity

As of December 31, 2006, we had cash and cash equivalents of $18.3 million, which consisted of highly liquid money market instruments with original maturities of three months or less. Because of the short-term nature of these instruments, a sudden change in market interest rates would not be expected to have a material effect on our financial condition or results of operations. However, as the yield curve of debt instruments may return to a standard profile, we may begin investing in longer-term debt instruments. Should we begin to invest in longer-term debt instruments, such fluctuations could reduce future interest income.

Foreign currency exchange risk

Although a majority of our revenues is derived from customers who reside outside of the United States, all of our revenues are derived from transactions denominated in U.S. dollars. Because of this, increases in the value of the U.S. dollar could require us to reduce our prices to remain competitive in foreign markets, which could have a material adverse effect on our consolidated results of operations or financial position. We have periodically reviewed and revised the pricing of our products available to our customers in foreign countries in response to these transaction-related risks.

Given that the only expenses that we incur in currencies other than U.S. dollars are certain costs which historically have not been a significant percentage of our revenues, we do not believe that our foreign currency exchange rate fluctuation risk is significant.

We have not hedged exposures denominated in foreign currencies or used any other derivative financial instruments as we do not believe that we currently have any significant direct foreign currency exchange rate risk. Although we transact our business in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the competitiveness of our products and results of operations.

Business

Omneon overview

Omneon is a leading provider of digital content storage and processing systems used by media companies to enable efficient production and distribution of high-quality digital video and audio. We develop, market and sell a range of video servers, storage systems and related software applications that media companies use to simultaneously ingest, process, store, manage and deliver digital media in a wide range of formats. When used for television production and on-air operations, our products provide both continuous real-time record and playback capabilities as well as file-based access to digital media content. As the means by which media distribution to consumers rapidly evolves, our systems also provide a platform for media companies to produce more content needed for delivery to a wider range of devices.

We leverage our understanding of media workflow requirements, knowledge of information technologies and advanced system design capabilities to provide high performance, standards-based storage and processing solutions optimized for the large-capacity and high-bandwidth requirements of digital media content. Our products include Spectrum video servers, MediaGrid active storage systems and MediaTool software applications. Our Spectrum video servers provide reliable real-time recording and playback of multiple channels of high-quality program content. Our MediaGrid active storage systems enable high-bandwidth simultaneous access to stored content by multiple users, as well as high-performance media processing. Our MediaTool software applications provide basic content management and system control functionality. Together, these products deliver an integrated solution that enables more efficient digital media production and distribution workflows. Our products are commonly combined with complementary technologies and applications, and we encourage a broad ecosystem of partners to ensure interoperability with our platforms by supporting industry-standard interface protocols and offering application programming interfaces, or APIs.

Our products are used by media companies worldwide including multi-national media conglomerates, commercial and public broadcast television networks, content networks, satellite broadcasters, television service providers, local television stations and mobile television providers. We sell our products both indirectly through system integrators and directly to end users. To date, our systems have been sold to more than 375 customers in over 50 countries. Our customers include system integrators, such as Ascent Media Group and Netorium, which were our two largest system integrators by revenues during the period from January 1, 2005 through December 31, 2006, and end users, such as British Broadcasting Corporation, British Sky Broadcasting, Discovery Communications and Turner Entertainment, a division of Time Warner, which were our four largest end-user customers by revenues during the same period.

We are a leading provider of broadcast video servers and are actively extending our leadership by addressing new segments of this market and expanding into the production, complementary digital media storage and content management markets. We have grown our total revenues at a 63% compound annual growth rate over the past three years to $83.5 million in 2006 from $31.4 million in 2004. In 2006, we generated net income of $5.5 million.

Industry overview

The advent of new technologies and distribution platforms is driving fundamental changes in the way video content is produced, programmed, distributed and consumed. These changes are affecting all of the participants in the digital content value chain as shown below:

Content production.    Production and post-production facilities create programming, advertisements and promotional content. National broadcasters create syndicated news and other programming, while individual stations produce local-interest content, as well as local and regional news programming. Traditionally, these companies have used analog, tape-based video production equipment to support the creation of content for a limited number of channels in a single format. The proliferation of new channels and platforms is driving the need for different types of content in multiple formats, forcing producers to create more content with greater efficiency. As a result, content producers are increasingly transitioning to digital production tools that take advantage of file-based workflows and disk-based shared storage platforms to improve workflow by enabling more collaborative production. The increasing use of file-based workflows requires high-performance storage systems that can support these new production processes.

Content programming.    Broadcasters of all sizes combine and package content from production companies to create television programming. These international, national, regional or local organizations then use a variety of distribution services, such as over-the-air, cable, satellite and telecommunication companies, to deliver their programs to consumers. Historically, programs and interstitials, such as commercials, promotions and other inserted material, were either manually compiled on a single tape or stored on multiple individual tapes. The process of programming a channel required that programs be compiled in advance or that large numbers of tapes had to be managed and sequentially played back. Increasingly, broadcasters are using servers to replace tape-based operations. Servers enable true non-linear access to shared content to support multi-channel operations and effectively eliminate the need for pre-compiled programs or tape-based workflows. Programs and interstitials can be ingested into a server, sequenced in any order and then played back as the continuous stream of a television channel. Further, once programs reside as a file within a server, it becomes easier to repackage and reformat those programs for distribution to new platforms. As the number of channels and platforms continues to increase, broadcasters are using server technology to streamline the creation of new channels and more quickly launch new program services. The increasing need to repurpose content requires scaleable storage to hold growing libraries of media files, as well as integration between server and storage platforms.

Content distribution.    Over-the-air broadcasters and television service providers, including cable and satellite operators and, increasingly, certain telecommunications companies, distribute television programming to consumers. Most of these service providers must support a large number of channels, often combining content from a number of content programmers. The proliferation of specialty channels and new consumer video platforms is further driving content distributors to expand the number of channels offered, integrating content from a wider range of providers. More recently, new Internet-based content distribution companies have emerged in response to consumer demand for downloadable or Internet Protocol, or IP, streamed content. The use of server technology has been a key enabler of these trends, making it more cost-effective and efficient to operate a complex multi-channel environment and to take advantage of new distribution mediums.

Content consumption.    Consumers are demanding broader access to both existing and new forms of content. Driven by advancements in consumer electronics, many consumers now want higher quality content in the form of high-definition, or HD, television. Additionally, consumers are increasingly obtaining content directly, on their own schedule, rather than as part of a pre-packaged program channel delivered on a fixed schedule. The proliferation of video-enabled devices such as personal video players and mobile phones is further driving the demand for content to be available anywhere at anytime. These changes in consumer behavior require new ways of formatting and distributing content, forcing producers and distributors to invest in new production and delivery platforms.

Changing environment for media companies

Across the digital content value chain, several key trends are driving changes in how production and distribution facilities are being designed and operated:

Analog to digital conversion.    Media companies are embracing digital formats to ingest, process, store, manage and deliver content. The conversion of media into a digital format generally enables higher quality and more efficient production and distribution of content, due to its more accurate reproduction and data compression characteristics. A variety of compression standards now exist that enable more efficient transport and storage of digital video files. The growing demand for content in multiple formats for new platforms will further require advanced compression algorithms and the ability to quickly convert from one format to another.

Tape to disk-based storage.    While tape-based systems have been the primary method used for television program production and delivery, these systems are rapidly being converted to disk-based systems as the number of channels of programming continues to grow and new forms of content become more prevalent. Disk-based storage enables simultaneous access to raw content by multiple individuals and production teams and provides a means to better support the distribution of different content formats across multiple distribution channels. Digital content storage and processing systems have evolved to support the new workflow needs of media companies as they seek to manage the changes in how content is produced and distributed. For example, media server technology has advanced to where it is possible to store hundreds of hours of content and simultaneously play back many channels of continuous programming.

Standard-definition to high-definition content.    In order to meet growing viewer demand for HD content, media companies are upgrading their applications and the infrastructure needed to produce and deliver HD programming. HD material is particularly challenging because it requires both larger capacity and higher bandwidth systems to transport, manipulate, archive and access the content. The adoption of HD is driving the need for enhanced servers, storage and software applications capable of ingesting, processing, storing, managing and delivering HD content.

Transition towards file-based workflow and file-based distribution.    File-based systems are being used across all aspects of the digital content workflow, from acquisition with the emergence of file-based cameras, to production using video editing platforms, to distribution, which often utilizes file-based delivery services. File-based production allows for more collaborative work, as multiple individuals and production teams can access the same content from a shared storage resource. Once finished programs are available as digital files, new distribution models become possible, allowing content to pass more efficiently through the value chain and creating greater flexibility in how programs are delivered to consumers.

Our market opportunity

To address the changes in the industry, media companies must invest in solutions that allow them to better integrate their production and distribution workflows, enabling more collaborative production and efficient repurposing of their media assets. Workflow integration with file-based media can translate into significant reductions in labor costs, improved quality and increased flexibility to quickly deploy new revenue-generating services. As a result, media companies are investing in digital content infrastructure that enables them to reliably deploy best-of-breed production and distribution solutions.

As shown below, the workflow within a media company typically consists of several stages:

•
ingest, where content is either captured in real-time and digitized or copied as a file from an outside source;

•
production, where content is accessed by multiple applications such as video editors, audio workstations or other preparation utilities to create finished programming; and

•
distribution, where content is delivered to a service provider or the consumer either as a real-time television signal or as a digital media file.

Across the workflow, new technologies and processes are being implemented to address the changing requirements of the media industry:

Ingest and production.    Media companies are moving from manual dubbing, labeling and tape delivery processes to deployment of real-time server architectures to ingest digital media and make it immediately available for edit and production. The use of server and file-based storage technology enables more collaborative production activities and speeds the time-to-air, which is critical for a fast paced newsroom production environment.

Distribution.    Distribution is evolving from a tape-based playout model to a file-based media server infrastructure capable of both multi-channel real-time playout as well as file-based content delivery. The growing need for more HD programming across more distribution channels is continuing to drive the utilization of media servers for playout.

According to Frost & Sullivan, the market for video servers used for ingest, production and distribution activities is expected to grow from $583 million in 2006 to $1.2 billion in 2010, representing a compound annual growth rate of 20%.

Workflow and storage.    As digital media workflow migrates to a file-based approach, the need for centralized, high-bandwidth digital media file storage increases. Media storage needs to support simultaneous access by multiple applications, including editing and archiving, as well as a seamless interface between ingest and distribution servers. According to a November 2006 report by IDC, the market for capacity-optimized disk storage systems is expected to grow from $2.2 billion in 2006 to $8.6 billion in 2010, representing a compound annual growth rate of 41%. Total annual new storage capacity needed for the digital content value chain, excluding storage for long-term archiving and media preservation, is expected to grow from approximately 196 petabytes in 2006 to 496 petabytes in 2010, representing a compound annual growth rate of 26%, according to Coughlin Associates.

Digital content management.    As more content exists in file format, media companies will need robust content management solutions to address the challenges of indexing and archiving all their digital content files. To enable content management applications to function efficiently, storage and processing platforms must provide open interfaces, support industry standard protocols and file formats and provide efficient media metadata access. According to Frost & Sullivan, spending on digital asset management solutions is estimated to be $643 million in 2006, and is expected to grow at a compound annual growth rate of 27% to $1.7 billion in 2010.

Content repurposing.    To increase the value of their digital assets, content providers are seeking ways to repurpose content across multiple platforms, hoping to reach new audiences viewing content in new forms and on new devices. Each of these new platforms requires content to be reformatted for that platform, a process that takes time and consumes significant processing resources. Digital media files lend themselves to this process since they can be easily broken up and reassembled as needed.

Our solutions

Omneon solutions allow customers to deploy a digital content infrastructure that accommodates both real-time video processing and faster-than-real-time file-based workflows for the production and distribution of digital media content. Our Spectrum server and MediaGrid storage product lines complement each other to support this mixed operating environment.

Our Spectrum video server is optimized for high-reliability, real-time applications such as multi-channel broadcast playout. The recently introduced MediaGrid active storage system is optimized for high-availability file-based content storage and provides high-bandwidth simultaneous multi-user access to content. MediaGrid is designed to incorporate grid computing capabilities, enabling integrated digital media processing functions such as format conversion and quality control.

Together, our products form the basis of a digital content infrastructure that can deliver a high level of workflow integration, linking both real-time and file-based requirements. This is critical to support evolving digital media content management and content repurposing workflows. Our products are designed to provide:

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data type or format flexibility, supporting many types of audio, video and file metadata;

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shared storage access, allowing simultaneous access to the same content;

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storage capacity scalability, creating accessible storage capacity that can scale to large sizes;

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system bandwidth scalability, supporting growth in both real-time channels and storage user access;

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access and capability modularity, enabling additional real-time channels, system bandwidth and storage capacity in small, economical increments; and

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open systems, enabling compatibility with legacy and industry-standard control protocols, interfaces and interchange formats.

Omneon solutions address key elements of the workflow requirements for media companies:

Ingest and production.    When used for ingest and production, Spectrum servers can execute frame-accurate video recording from a variety of sources, including video tape recorders, live cameras or microwave and satellite feeds. Our systems are designed to support the protocols and interfaces used in the media industry, such as to control the recording or playing of a program clip with minimal delays, allowing for manual dubbing, crash records and scheduled recording. We are increasingly deploying systems into the production market, where digital media accessibility and processing capabilities are key requirements.

Distribution.    Spectrum servers deliver highly scalable, reliable and cost-effective real-time, multi-channel digital video playback. Because the use of our systems for on-air transmission is core to the revenue-generating function of broadcasters, these systems are designed to be redundant and fault-resilient to ensure maximum reliability. To address the industry's transition from standard definition, or SD, to HD, we have designed Spectrum to support simultaneous SD and HD program playout.

Workflow and storage.    The high-performance MediaGrid storage system provides a shared repository for media files, allowing high-bandwidth file access over IP networks. It enables fast access to high-demand digital media content and support for a large number of simultaneous users. We also provide a media API, giving applications a higher level of control over media file creation, modification and transfers. MediaGrid provides centralized storage for all ingested and archived content, production access by a wide range of applications, including multiple editors and staging platform for all content to be transmitted or distributed.

Digital content management.    Our products are used to support the digital content management requirements of customers. Our systems can be used with our own applications or with a wide range of third-party applications to set, manage and change various attributes of their digital media assets, either automatically or manually. Combining our server and storage systems with related content management applications provides media companies with a comprehensive solution for managing their digital content.

Content repurposing.    Our products extend the functionality of basic content storage to provide a media processing platform for the manipulation of content while it is being stored within our system. We are leveraging advancements in grid computing technology and are working closely with customers to extend our active storage platforms to make excess processing power available for applications that are part of the content repurposing workflow.

Our strengths

We have expertise in developing open, scalable and reliable digital content storage and processing systems for media companies. Working closely with our customers, we develop products and technologies optimized for media workflows and enable them to reduce costs and address new revenue opportunities. Our strengths include:

Focus and strong reputation in the digital media market.    We are focused entirely on storage and processing solutions for digital media content. Our products are specifically designed to meet the workflow needs of the media industry, including real-time video servers and highly scalable media file storage and grid-based media processing systems.

Expertise in integrating digital media and information technologies into cost-effective solutions.    We have extensive technical expertise and development experience with information technologies, or IT, and storage and video technologies. Our engineering, sales and marketing staff has a deep understanding of the market and the workflow needs of customers. As a result, we are able to offer best-of-breed solutions that meet their needs.

Extensive knowledge of the technical infrastructure required to support complex workflows within a production and distribution facility.    We have expertise in real-time services, which are required to enable continuous recording and playback of video and audio material, as well as in file-based workflows, which are required for high-bandwidth access to media files and used to support functions such as material preparation, editing and archiving. Combining this expertise enables us to provide integrated solutions to customers, as compared to alternative solutions which generally provide one or the other, but not both.

Development of platforms designed to interoperate with best-of-breed technologies.    We provide an open platform that supports any digital file format and allows third-party applications to interface with our products. Our APIs have been licensed by over 140 application developers, many of whom are influential in the selection of our products.

Strong relationships and a proven ability to collaborate with global media companies.    We have deployed our products at some of the largest media facilities in the world, including British Broadcasting Corporation, British Sky Broadcasting, Discovery Communications and Turner Entertainment. As we develop plans for new products, we often engage some of our key customers in the definition process, which gives us insight into the products that will be most valuable to them and can be deployed immediately into their facilities.

Our strategy

We seek to become the leading provider of digital asset infrastructure to the media industry. The key elements of our strategy are to:

Continue to expand our leadership in the broadcast video server market.    We will continue to invest in our Spectrum product line and expand its functionality to address additional market opportunities. Our products were initially designed for, and have been deployed mostly by, broadcasters that use our products for the transmission of television content. This segment of the market does not have a high degree of production requirements, but rather places higher demands in areas of ingest and playout. We are also expanding into new market segments, particularly for content production uses, such as in news, sports and post-production projects, as we believe these areas are transitioning from tape-based to server-based operations. Through these efforts, we intend to expand our customer base as well as deepen our relationships with existing customers.

Provide active storage solutions to the digital media industry.    We are currently focused on selling and deploying MediaGrid to customers in the digital media industry. We designed and developed MediaGrid based on specific input from customers who needed a high-bandwidth digital content storage platform. When combined with our Spectrum servers and related software applications, MediaGrid provides our customers with an end-to-end digital media infrastructure solution.

Expand our portfolio of content management applications.    We intend to further expand our portfolio of MediaTool software applications to support our customers' needs for system control and content management. For example, we believe that content management capabilities that ease search, retrieval, movement and repurposing of digital media files will be critical to media companies as they transition to file-based workflows.

Continue to involve customers in strategic product planning.    We rely on close customer relationships to gain unique insights into evolving market requirements. By developing new features and products in collaboration with our customers, we increase our value to them across a wider range of their workflows.

Pursue partnerships and complementary acquisitions.    We intend to continue to foster partner relations to allow customers to leverage our products by interoperating with other best-of-breed solutions. We will continue to partner with application developers, third-party system integrators and technology suppliers to ensure interoperability with other content infrastructure technologies to deliver integrated, value-added solutions to our customers. As opportunities arise, we will consider strategic acquisitions of products, technologies and capabilities that extend our ability to provide solutions that further improve the digital media workflow for customers.

Opportunistically expand into new and adjacent markets. We believe that there is significant opportunity for our products beyond the markets we currently serve. These markets have similar characteristics to those of the media industry in that they also work with digital media content or require high-bandwidth transmission and storage of large files. The opportunity for MediaGrid includes media-related as well as other non-adjacent markets. We intend to explore these markets and, where appropriate, begin sales and marketing efforts targeting these new segments.

Our customers

To date our systems have been sold to more than 375 customers in over 50 countries. We sell a substantial portion of our products through indirect sales channels, such as system integrators, which sell systems to end users. Our largest sales channel partners include Ascent Media Group, Itochu Cable Systems and Netorium.

The following is a representative list of our largest end users in each end-user category by revenues during the period from January 1, 2005 through December 31, 2006:

Category	End User

Media conglomerates	• Time Warner (U.S.) • Viacom (U.S.)
Broadcast television networks	• British Broadcasting Corporation (U.K.) • Network Ten (Australia) • Public Broadcasting Service (U.S.)
Content networks	• Discovery Communications (U.S.) • ESPN Star Sports (Singapore) • Scripps Networks (U.S.)
Satellite broadcasters	• British Sky Broadcasting (U.K.) • SKY Perfect Communications (Japan) • Star TV (Hong Kong)
Television service providers	• Chellomedia Programming (Netherlands) • Samacom (U.A.E.) • Technicolor Network Services (U.K.)
Local television stations	• KCBS (Los Angeles, CA) • KYW-TV (Philadelphia, PA) • WFOR (Miami, FL)
Mobile television providers	• Crown Castle (U.S.) • Qualcomm (U.S.)

In 2006, 2005 and 2004, our revenues from customers outside the United States comprised 63%, 61% and 61%, respectively, of our total revenues. In 2006, 2005 and 2004, we derived approximately 71%, 65% and 74%, respectively, of our total revenues through indirect sales. Ascent Media Group represented 10% and 12% of our total revenues in 2005 and 2004, respectively. In 2004, Netorium represented 15% of our total revenues. No customer represented greater than 10% of our total revenues in 2006.

Products

Our products include video servers, active storage systems and related software applications. Our video server and storage products are based on proprietary system designs that integrate our file system and management software with hardware built using industry-standard components. Our software applications are designed to provide system control and media management functions for digital content stored within our hardware platforms.

Spectrum video servers

Spectrum video servers provide a platform to record, store and play back multiple channels of television content. A Spectrum video server system is comprised of modular components connected by various networking technologies that can be deployed in a wide range of configurations. This flexible architecture allows customers to configure a system to meet precise channel count, storage capacity, system bandwidth and media format requirements and to easily change the system configuration as their needs evolve.

Omneon Spectrum Video Server System

Spectrum video servers are comprised of a combination of MediaDirectors, MediaPorts and MediaStores, each providing a specific aspect of the system's functionality:

MediaDirectors.    As the core system processing unit, MediaDirectors provide basic system functionality including file system management, data throughput and bandwidth allocation, data protection and support for external interface protocols.

MediaDirectors

MediaPorts and MultiPorts.    Acting as the system's interface adapters for video, audio, timecode and control, MediaPorts and MultiPorts record and encode content for storage, and decode and playout content for production or transmission. MediaPorts are designed to support a variety of video compression formats for a single channel of record or playback. MultiPorts are designed to support multiple channels of playback of either HD or SD content.

MediaPorts	MultiPorts

MediaStores.    MediaStores serve as the system's storage elements. MediaStores connect to MediaDirectors via industry-standard fibre channel networking protocol.

MediaStore

MediaGrid active storage systems

MediaGrid active storage systems combine high-capacity storage, high-bandwidth data access and integrated computing power in a central storage system capable of supporting the demanding performance, scalability and reliability requirements of media companies. MediaGrid performs an active role in the workflow by providing multiple active copies of a file to facilitate simultaneous concurrent client access, file-based management and protection.

MediaGrid was designed to provide storage capacities from as little as a few terabytes to several petabytes of data all within a single file system. Data access bandwidth can scale to many hundreds of gigabits per second of aggregate throughput.

Omneon MediaGrid Active Storage System

A MediaGrid system has two major operational components:

ContentDirectors.    ContentDirectors store the overall file system for MediaGrid and manage access to, and ensure integrity of, all data contained within the system.

ContentDirector

ContentServers.    ContentServers house the data storage for MediaGrid, monitor that storage and the file elements being stored as part of the distributed file system and can also provide available computing power to grid-based Linux applications.

ContentServer

MediaTool software applications and application servers

We have developed a family of software applications and application servers that provide basic content management and system control functionality. These products are designed to address specific aspects of our customers' workflows as they transition to file-based content management. These tools include:

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ProBrowse – a comprehensive media proxy application server that makes content available to networked personal computers in a media facility and provides access to a low-resolution copy of all full resolution material contained on either Spectrum or MediaGrid systems;

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ClipTool Pro – controls the recording or playback of a single channel on a Spectrum server;

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RecordTool – schedules and manages media recordings on a Spectrum server;

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DelayTool – manages delayed broadcast transmissions, such as time zone delays, on a Spectrum server;

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TransferTool – moves video and audio clips between Omneon systems;

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MirrorTool – synchronizes content across multiple Omneon systems; and

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DemuxTool – extracts programming material from an MPEG program transport stream on a Spectrum server.

System management products

For configuration, monitoring and system maintenance functions, we offer comprehensive system management tools that our customers use to manage systems:

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SystemManager – a management platform for configuring, monitoring, troubleshooting and servicing Spectrum, MediaGrid and ProBrowse systems; and

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ContentManager – an application that is used to manage the attributes of data stored within MediaGrid.

Technology

System architecture design

Our modular hardware and software components are interconnected by various standard IT networking technologies, enabling high-performance media processing, high-bandwidth access to media content and resilience to individual component failure.

Industry-standard components.    We integrate standard IT components into our systems, allowing us to capitalize on the development and cost economies of the broader IT market.

Modular design.    We design our systems around the use of multiple modular components that are interconnected with standard IT networking technologies. Each of the functional elements of our servers and storage systems, such as system controllers, storage devices and codec devices, are discrete components that can be configured to specific and changing customer requirements.

Reliability.    We have designed our systems to minimize single points of failure, such that in the event of a component failure, the overall system can continue to operate.

File system technologies

Our server and storage systems are designed to support the workflows of customers using our proprietary file system software.

Spectrum file system.    We designed a proprietary distributed file system that allows multiple servers to be connected to the same shared pool of storage, allowing multiple users to read and write operations to storage simultaneously and enabling the high bandwidth needed for multi-channel real-time media operations. Our advanced buffering and caching algorithms are designed to ensure that access to data is highly deterministic, which supports continuous low-latency real-time operations.

MediaGrid file system.    The MediaGrid active storage system is based on our proprietary cluster file system that aggregates multiple independent storage nodes into a single global name space. We developed advanced data replication techniques that are designed to ensure data protection as well as hardware and software fault tolerance and recovery. We designed a grid-style architecture to enable scaling of both capacity and bandwidth as new nodes are added, and to function as a large-scale grid computing platform, allowing applications to spread their computing tasks across the processors in each node. For certain client platforms, we have optimized data access on MediaGrid to enable a direct connection between the client and all nodes of the system. This approach allows each client platform to access data from all nodes in parallel, optimizing access bandwidth across the system.

Media processing

Based on our expertise in real-time media processing, we have optimized our systems for the recording and delivery of continuous media, and have designed specific capabilities for handling digital media files and video streams.

Media management.    We have developed proprietary techniques that enable our systems to deliver multiple continuous streams of high-quality video and audio content. These techniques include managing storage subsystem latencies, data retrieval, rapid opening and closing of multiple files and enabling of high performance file creation, deletion and status processes.

Video compression.    Our systems are designed to support both compressed and uncompressed digital media. Spectrum incorporates codec technology that either encodes or decodes media in real-time using one of several compression formats.

Metadata.    Our systems are designed to construct and interpret complex metadata for digital media files. We have developed APIs that expose this complex metadata and allow third-party application developers to create, access and modify content within these systems.

Sales and marketing

We sell our products indirectly through system integrators and directly to end users. In 2006, we derived approximately 71% of our total revenues from sales to system integrators.

Our field sales personnel are located throughout the United States, Europe, Japan and Asia Pacific. We have hired regional sales personnel for specific emerging markets such as Russia, India, the Middle East, China and Latin America. Our field sales personnel are responsible for managing our relationships with both system integrator partners and end users. They work closely with system integrators to provide assistance throughout the sales process and they also engage directly with end users to provide education about Omneon solutions and influence them to specify our products.

System integrators.    System integrators use our products as a key component of an overall system that they sell to their customers. In most cases, system integrators directly purchase our products based on orders from their customers.

Our customers typically contract with a system integrator to design and install new broadcast facilities, upgrade existing facilities or otherwise expand their operations. In general, these projects involve the integration of different systems and components, such as automation, traffic, master control, graphics, branding and closed captioning systems, in addition to our server systems. In these overall systems, our products are responsible for the ingest, storage and playout of content. The system integrator will design an overall infrastructure and implement and install all of the various systems and components.

Direct sales.    For sales of our products made directly to end user customers, our field sales personnel manage the entire sales process.

We focus our marketing efforts on generating product awareness, communicating product advantages and generating qualified leads for our sales force. We are also focusing our marketing efforts to target customers and applications in the production and transmission areas. We rely on a variety of marketing vehicles, including our website, trade shows, advertising, public relations, industry research and collaborative relationships with system integrators, application developers and technology vendors to gain wider market access.

Customer support

We believe that our ability to provide consistent, high-quality worldwide customer service and technical support is an important factor in attracting customers. Product support can include Internet access to technical content, as well as telephone access to technical support personnel on a 24-hour-a-day, seven-day-a-week basis from our technical assistance center located at our headquarters in Sunnyvale, California. We also have regional support personnel located in Atlanta, Boston, Denver and Raleigh. We have international support centers or support teams in the United Kingdom, Singapore and Japan. As we expand internationally, we will continue to hire additional local technical support personnel and work with local third-party service providers to service our international customer base. We also offer our customers a variety of other education and training programs.

Research and development

We believe our future success depends on our ability to develop new products, features and applications that address the rapidly changing technology and needs of the media industry. Our engineering staff is responsible for the design, development, quality, documentation and release of our products. We have engineering groups located at our headquarters in Sunnyvale, California and in Beaverton, Oregon. Research and development expenses were $17.3 million, $9.8 million and $6.4 million in 2006, 2005 and 2004, respectively.

Manufacturing

We outsource the manufacturing of our products to third-party manufacturers who purchase components on our approved vendor list, build products per our specifications, install our software and conduct the functionality testing that we have developed. Internally, we are focused on quality control, supply chain management, new product introductions and order fulfillment. We currently do not have written contracts with our third-party manufacturers. We maintain direct relationships with key suppliers in order to manage continuity of supply and pricing.

Competition

The market for our products is highly competitive, rapidly evolving and subject to changing technology, customer needs and new product introductions. Our Spectrum product competes with products from Avid Technology, Inc., Harris Corporation, SeaChange International, Inc. and Thomson S.A. We believe that our MediaGrid product will compete with products offered by manufacturers of general purpose storage products. As we introduce additional products or address new market opportunities, we expect to encounter additional competitors, including established and emerging companies in adjacent technology businesses. We currently compete principally on the basis of:

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product features and performance;
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pricing;
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total cost of ownership; and
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customer service.

We believe we compete favorably in each of these areas.

Intellectual property

Our success and ability to compete are substantially dependent upon our intellectual property. We rely on patent, trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, strategic partners and others to protect our intellectual property rights. We have nine patents issued in the United States, which expire between 2023 and 2026, and have 13 patent applications in the United States. We also have one issued patent and nine patent applications in foreign countries based on our issued patents and patent applications in the United States. In addition, we have a number of non-exclusive licenses from third-party hardware and software vendors that allow us to resell certain hardware products and incorporate their software in our products.

The steps we have taken to protect our intellectual property rights may not be adequate. Third-parties may infringe or misappropriate our intellectual property rights and may challenge our issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents that may be issued to us. We intend to enforce our intellectual property rights vigorously, and from time to time, we may initiate claims against third-parties that we believe are infringing our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. If we fail to protect our intellectual property rights adequately, our competitors could offer similar products, potentially significantly harming our competitive position and decreasing our revenues.

Employees

As of December 31, 2006, we had 219 employees, of which 28 are engaged in service and support, 65 are engaged in sales and marketing, 90 are engaged in research and development, 14 are engaged in manufacturing and operations, 17 are engaged in general and administrative functions and five are engaged in facilities and information technology functions. None of our employees are represented by a labor union or are covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages, and we consider our employee relations to be good.

Facilities

We lease approximately 41,000 square feet of space for our headquarters in Sunnyvale, California under an agreement that expires in April 2008. We also lease additional offices in Beaverton, Oregon, the United Kingdom, Singapore, Japan, Hong Kong, Russia and France. We expect to require additional facilities to accommodate our future growth. We believe that suitable additional space will be available in the future as needed on commercially reasonably terms.

Legal proceedings

We are currently not a party to any material legal proceedings.

Management

Executive officers and directors

The following table sets forth information regarding our executive officers and directors as of March 31, 2007:

Name	Age	Position

Joseph S. Kennedy	60	President, Chief Executive Officer and Director
Lawrence R. Kaplan(3)	56	Chairman and Director
Donald M. Craig	57	Chief Technology Officer
Laura A. Perrone	49	Vice President of Finance and Chief Financial Officer
Daniel J. Marshall	43	Senior Vice President of Worldwide Sales
Geoffrey G. Stedman	39	Vice President of Marketing
Jonathan P. Turk	35	Vice President of Operations
Vincent G. O'Malley	45	Vice President of Video Systems Engineering
Charles F. Morris	46	Vice President of Storage and Applications Engineering
Ronald D. Howe	48	Vice President of Worldwide Services
Basil H. Alwan(2)	44	Director
Jon S. Castor(1)(2)	55	Director
Matthew D. Howard	43	Director
Esfandiar Lohrasbpour	54	Director
Wes Raffel(3)	51	Director
William J. Schroeder(1)	62	Director
J. Peter Wagner	41	Director

(1)
Member of our audit committee.
(2)
Member of our compensation committee.
(3)
Member of our corporate governance and nominating committee.

Executive officers

Joseph S. Kennedy has served as our President and Chief Executive Officer and as a member of our board of directors since June 2003. Mr. Kennedy was on sabbatical from March 2002 until joining us, with the exception of serving as President and Chief Executive Officer of iPolicy Networks, a security appliance company, during February and March 2003. Prior to joining us, Mr. Kennedy served as President, Chief Executive Officer and Chairman of the Board of Directors of Pluris Inc., a developer of scalable Internet routers, from June 1999 to March 2002. Prior to that, Mr. Kennedy was the founder and Chief Executive Officer of Rapid City Communications, developer of routing switch technologies, from February 1996 until that company was acquired by Bay Networks, Inc., a provider of networking products, in June 1997, after which time he served as President and General Manager of Bay Networks' switching products division until June 1998. In addition to Omneon, Mr. Kennedy currently serves on the boards of directors of Adaptec, Inc., a provider of storage solutions, and several privately-held companies. Mr. Kennedy holds an M.S. in Electrical Engineering and Computer Science, and an A.B. in Computer Science, both from the University of California, Berkeley.

Lawrence R. Kaplan is a co-founder of Omneon and has served as our Chairman since June 2003 and as a member of our board of directors since our inception. Mr. Kaplan served as our President and Chief Executive Officer from our inception until June 2003. Prior to co-founding Omneon, Mr. Kaplan served as Senior Vice President—Sony Broadcast at Sony Electronics Inc., a provider of audio, video, communications and information technology products, from June 1995 to May 1998, and the Vice President and General Manager of the Computer Graphics and Television Groups at Tektronix, Inc., a supplier of test, measurement, and monitoring products, solutions and services, from 1989 to 1992. Mr. Kaplan holds an M.B.A. from Rutgers University and a B.S. in Electrical Engineering from the University of Wisconsin. Mr. Kaplan is a Fellow of the Society of Motion Picture and Television Engineers.

Donald M. Craig is a co-founder of Omneon. He served as our Vice President of Engineering from May 1998 until January 2001, when he assumed his present role of Chief Technology Officer. From 1996 until 1997, Mr. Craig was a director of engineering at Sony Electronics Inc. in San Jose, California. From 1984 until 1996, Mr. Craig held a number of engineering positions at Tektronix, Inc. in Beaverton, Oregon, and London, England, attaining the senior technical position of engineering fellow in 1995. His Tektronix engineering teams received Emmy® awards in 1988 for the VM-700 television analyzer, and in 1996 for the Profile video server. Mr. Craig is a Fellow of the Society of Motion Picture and Television Engineers.

Laura A. Perrone has served as our Vice President of Finance and Chief Financial Officer since September 2003. Ms. Perrone was on sabbatical from March 2002 to September 2003. Prior to that, Ms. Perrone served as a consultant to the Chief Executive Officer of Icarian, Inc., a human resources software company, from January 2002 to March 2002, following Icarian's acquisition by Workstream, Inc. She was Vice President and Chief Financial Officer of Icarian from April 1999 through December 2001. From 1998 to March 1999, Ms. Perrone was an employee at Micron Technology, Inc., a provider of semiconductor solutions. From 1995 to 1998, Ms. Perrone was Vice President and Chief Financial Officer of Rendition, Inc., a developer of 3D graphics chipsets, which was acquired by Micron in 1998. Ms. Perrone holds a B.S. in Economics from the University of San Francisco.

Daniel J. Marshall has served as our Senior Vice President of Worldwide Sales since June 2005 and previously served as our Vice President of Worldwide Sales from August 2001 to June 2005. Prior to joining us, Mr. Marshall was a co-founder and served as Vice President of Sales of StorageWay Inc., a storage service provider, from November 1999 to August 2001. Prior to that Mr. Marshall served as Vice President of Sales of MTI Corporation, a manufacturer of storage systems, from March 1998 to October 1999, Vice President of Sales at Mylex Corporation, a provider of input/output devices and storage management products, from April 1994 to March 1998, Director of Sales and Marketing at Kalok Corporation, a hard disk drive manufacture, from March 1993 to March 1994, and Regional Sales Manager at Storage Dimensions, a manufacturer of optical and disk-based storage systems, from February 1988 to March 1993. Mr. Marshall holds a B.S. in Business Administration and Economics from San Jose State University.

Geoffrey G. Stedman has served as our Vice President of Marketing since April 2003. Prior to joining us, Mr. Stedman served as Senior Director of Marketing at SonicWALL, an Internet security company, from October 2001 to April 2003. Prior to that, Mr. Stedman served as Director of Marketing at Preview Systems, a commerce platform and services provider for the secure delivery of digital goods over the Internet, from March 2000 until that company was acquired by Aladdin Knowledge Systems, a supplier of information security solutions for software developers, in May 2001, after which time he served as Vice President of Marketing at

Aladdin Knowledge Systems until October 2001. Prior to Preview Systems, Mr. Stedman held a variety of marketing positions with Silicon Graphics, Inc., from 1995 to March 2000. Mr. Stedman holds an M.B.A. from the Wharton School of Business at the University of Pennsylvania and a B.S. in Business Administration from Houghton College.

Jonathan P. Turk has served as our Vice President of Operations since October 2004. Prior to joining us, Mr. Turk served as a Director of Manufacturing at Cisco Systems, Inc., a provider of networking products, from June 1997 to October 2004. Mr. Turk holds an M.B.A. from the Stanford Graduate School of Business and a B.A. in Economics from Wabash College.

Vincent G. O'Malley has served as our Vice President of Video Systems Engineering since May 2005. Prior to joining us, Mr. O'Malley was on sabbatical from December 2004 to May 2005. Prior to that, Mr. O'Malley held various senior management positions at nCUBE Corporation, a provider of video-on-demand systems, including Vice President of Engineering, Vice President of Integration and Delivery, and Director of Hardware Engineering from 1999 through December 2004. Mr. O'Malley holds a B.S. in Electrical Engineering from California State University, Chico.

Charles F. Morris has served as our Vice President of Storage and Applications Engineering since August 2005. Prior to joining us, Mr. Morris was Vice President of Engineering at Venturi Wireless, a provider of mobile broadband services optimization for mobile and wireless operators, from April 2004 to August 2005, Vice President of Engineering at MobileSmarts Inc., an automotive semiconductor and software company, from November 2001 to April 2004, and Vice President of Engineering at Minerva Networks, Inc., a provider of video networking and management products, from April 2000 to November 2001. Mr. Morris holds an M.S. in Computer Science from the University of Lowell and a B.A. in Business and Economics from Saint Anselm College.

Ronald D. Howe has served as our Vice President of Worldwide Services since May 2005. Prior to joining us, Mr. Howe served as Vice President of Global Services at BlueArc Corporation, a provider of network attached storage systems, from May 2001 to April 2005, Vice President of Professional Services at Minerva Networks, Inc. from April 2000 to April 2001, and Director of Worldwide Systems Engineering & Integration Services (DiviSys) at DiviCom, Inc., a provider of standards-based MPEG-2 encoding products and systems for digital video broadcasting from 1996 to March 2000. Mr. Howe holds an M.B.A. from Golden Gate University and a B.S. in Liberal Arts & Sciences, Business and Russian Language from the University of New York.

Directors

Basil H. Alwan has served as a member of our board of directors since September 2005. Since July 2003, Mr. Alwan has served as President of IP Products at Alcatel, a provider of communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications. Prior to that Mr. Alwan was a founder and President and Chief Executive Officer of TiMetra Networks, a provider of service routing technology, from January 2000 until the acquisition of TiMetra by Alcatel in July 2003. In addition to Omneon, Mr. Alwan currently serves on the boards of directors of several privately-held companies. Mr. Alwan holds a B.S. in Electrical Engineering from the University of Illinois.

Jon S. Castor has served as a member of our board of directors since December 2006. Since June 2004, Mr. Castor has been a private investor. From January 2004 to June 2004, Mr. Castor served as an Executive Advisor to the Chief Executive Officer of Zoran Corporation, a provider of digital solutions for applications in the digital entertainment and imaging markets. Prior to that, Mr. Castor served as Senior Vice President of Zoran's DTV Division from August 2003 to December 2003 and Senior Vice President and General Manager of the TeraLogic Group at Oak Technology Inc., a developer of integrated circuits and software for digital televisions and printers, from October 2002 to August 2003, when it was acquired by Zoran. In 1996, Mr. Castor co-founded TeraLogic, Inc., a developer of digital television integrated circuits, software and systems, where he served in several capacities, including as its Chief Executive Officer and director from November 2000 to October 2002, when it was acquired by Oak Technology. In addition to Omneon, Mr. Castor currently serves on the boards of directors of Adaptec, Inc., a provider of storage solutions, Genesis Microchip, Inc., a provider of image processing systems, and a privately-held company. Mr. Castor holds an M.B.A. from the Stanford Graduate School of Business and a B.A. from Northwestern University.

Matthew D. Howard has served as a member of our board of directors since November 2002. Since August 2000, Mr. Howard has been with Norwest Venture Partners, a venture capital firm, and is currently a General Partner. In addition to Omneon, Mr. Howard currently serves on the boards of directors of several privately-held companies. Mr. Howard holds a bachelor of business administration with an emphasis in information systems from Chaminade University of Honolulu and an M.S. in telecommunications management from Golden Gate University.

Esfandiar Lohrasbpour has served as a member of our board of directors since March 2004. Since August 1998, Mr. Lohrasbpour has been a General Partner of INVESCO Private Capital, a venture capital firm. In addition to Omneon, Mr. Lohrasbpour currently serves on the boards of directors of several privately-held companies. Mr. Lohrasbpour holds a Ph.D. in Operations Research from the University of California, Los Angeles, an M.S. in Operations Research from the University of North Carolina and a B.A. in Mathematics from Berea College. Mr. Lohrasbpour intends to resign from our board of directors immediately prior to the completion of this offering.

Wes Raffel has served as a member of our board of directors since November 2002. Since January 2000, Mr. Raffel has been a Managing Director of Advanced Technology Ventures, a venture capital firm. In addition to Omneon, Mr. Raffel currently serves on the boards of directors of several privately-held companies. Mr. Raffel holds an M.B.A. from the University of Chicago and an A.B. in Economics from Harvard College.

William J. Schroeder has served as a member of our board of directors since November 2001 and as our Chairman from November 2001 until June 2003. From February 2002 until his retirement from full-time employment in October 2004, Mr. Schroeder served as President and Chief Executive Officer of Vormetric, Inc., an enterprise data storage security company. Prior to that, Mr. Schroeder served as a consultant to various technology companies from January 2001 to February 2002. In addition to Omneon, Mr. Schroeder currently serves on the boards of directors of Con-way Inc., a provider of transportation and supply chain management services, and several privately-held companies. Mr. Schroeder holds an M.B.A. from the Harvard Business School and an M.S.E.E. and a B.E.E. from Marquette University.

J. Peter Wagner has served as a member of our board of directors since May 1998. Since 1996, Mr. Wagner has been a General Partner of Accel Partners, a venture capital firm. In addition to Omneon, Mr. Wagner currently serves on the boards of directors of several privately-held companies. Mr. Wagner holds an M.B.A. from the Harvard Business School and an A.B. in Physics from Harvard College.

Board composition

We have an authorized board size of 10 directors. Our board currently consists of nine members.

Pursuant to a voting agreement among us and our stockholders, investors affiliated with Norwest Venture Partners, of which Mr. Howard is a General Partner; INVESCO Private Capital, of which Mr. Lohrasbpour is a General Partner; Advanced Technology Ventures, of which Mr. Raffel is a Managing Director; and Accel Partners, of which Mr. Wagner is a General Partner, have the right to designate a representative to our board of directors. Upon the closing of this offering, these board representation rights will terminate and no stockholders will have any contractual rights with respect to board representation, but members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until their resignation or until their successors are duly elected by holders of our common stock.

Board committees

Our board of directors currently has an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit committee.    Our audit committee consists of Messrs. Schroeder, who is the committee chair, and Castor, each of whom is a non-employee director of our board of directors. Our board of directors has determined that Mr. Schroeder is a financial expert and has determined that each of the directors serving on our audit committee is independent within the meaning of the listing standards of The NASDAQ Stock Market. The functions of this committee include, among other things:

•
reviewing and pre-approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•
reviewing our annual and quarterly consolidated financial statements and reports and discussing the statements and reports with our independent auditors and management;

•
reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls; and

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Both our independent auditors and management periodically meet privately with our audit committee.

Compensation committee.    Our compensation committee consists of Messrs. Castor, who is the committee chair, and Alwan, each of whom is a non-employee director of our board of directors. Our board of directors has determined that each of the directors serving on our compensation committee is independent within the meaning of the rules of the SEC and the listing standards of The NASDAQ Stock Market. The functions of this committee include, among other things:

•
determining the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•
recommending to our board of directors the type and amount of compensation to be paid or awarded to board members;

•
evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•
establishing policies with respect to equity compensation arrangements; and

•
reviewing and approving the terms of any employment agreements, severance arrangements, change-in-control protections and any other compensatory arrangements for our executive officers.

Corporate governance and nominating committee.    Our corporate governance and nominating committee consists of Messrs. Kaplan, who is the committee chair, and Raffel, who is a non-employee director of our board of directors. We intend to add an additional independent board member within the meaning of the listing standards of The NASDAQ Stock Market to this committee prior to the completion of this offering. The functions of this committee include, among other things:

•
developing and maintaining a current list of the functional needs and qualifications of members of our board of directors;

•
evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•
interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•
evaluating nominations by stockholders of candidates for election to our board;

•
developing, reviewing and amending a set of corporate governance policies and principles, including a code of ethics;

•
considering questions of possible conflicts of interest of directors as such questions arise; and

•
recommending to our board of directors the establishment of such special committees as may be desirable or necessary from time to time to address ethical, legal, business or other matters that may arise.

Compensation committee interlocks and insider participation

No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers.

Director compensation

Our directors do not receive cash compensation for their services as directors. However, all of our directors, including our non-employee directors, are eligible to receive stock options under our 1998 stock option plan. We intend to adopt a compensation policy for our non-employee board members prior to the closing of this offering.

In September 2005, Mr. Alwan received a stock option to purchase 50,000 shares of our common stock in connection with his service as a director at an exercise price of $0.50 per share and vesting ratably over 36 months. In addition, the vesting of the shares subject to this option accelerates in full upon a change in our control.

In December 2006, Mr. Castor received a stock option to purchase 50,000 shares of our common stock in connection with his service as a director at an exercise price of $12.50 per share and vesting ratably over 36 months. In addition, the vesting of the shares subject to this option accelerates in full upon a change in our control.

In April 2003, Mr. Schroeder received a stock option to purchase 30,300 shares of our common stock in connection with his service as a director at an exercise price of $0.10 per share and vesting ratably over 36 months. In October 2005, Mr. Schroeder received an additional stock option to purchase 20,000 shares of our common stock in connection with his service as a director at an exercise price of $0.85 per share and vesting ratably over 36 months. In addition, the vesting of the shares subject to these options accelerates in full upon a change in our control.

The following table provides information for 2006 regarding all plan and non-plan compensation awarded to, earned by or paid to each person who served as a non-employee director for some portion or all of 2006. Other than as set forth in the table and the narrative that follows it, to date we have not paid any fees to or reimbursed any expenses of our directors, made any equity or non-equity awards to directors, or paid any other compensation to directors.

Name	Fees earned or paid in cash	Option awards(1)		Non-equity incentive plan compensation	All other compensation	Total

Basil H. Alwan	$—	$20,335	(2)	$—	$—	$20,335
Jon S. Castor	—	1,712	(3)	—	—	1,712
Esfandiar Lohrasbpour	—	—		—	—	—
Matthew D. Howard	—	—		—	—	—
Wes Raffel	—	—		—	—	—
William J. Schroeder	—	6,667		—	—	6,667
J. Peter Wagner	—	—		—	—	—

(1)
The amount of option awards represents the portion of the grant date fair value of the option awards that we would have expensed in 2006 using the modified prospective transition method under SFAS 123(R). Pursuant to SEC rules, we do not include an estimate of forfeitures related to services-based vesting as one of the assumptions in calculating fair value. We use the prospective transition method under SFAS 123(R) in our consolidated financial statements. See note 1 of the notes to our consolidated financial statements for a discussion of the assumptions we use in the above fair value calculations.

(2)
As of December 31, 2006, Mr. Alwan held an outstanding stock option to purchase 50,000 shares of our common stock. This stock option vests ratably over 36 months from the date of grant and contains a provision that provides for accelerated vesting in full upon a change in our control.

(3)
As of December 31, 2006, Mr. Castor held an outstanding stock option to purchase 50,000 shares of our common stock. This stock option vests ratably over 36 months from the date of grant and contains a provision that provides for accelerated vesting in full upon a change in our control.

Executive compensation

Compensation discussion and analysis

Our executive compensation program is designed to attract, as needed, individuals with the skills necessary for us to achieve our business plan, to reward those individuals fairly over time, to retain those individuals who continue to perform at or above the levels that we expect and to closely align the compensation of those individuals with the performance of our company on both a short-term and long-term basis. To that end, our executive officers' compensation has three primary components—base compensation or salary, annual cash performance bonuses and stock option awards. In addition, we provide our executive officers a variety of benefits that are available generally to all salaried employees.

General.    We view the components of compensation as related but distinct. Although our compensation committee reviews total compensation of our executive officers, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency, overall company performance and other considerations we deem relevant. To this end, we review a number of executive compensation surveys of high technology companies located in the Silicon Valley area when making a crucial executive officer hiring decision and annually when we review executive compensation. Except as described below, our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. However, the compensation committee's philosophy is to make a greater percentage of an employee's compensation performance-based and to keep cash compensation to a nominally competitive level while providing the opportunity to be well rewarded through equity if the company performs well over time. We also believe that for technology companies stock-based compensation is the primary motivator in attracting employees, rather than base salary or cash bonuses.

Our compensation committee's current intent is to perform at least annually a strategic review of our executive officers' overall compensation packages to determine whether they provide adequate incentives and motivation and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives. Our compensation committee's most recent overall compensation review occurred in January 2006. Compensation committee meetings typically have included, for all or a portion of each meeting, not only the committee members but also our chief executive officer and our chief financial officer. For compensation decisions, including decisions regarding the grant of equity compensation, relating to executive officers other than to our chief executive officer, the compensation committee typically considers recommendations from the chief executive officer and/or other members of management.

We account for equity compensation paid to our employees under SFAS 123(R), which requires us to estimate and record an expense over the service period of the award. Our cash compensation is recorded as an expense at the time the obligation is accrued. We currently intend that all cash compensation paid will be tax deductible for us. However, with respect to equity compensation awards, while any gain recognized by employees from nonqualified options granted at fair market value should be deductible, to the extent that an option constitutes an incentive stock option gain recognized by the optionee will not be deductible if there is no disqualifying disposition by the optionee. In addition, if we grant restricted stock or restricted stock unit awards that are not subject to performance vesting, they may not be fully deductible by us at the time the award is otherwise taxable to employees.

Base compensation.    We fix executive officer base compensation at a level we believe enables us to hire and retain individuals in a competitive environment and rewards satisfactory individual performance and a satisfactory level of contribution to our overall business goals. We also take into account the base salaries that are payable by companies with which we believe we generally compete for executives.

The salaries of Messrs. Kennedy and Stedman and Ms. Perrone were increased by approximately 10%, 11% and 9%, respectively, in 2006. These increases were part of our normal annual salary review process and reflect our compensation committee's review of the compensation levels of similar positions at comparable companies.

Cash bonuses.    We utilize cash bonuses to reward performance achievements with a time horizon of one year or less. Annual bonus targets are determined by our compensation committee as a percentage of each executive officer's base salary. Our compensation committee also determines the performance measures and other terms and conditions of these cash bonuses for executive officers. For 2006, the bonus targets for the executive officers, other than those who receive sales commissions, ranged from 15% to 45% of base salary. Bonus targets for our executive officers are established as a pre-determined percentage of base salary or specific dollar amounts, based on performance against a specific plan or specified criteria that are intended to provide a competitive level of compensation when the executive officers achieve their performance objectives as approved by our compensation committee. This specified percentage or dollar amount is fixed in the officer's employment offer letter or subsequently by our compensation committee. There is no pre-established formal policy or target for setting this specified percentage or amount, which is evaluated annually. The general philosophy of our compensation committee is to closely align compensation with performance. Consistent with this philosophy, we believe that we have tied a greater percentage of the compensation of our executives to the achievement performance-based objectives as compared to our peers, while providing total compensation packages that are competitive with our peers. The actual bonus award is determined according to each executive officer's level of achievement against these performance objectives. The bonus for 2006 for our chief executive officer was based entirely on company performance targets, consisting of annual revenues and operating results. The performance objectives for other executive officers generally included both company performance targets, as well as individual performance objectives determined by our chief executive officer. For those executives that perform sales functions, the amount of bonus is also determined based on an individualized sales commission plan that is directly related to the amount of products sold and that person's role in the sale. The compensation committee chose revenues and operating results because it believed that, as a "growth company," we should reward revenue growth, but only if that revenue growth is achieved cost effectively. Thus, the compensation committee considered the chosen metrics to be the best indicators of financial success and stockholder value creation.

Our compensation committee views cash bonuses as a reward for strong performance. As such, our compensation committee generally sets company performance objectives at levels that would only be achieved if we continued to improve on our past levels of performance. Accordingly, we generally believe that these targets are difficult to achieve and require a high level of execution and performance by our executives. In making the annual determination of these performance objective levels, the compensation committee generally considers the specific circumstances facing us and our expectations regarding company performance during the coming year and our strategic plan.

The following table identifies the target bonuses for 2006 for each of our executive officers named in the executive compensation tables and describes the criteria for payment of the bonuses to our executive officers:

Named executive officer	2006 target bonus		Criteria for payment

Joseph S. Kennedy	$125,000		50% of target bonus based on a revenue target in the 2006 operating plan:
			• paid $0 if less than 80% of target
			• paid 80% to 120% if 80% to 120% of target
			• paid 200% if greater than 120% of target
			50% of target bonus based on an operating margin target in the 2006 operating plan:
			• paid $0 if less than 80% of target
			• paid 80% to 120% if 80% to 120% of target
			• paid 200% if greater than 120% of target
Laura A. Perrone	41,000		40% of target bonus based on a revenue target in the 2006 operating plan:
			• paid $0 if less than 80% of target
			• paid 80% to 120% if 80% to 120% of target
			• paid 200% if greater than 120% of target
			40% of target bonus based on an operating margin target in the 2006 operating plan:
			• paid $0 if less than 80% of target
			• paid 80% to 120% if 80% to 120% of target
			• paid 200% if greater than 120% of target
			20% of target bonus based on the discretion of our chief executive officer.
Daniel J. Marshall	39,000	(1)	$25,000 of the target bonus is based on achievement of individual performance objectives determined by our chief executive officer. $14,000 of target bonus is based on achievement of a revenue target.
Lawrence R. Kaplan	15,000	(1)	Target bonus is based on achievement of individual performance objectives determined by our chief executive officer.

Geoffrey G. Stedman	38,850	40% of target bonus based on a revenue target in the 2006 operating plan:
• paid $0 if less than 80% of target
• paid 80% to 120% if 80% to 120% of target
• paid 200% if greater than 120% of target
40% of target bonus based on an operating margin target in the 2006 operating plan:
• paid $0 if less than 80% of target
• paid 80% to 120% if 80% to 120% of target
• paid 200% if greater than 120% of target
20% of target bonus based on the discretion of our chief executive officer.

(1)
Does not include portion of bonus attributable to sales commissions.

We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment.

For 2006, Messrs. Kennedy and Stedman and Ms. Perrone received a bonus equal to approximately 47%, 20% and 20%, respectively, of his or her base salary. As our Senior Vice President of Worldwide Sales, Mr. Marshall's bonus was largely based upon sales commissions and specific sales targets contained in his sales compensation plan, together with an additional bonus equal to approximately 12% of his base salary, which was due to achievement of specific milestones determined by our chief executive officer. The amount of Mr. Kaplan's bonus was largely based upon sales commissions and specific sales targets contained in his sales compensation plan, together with an additional bonus equal to approximately 7% of his base salary.

Stock options and equity awards.    We utilize stock options to ensure that our executive officers have a continuing stake in our long-term success. Because our executive officers are awarded stock options with an exercise price equal to the fair market value of our common stock on the date of grant, the determination of which is discussed below, these options will have value to our executive officers only if the market price of our common stock increases after the date of grant. Typically, our stock options vest at a rate of 25% of the shares subject to the option on the first anniversary of the grant date, and with respect to approximately 2.1% of the shares each month thereafter. The stock options that we have granted under our 1998 stock option plan typically may be exercised by the recipient at any time, however, any shares purchased are subject to a lapsing right of repurchase in our favor. This repurchase right lapses on the same schedule as the vesting of the option.

Authority to make stock option grants to executive officers has historically rested with our board of directors, and we expect our board of directors will delegate that authority to our compensation committee in the future. In determining the size of stock option grants to executive officers, our board of directors considers our performance against the strategic plan, individual performance against the individual's objectives, comparative share ownership data from compensation surveys of high technology companies in our area, the extent to which shares subject to previously granted options are vested and the recommendations of our Chief Executive Officer and other members of management.

In 2006, valuations were performed to determine the fair market value of our common stock as of March 31, 2006, September 30, 2006 and December 1, 2006. Prior to March 31, 2006, our board of directors determined the value of our common stock based on internal reports and other relevant factors.

We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. However, we intend to implement policies to ensure that equity awards are granted at fair market value on the date that the grant action occurs.

During 2006, we granted options to purchase 15,000 shares of our common stock to each of Messrs. Kennedy, Marshall, Kaplan and Stedman and Ms. Perrone. Each of the grants had an exercise price of $7.76 per share. These grants were made by our board of directors as part of our process of reviewing equity positions of our employees, and the board determined that, in light of the individuals' performance, equity ownership and level of vesting, it was appropriate to provide additional incentive for each of these personnel. To date, substantially all of our options have been granted under our 1998 stock option plan, which is described below under "Management—Employee Benefit Plans."

Prior to the completion of this offering, we plan to adopt a new equity incentive plan and a new employee stock purchase plan, both of which are described below under "Management—Employee benefit plans." The 2007 equity incentive plan will replace our existing 1998 stock option plan immediately following this offering and will afford greater flexibility in making a wide variety of equity awards, including stock options, shares of restricted stock and stock appreciation rights, to executive officers and our other employees. The 2007 employee stock purchase plan will enable eligible employees to periodically purchase shares of our common stock at a discount. Participation in the 2007 employee stock purchase plan will be available to all executive officers following this offering on the same basis as our other employees.

Other than the equity plans described above, we do not have any equity security ownership guidelines or requirements for our executive officers.

Severance and change of control payments.    Some of our executive officers are entitled to receive severance payments equal to a specified number of months of base salary, as well as accelerated vesting of stock options as to the number of shares that would have vested over that same monthly period in the event that their employment is terminated other than for "cause" or if they terminate their employment for "good reason." Additionally, all of our executive officers are entitled to severance payments equal to six months of base salary and accelerated vesting of stock options as to the number of shares that would have vested over the one year period following the termination if the executive officer's employment was so terminated by the acquiring company within one year following a change of control.

We believe these severance and change of control arrangements mitigate some of the risk that exists for executives working in a smaller company. These arrangements are intended to attract and retain qualified executives that could have other job alternatives that may appear to them to be less risky absent these arrangements. Because of the significant acquisition activity in the high technology industry, there is a possibility that we could be acquired in the future. Accordingly, we believed that the larger severance packages resulting from terminations related to change of control transactions would provide an incentive for these executives to continue to help successfully execute such a transaction from its early stages until closing.

For a description and quantification of these severance and change of control benefits, please see the section entitled "Management—Executive compensation—Employment, severance and change of control arrangements."

Other benefits.    Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees, subject to applicable law. We also provide vacation and other paid holidays to all employees, including our executive officers, which are comparable to those provided at peer companies.

Executive compensation tables

The following table presents compensation information for our fiscal years ended December 31, 2005 and 2006 paid to or accrued for our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers whose aggregate salary and bonus was more than $100,000. We refer to these executive officers as our "named executive officers" elsewhere in this prospectus.

Summary compensation table

Name and principal position	Year	Salary(1)	Bonus(2)		Option awards(3)	All other compensation		Total

Joseph S. Kennedy President and Chief Executive Officer	2006 2005	$275,000 248,250	$128,751 154,130		$36,357 —	$	— —	$440,108 402,380
Laura A. Perrone Vice President of Finance and Chief Financial Officer	2006 2005	205,000 180,000	41,984 37,500		12,636 —		— —	259,620 217,500
Daniel J. Marshall Senior Vice President of Worldwide Sales	2006 2005	210,000 207,500	202,761 245,637	(4) (5)	14,601 —		— —	427,362 453,137
Lawrence R. Kaplan Chairman	2006 2005	210,000 208,125	108,436 182,445	(6) (7)	24,762 —		— —	343,198 390,570
Geoffrey G. Stedman Vice President of Marketing	2006 2005	194,250 175,000	39,783 27,750		16,136 —		— —	250,169 202,750

(1)
The amounts in this column include payments in respect of accrued vacation, holidays, and sick days.

(2)
The amounts in this column for a particular year includes amounts earned in that year but paid in the following year.

(3)
For 2006, the amount of option awards represents the portion of the grant date fair value of the option awards that we would have expensed in 2006 using the modified prospective transition method under SFAS 123(R). Pursuant to SEC rules, we do not include an estimate of forfeitures related to services-based vesting as one of the assumptions in calculating fair value. Under the SFAS 123(R) modified prospective transition method, we would not have recorded any amounts for 2005 with respect to these awards. We use the prospective transition method under SFAS 123(R) in our consolidated financial statements. See note 1 of the notes to our consolidated financial statements for a discussion of the assumptions we use in the above fair value calculations. All option awards were made under our 1998 stock option plan, which is described below under "Management—Employee benefit plans." Each of these options is immediately exercisable in full and vests as to 1/4 of the shares underlying the option on the first anniversary of the grant date and as to 1/48 of the underlying shares monthly thereafter. These options also contain provisions that provide for accelerated vesting upon the occurrence of certain events following a change of control of our company, as discussed below in "Management—Executive compensation—Employment, severance and change of control arrangements."

(4)
Includes sales commissions in the amount of $177,761.

(5)
Includes sales commissions in the amount of $204,284.

(6)
Includes sales commissions in the amount of $93,436.

(7)
Includes loan forgiveness in the amount of $51,393 and sales commissions in the amount of $116,053.

Grants of plan-based awards in last fiscal year

The following table provides information with regard to each stock option granted to each named executive officer during 2006.

Name	Grant date	Number of securities underlying options(1)	Exercise price of option awards(2)	Grant date fair value of option awards(3)

Joseph S. Kennedy	12/8/2006	15,000	$7.76	$130,859
Laura A. Perrone	12/8/2006	15,000	7.76	130,859
Daniel J. Marshall	12/8/2006	15,000	7.76	130,859
Lawrence R. Kaplan	12/8/2006	15,000	7.76	130,859
Geoffrey G. Stedman	12/8/2006	15,000	7.76	130,859

(1)
Each of these options is immediately exercisable in full and vests as to 1/4 of the shares underlying the option on the first anniversary of the grant date and as to 1/48 of the underlying shares monthly thereafter. Each of these options expires 10 years from the date of grant. These options also contain provisions that provide for accelerated vesting upon the occurrence of certain events following a change of control of our company, as discussed below in "Management—Executive compensation—Employment, severance and change of control arrangements."

(2)
Represents the fair market value of a share of our common stock, as determined by our board of directors, on the option's grant date.

(3)
See note 1 of the notes to our consolidated financial statements for a discussion of the assumptions we use in the above fair value calculations.

Outstanding option awards at December 31, 2006

The following table presents the outstanding option awards held as of December 31, 2006 by each named executive officer.

Number of securities underlying unexercised options(1)
			Option exercise price(2)	Option expiration date
Name	Exercisable	Unexercisable

Joseph S. Kennedy	175,000 25,000 15,000	— — —	$0.30 0.85 7.76	10/12/2014 10/18/2015 12/8/2016
Laura A. Perrone	10,000 15,000	— —	0.85 7.76	10/18/2015 12/8/2016
Daniel J. Marshall	5,000 24,045 24,167 25,000 15,000	— — — — —	60.00 0.10 0.30 0.85 7.76	8/29/2011 10/31/2012 10/12/2014 10/18/2015 12/8/2016
Lawrence R. Kaplan	50,000 25,000 15,000	— — —	0.30 0.85 7.76	10/12/2014 10/18/2015 12/8/2016
Geoffrey G. Stedman	45,313 10,000 15,000	— — —	0.30 0.85 7.76	10/12/2014 10/18/2015 12/8/2016

(1)
Each of these options is immediately exercisable in full and vests as to 1/4 of the shares underlying the option on the first anniversary of the grant date and as to 1/48 of the underlying shares monthly thereafter. These options also contain provisions that provide for accelerated vesting upon the occurrence of certain events following a change of control of our company, as discussed below in "Management—Executive compensation—Employment, severance and change of control arrangements."

(2)
Represents the fair market value of a share of our common stock, as determined by our board of directors, on the option's grant date.

Option exercises in last fiscal year

The following table shows the number of shares acquired pursuant to the exercise of options by each named executive officer during 2006 and the aggregate dollar amount realized by the named executive officer upon exercise of the option.

Name	Number of shares acquired on exercise	Value realized on exercise(1)

Joseph S. Kennedy	761,340
Laura A. Perrone	152,268
Daniel J. Marshall	264,491
Lawrence R. Kaplan	180,335
Geoffrey G. Stedman	115,415

(1)
The aggregate dollar amount realized upon the exercise of an option represents the difference between the aggregate market price of the shares of our common stock underlying that option on the date of exercise (assumed to be the midpoint of the price range set forth on the cover page of this prospectus) and the aggregate exercise price of the option.

Employment, severance and change of control arrangements

Joseph S. Kennedy.    We entered into an employment offer letter with Mr. Kennedy dated June 8, 2003. The written offer of employment does not provide a specific term for Mr. Kennedy's employment; rather, Mr. Kennedy's employment with us is "at-will" and may be terminated at any time with or without notice, for any or no reason, at either Mr. Kennedy's or our option. Mr. Kennedy's current annual base salary is $275,000, and he was eligible to earn a target bonus for 2006 of 45% of his base salary upon the achievement of certain operational milestones determined by our compensation committee. If we (or our successor) terminate Mr. Kennedy for any reason other than as a result of an act of material dishonesty made by Mr. Kennedy, his conviction of a felony, his gross misconduct or his continued substantial violations of his employment duties after receiving a written demand for performance from us, or Mr. Kennedy terminates his employment with us as a result of a significant reduction in, or removal from, his duties, position or responsibilities, a reduction in his base salary (other than in connection with a company-wide salary reduction applicable to similarly-situated executives), or his relocation to a location more than 50 miles from his current location, in each case without his consent, and he signs and does not revoke a standard release of claims, then he will be entitled to receive his then current base salary and continuing healthcare coverage for a period of three months following termination, or six months following termination if his termination was within one year following a change of control, and his stock options will become vested as to that number of shares that would have vested had he remained employed with us through the three-month period following the date of termination, or the 12-month period following the date of termination if his termination was within one year following a change of control.

Laura A. Perrone.    We entered into an employment offer letter with Ms. Perrone dated August 29, 2003. The written offer of employment does not provide a specific term for Ms. Perrone's employment; rather, Ms. Perrone's employment with us is "at-will" and may be terminated at any time with or without notice, for any or no reason, at either Ms. Perrone's or our option. Ms. Perrone's current annual base salary is $205,000, and she was eligible to earn a target bonus for 2006 of 20% of her base salary upon the achievement of certain performance objectives determined by our chief executive officer. In December 2005, our compensation committee approved certain amendments to the terms of Ms. Perrone's offer letter relating to the benefits to which Ms. Perrone is entitled upon a change in our control. Pursuant to these amended terms, if we (or our successor) terminate Ms. Perrone for any reason other than as a result of an act of material dishonesty made by Ms. Perrone, her conviction of a felony, her gross misconduct or her continued substantial violations of her employment duties after receiving a written demand for performance from us, or Ms. Perrone terminates her employment with us as a result of a significant reduction in, or removal from, her duties, position or responsibilities, a reduction in her base salary (other than in connection with a company-wide salary reduction applicable to similarly-situated executives), or her relocation to a location more than 50 miles from her current location, in each case without her consent, and she signs and does not revoke a standard release of claims, then she will be entitled to receive her then current base salary and continuing healthcare coverage for a period of two months following termination, or six months following termination if her termination was within one year following a change of control, and her stock options will become vested as to that number of shares that would have vested had she remained employed with us through the two-month period following the date of termination, or the 12-month period following the date of termination if her termination was within one year following a change of control.

Daniel J. Marshall.    We entered into an employment offer letter with Mr. Marshall dated August 2, 2001. The written offer of employment does not provide a specific term for Mr. Marshall's employment; rather, Mr. Marshall's employment with us is "at-will" and may be terminated at any time with or without notice, for any or no reason, at either Mr. Marshall's or our option. Mr. Marshall's current annual base salary is $210,000, and he was eligible to earn target sales commissions for 2006 of $175,000 depending on our performance against our revenue plan, plus an additional $39,000 target bonus upon achievement of certain performance objectives determined by our chief executive officer. In December 2005, our compensation committee approved certain amendments to the terms of Mr. Marshall's offer letter relating to the benefits to which Mr. Marshall is entitled upon a change in our control. Pursuant to these amended terms, if we (or our successor) terminate Mr. Marshall for any reason other than as a result of an act of material dishonesty made by Mr. Marshall, his conviction of a felony, his gross misconduct or his continued substantial violations of his employment duties after receiving a written demand for performance from us, or Mr. Marshall terminates his employment with us as a result of a significant reduction in, or removal from, his duties, position or responsibilities, a reduction in his base salary (other than in connection with a company-wide salary reduction applicable to similarly-situated executives), or his relocation to a location more than 50 miles from his current location, in each case without his consent, within one year following a change in our control, and he signs and does not revoke a standard release of claims, then he will be entitled to receive his then current base salary and continuing healthcare coverage for a period of six months following termination and his stock options will become vested as to that number of shares that would have vested had he remained employed with us through the 12-month period following the date of termination.

Lawrence R. Kaplan.    We entered into an amended and restated retention agreement with Mr. Kaplan dated November 1, 2002. The retention agreement does not provide a specific term for Mr. Kaplan's employment; rather, Mr. Kaplan's employment with us is "at-will" and may be terminated at any time with or without notice, for any or no reason, at either Mr. Kaplan's or our option. Mr. Kaplan's current annual base salary is $210,000, and he was eligible to earn target sales commissions for 2006 of up to $90,000 depending on our performance against our revenue plan, plus an additional $15,000 target bonus upon achievement of certain performance objectives determined by our chief executive officer. The retention agreement also provided for a monthly bonus until October 2005 of $5,000 in the form of forgiveness of a loan from us to Mr. Kaplan, as described below in the section entitled "Transactions with related persons, promoters and certain control persons." If we (or our successor) terminate Mr. Kaplan for any reason other than as a result of an act of material dishonesty made by Mr. Kaplan, his conviction of a felony, his gross misconduct or his continued substantial violations of his employment duties after receiving a written demand for performance from us, or Mr. Kaplan terminates his employment with us as a result of a significant reduction in, or removal from, his duties, position or responsibilities, a reduction in his base salary (other than in connection with a company-wide salary reduction applicable to similarly-situated executives), or his relocation to a location more than 50 miles from his current location, in each case without his consent, then he will be entitled to receive his then current base salary and continuing healthcare coverage for a period of three months following termination, or six months following termination if his termination was within one year following a change of control (as defined in the retention agreement), and his stock options will become vested as to that number of shares that would have vested had he remained employed with us through the three-month period following the date of termination, or the 12-month period following the date of termination if his termination was within one year following a change of control.

Geoffrey G. Stedman.    We entered into an employment offer letter with Mr. Stedman dated March 27, 2003. The written offer of employment does not provide a specific term for Mr. Stedman's employment; rather, Mr. Stedman's employment with us is "at-will" and may be terminated at any time with or without notice, for any or no reason, at either Mr. Stedman's or our option. Mr. Stedman's current annual base salary is $194,250 and he was eligible to earn a target bonus for 2006 of 20% of his base salary upon the achievement of certain performance objectives determined by our chief executive officer. In December 2005, our compensation committee approved certain amendments to the terms of Mr. Stedman's offer letter relating to the benefits to which Mr. Stedman is entitled upon a change in our control. Pursuant to these amended terms, if we (or our successor) terminate Mr. Stedman for any reason other than as a result of an act of material dishonesty made by Mr. Stedman, his conviction of a felony, his gross misconduct or his continued substantial violations of his employment duties after receiving a written demand for performance from us, or Mr. Stedman terminates his employment with us as a result of a significant reduction in, or removal from, his duties, position or responsibilities, a reduction in his base salary (other than in connection with a company-wide salary reduction applicable to similarly-situated executives), or his relocation to a location more than 50 miles from his current location, in each case without his consent, within one year following a change in our control, and he signs and does not revoke a standard release of claims, then he will be entitled to receive his then current base salary and continuing healthcare coverage for a period of six months following termination and his stock options will become vested as to that number of shares that would have vested had he remained employed with us through the 12-month period following the date of termination.

Vesting acceleration.    In addition to the acceleration of vesting provisions described above, all options to purchase common stock issued to our named executive officers may be subject to accelerated vesting upon a change of control as described below in the section entitled "Management—Employee Benefit Plans."

Termination of employment for death or disability.    If the employment of any of our named executive officers is terminated as a result of his or her disability, that officer will be entitled to long-term disability insurance benefits under our long-term disability insurance program equal to 60% of his or her monthly salary, up to $10,000 per month. If the employment of any of our named executive officers is terminated as a result of his or her death, the beneficiaries of that officer will be entitled to life insurance benefits under our group life insurance program equal to two times his or her annual base salary up to $500,000.

The following table summaries the potential payments and benefits payable to each of our named executive officers upon termination of employment or a change in our control under each situation listed below, assuming, in each situation, that our named executive officers were terminated on December 31, 2006.

		Not within 1 year following a change of control		Within 1 year following a change of control
Executive benefits and payments upon termination:	Voluntary termination or termination for cause	Involuntary termination not for cause	Termination for good reason	Involuntary termination not for cause	Termination for good reason	Death	Disability

Joseph S. Kennedy:
Base salary	$—	$68,750	$68,750	$137,500	$137,500	$—	$—
Bonus	—	—	—	—	—	—	—
Medical continuation	—	4,759	4,759	9,518	9,518	—	—
Death benefits	—	—	—	—	—	500,000	—
Monthly disability benefits	—	—	—	—	—	—	10,000
Value of accelerated stock options(1)	—					—	—
Laura A. Perrone:
Base salary	—	34,167	34,167	102,500	102,500	—	—
Bonus	—	—	—	—	—	—	—
Medical continuation	—	3,173	3,173	9,518	9,518	—	—
Death benefits	—	—	—	—	—	410,000	—
Monthly disability benefits	—	—	—	—	—	—	10,000
Value of accelerated stock options(1)	—					—	—
Daniel J. Marshall:
Base salary	—	—	—	105,000	105,000	—	—
Bonus	—	—	—	—	—	—	—
Medical continuation	—	—	—	5,680	5,680	—	—
Death benefits	—	—	—	—	—	420,000	—
Monthly disability benefits	—	—	—	—	—	—	10,000
Value of accelerated stock options(1)	—	—	—			—	—
Lawrence R. Kaplan:
Base salary	—	52,500	52,500	105,000	105,000	—	—
Bonus	—	—	—	—	—	—	—
Medical continuation	—	4,759	4,759	9,518	9,518	—	—
Death benefits	—	—	—	—	—	420,000	—
Monthly disability benefits	—	—	—	—	—	—	10,000
Value of accelerated stock options(1)	—					—	—
Geoffrey G. Stedman:
Base salary	—	—	—	97,125	97,125	—	—
Bonus	—	—	—	—	—	—	—
Medical continuation	—	—	—	—	—	—	—
Death benefits	—	—	—	—	—	388,500	—
Monthly disability benefits	—	—	—	—	—	—	9,713
Value of accelerated stock options(1)	—	—	—			—	—

(1)
Calculated based on the assumed initial public offering price of $             per share.

Employee benefit plans

1998 stock option plan

Background.    Our board of directors adopted, and our stockholders approved, our 1998 stock option plan, which we refer to as our 1998 plan, in July 1998.

Administration.    Our board of directors currently administers our 1998 plan. Our compensation committee will be responsible for administering all of our equity compensation plans upon the closing of this offering. Under our 1998 plan, the plan administrator has the power to determine the terms of the awards, including the service providers who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise of an option.

Share reserve.    As of December 31, 2006, options to purchase 3,669,764 shares of our common stock at a weighted average exercise price of $1.57 per share were outstanding under our 1998 plan and 142,307 shares of our common stock remained available for issuance upon the exercise of options that may be granted in the future. In February 2007, we increased by 200,000 the number of shares reserved for issuance under the 1998 plan. Following the closing of this offering, all shares of our common stock reserved but not ultimately issued or subject to options that have expired or otherwise terminated under our 1998 plan without having been exercised in full will become available for issuance under our 2007 equity incentive plan, which we refer to as our 2007 plan. We intend to grant all future stock option awards under our 2007 plan upon and after the closing of this offering. However, all stock options outstanding upon the closing of this offering will continue to be governed by the terms and conditions of the 1998 plan.

Eligibility and types of option grants.    With respect to stock options, our 1998 plan provides for the grant of both incentive stock options (commonly referred to as ISOs), which qualify for favorable tax treatment under Section 422 of the Internal Revenue Code for their recipients, and nonqualified stock options (commonly referred to as NSOs). ISOs may be granted only to employees. NSOs may be granted to our employees, officers, directors and consultants.

Terms of option grants.    The exercise price of options is determined by the plan administrator, subject to applicable statutory requirements. The exercise price of ISOs granted to a person who directly or by attribution owns more than 10% of the total combined voting power of all classes of our stock, or a 10% stockholder, must be at least equal to 110% of the fair market value of our common stock on the date of grant. All other ISOs must be granted with an exercise price at least equal to 100% of the fair market value of our common stock on the date of grant. Stock options become vested and exercisable, as applicable, within such periods, or upon such events, as determined by the plan administrator and as set forth in the related stock option agreement. To date, as a matter of practice, options have generally been subject to a four-year vesting period (25% on the first anniversary of the grant date and ratably monthly thereafter). Our 1998 plan also allows for the early exercise of unvested options, provided that right is permitted in the applicable stock option agreement. All outstanding unvested shares of our common stock acquired through early exercised options are subject to repurchase by us. The maximum permitted term of options granted under our 1998 plan is ten years (and five years for certain persons holding ISOs).

After termination of an optionee, he or she may exercise his or her vested option for the period of time stated in the stock option agreement. Generally, if termination is due to death or disability, the vested option will generally remain exercisable for six months. In all other cases, the vested option will generally remain exercisable for three months. However, an option may not be exercised later than its expiration date.

Change in control.    In the event of a liquidation, dissolution or change in control transaction, outstanding options under our 1998 plan may be assumed or replaced by the successor company (if any). Outstanding options that are not assumed or replaced by the successor company (if any) will expire on the consummation of the liquidation, dissolution or change in control transaction at such time and on such conditions as our board of directors determines (including the ability to partially or totally accelerate the vesting of stock options granted under our 1998 plan).

Transferability of awards.    Generally, a participant may not transfer options other than by will or the laws of descent and distribution. During the lifetime of an optionee, the option is exercisable only by the optionee.

Amendment and Termination.    Our board of directors may amend or terminate our 1998 plan at any time, subject to stockholder approval where required. In addition, no amendment that is detrimental to a participant in our 1998 plan may be made to an outstanding option without the consent of the affected participant.

2007 equity incentive plan

Background.    Our 2007 plan will serve as the successor equity compensation plan to our 1998 stock option plan. Our board of directors adopted our 2007 plan in                        2007 and our stockholders approved the 2007 plan in                        2007. Our 2007 plan will become effective on the date of our initial public offering and will terminate in                        2017. Our 2007 plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, restricted stock units and stock bonuses.

Administration.    Our 2007 plan will be administered by our compensation committee. This committee will act as the plan administrator and will determine which individuals are eligible to receive awards under our 2007 plan, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an ISO or an NSO under United States federal tax laws, the vesting schedule applicable to an award and the maximum term for which any award is to remain outstanding (subject to the limits set forth in our 2007 plan). The committee will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, restricted stock units, and the strike price for stock appreciation rights. Unless the committee provides otherwise, our 2007 plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Share reserve.    We have reserved                  shares of our common stock for issuance under our 2007 plan plus:

•
all shares of our common stock reserved under our 1998 plan that are not issued or subject to outstanding grants as of the completion of this offering;

•
any shares of our common stock issued under our 1998 plan that are forfeited or repurchased by us at the original purchase price; and

•
any shares of our common stock issuable upon exercise of options granted under our 1998 plan that expire without having been exercised in full.

Additionally, our 2007 plan provides for automatic increases in the number of shares available for issuance under it as follows:

•
on January 1, 2008, the number of shares of our common stock available for issuance under our 2007 plan will be automatically increased by an amount equal to the product of    % of the number of shares of our common stock issued and outstanding on December 31, 2007 multiplied by a fraction, the numerator of which is the number of days between the completion of this offering and December 31, 2007 and the denominator of which is 365;

•
on the first day of each January from 2009 through 2017, the number of shares of our common stock available for issuance under our 2007 plan will be increased by          % of the number of shares of our common stock issued and outstanding on the preceding December 31st; or

•
a lesser number of shares of our common stock as determined by our board of directors.

Equity awards.    Our 2007 plan permits us to grant the following types of awards:

        Stock options.    Our 2007 plan provides for the grant of ISOs to employees, and NSOs to employees, directors and consultants. Options may be granted with terms determined by the committee, provided that ISOs are subject to statutory limitations. The committee determines the exercise price for a stock option, within the terms and conditions of our 2007 plan and applicable law, provided that the exercise price of an ISO may not be less than 100% (or higher in the case of certain recipients of ISOs) of the fair market value of our common stock on the date of grant. ISOs exercisable for no more than                  shares may be granted over the life of our 2007 plan. Options granted under our 2007 plan will vest at the rate specified by the committee and such vesting schedule will be set forth in the stock option agreement to which such stock option grant relates. Generally, the committee determines the term of stock options granted under our 2007 plan, up to a term of ten years, except in the case of certain ISOs.

After termination of an optionee, he or she may exercise his or her vested option for the period of time stated in the stock option agreement to which such option relates, up to a maximum of five years from the date of termination. Generally, if termination is due to death or disability, the vested option will remain exercisable for 12 months. In all other cases, the vested option will generally remain exercisable for three months. However, an option may not be exercised later than its expiration date.

Notwithstanding the foregoing, if an optionee is terminated for cause (as defined in our 2007 plan), then the optionee's options shall expire on the optionee's termination date or at such later time and on such conditions as determined by our compensation committee.

        Restricted stock.    A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions that the committee may impose. These restrictions may be based on completion of a specified period of service with us or upon the completion of performance goals during a performance period. The price of a restricted stock award will be determined by the committee. Unless otherwise determined by the committee at the time of award, vesting ceases on the date the participant no longer provides services to us and unvested shares are forfeited to us or subject to repurchase by us.

        Stock appreciation rights.    Stock appreciation rights provide for a payment, or payments, in cash or shares of common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price. Stock appreciation rights may vest based on time or achievement of performance conditions.

        Restricted stock units.    Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right due to termination of employment or failure to achieve specified performance conditions. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock, cash or a combination of our common stock and cash.

        Stock bonuses.    Stock bonuses are granted as additional compensation for performance and therefore are not issued in exchange for cash.

        Change in control.    In the event of a liquidation, dissolution or corporate transaction (as defined in our 2007 plan), except for options granted to non-employee directors (which vest and become exercisable in full upon a change in control event (as defined in our 2007 plan)), outstanding awards may be assumed or replaced by the successor company (if any). Outstanding awards that are not assumed or replaced by the successor company (if any) will expire on the consummation of the liquidation, dissolution or change in control transaction at such time and on such conditions as our board of directors determines (including, without limitation, full or partial vesting and exercisability of any or all outstanding awards issued under our 2007 plan).

Transferability of awards.    Generally, a participant may not transfer an award other than by will or the laws of descent and distribution unless, in the case of awards other than ISOs, the committee permits the transfer of an award to certain authorized transferees (as set forth in our 2007 plan).

Eligibility.    The individuals eligible to participate in our 2007 plan include our officers and other employees, our non-employee directors and any consultants.

Payment for purchase of shares of our common stock.    Payment for shares of our common stock purchased pursuant to our 2007 plan may be made by any of the following methods (provided such method is permitted in the applicable award agreement to which such shares relate): (1) cash (including by check); (2) cancellation of indebtedness; (3) surrender of shares; (4) waiver of compensation due or accrued for services rendered; (5) through a "same day sale" program or through a "margin" commitment or (6) by any other method approved by our board of directors.

Limit on Awards.    Under our 2007 plan, during any calendar year, no person will be eligible to receive more than                  shares of our common stock, and in the case of new employees during their first fiscal year of employment with us,                  shares of our common stock.

Amendment and Termination.    Our board of directors may amend or terminate our 2007 plan at any time, subject to stockholder approval where required. In addition, no amendment that is detrimental to a participant in our 2007 plan made to an outstanding award without the consent of the affected participant.

2007 employee stock purchase plan

Background.    Our 2007 employee stock purchase plan is designed to enable eligible employees to periodically purchase shares of our common stock at a discount. Purchases are accomplished through participation in discrete offering periods. Our 2007 employee stock purchase plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. Our board of directors adopted our 2007 employee stock purchase plan in                        2007 and our stockholders approved the plan in                        2007.

Share reserve.    We have initially reserved                    shares of our common stock for issuance under our 2007 employee stock purchase plan. The number of shares reserved for issuance under our 2007 employee stock purchase plan will increase automatically on the first day of each January, starting with January 1, 2008, by the number of shares equal to         % of our total outstanding shares as of the immediately preceding December 31st (rounded to the nearest whole share; provided, however, that, for the increase on January 1, 2008, such addition shall equal the product of         % of our total outstanding shares as of December 31, 2007, multiplied by a fraction, the numerator of which is the number of days between the effective date of this registration statement and December 31, 2007 and the denominator of which is 365 (rounded to the nearest whole share)). Our board of directors or compensation committee may reduce the amount of the increase in any particular year. No more than                    shares of our common stock may be issued under our 2007 employee stock purchase plan and no other shares may be added to this plan without the approval of our stockholders.

Administration.    Our compensation committee will administer our 2007 employee stock purchase plan. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2007 employee stock purchase plan, are ineligible to participate in our 2007 employee stock purchase plan. We may impose additional restrictions on eligibility as well. Under our 2007 employee stock purchase plan, eligible employees may acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation. We also have the right to amend or terminate our 2007 employee stock purchase plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under the plan. Our 2007 employee stock purchase plan will terminate on the tenth anniversary of the first offering date, unless it is terminated earlier by our board of directors.

Purchase rights.    When an offering period commences, our employees who meet the eligibility requirements for participation in that offering period are automatically granted a non-transferable option to purchase shares in that offering period. Each offering period may run for no more than 19 months and consist of no more than three purchase periods. An employee's participation automatically ends upon termination of employment for any reason.

No participant will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $             , determined as of the first day of the applicable offering period, for each calendar year in which such right is outstanding. The purchase price for shares of our common stock purchased under our 2007 employee stock purchase plan will be 85% of the lesser of the fair market value of our common stock on (1) the first trading day of the applicable offering period and (2) the last trading day of each purchase period in the applicable offering period.

Change in control.    In the event of a change in control transaction, our 2007 employee stock purchase plan and any offering periods that commenced prior to the closing of the proposed transaction may terminate on the closing of the proposed transaction and the final purchase of shares will occur on that date, but our compensation committee may instead terminate any such offering period at a different date.

401(k) plan

We offer a 401(k) plan to all employees who meet specified eligibility requirements. Eligible employees may contribute up to 75% of their respective compensation subject to limitations established by the Internal Revenue Code. We presently do not match participant contributions, but have the discretion to do so.

Indemnification of directors and executive officers and limitation of liability

Our certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director.

Our bylaws provide that:

•
we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•
we may indemnify our other employees and agents as provided in indemnification contracts entered into between us and our employees and agents;

•
we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•
the rights conferred in the bylaws are not exclusive.

In addition to the indemnification required in our certificate of incorporation and bylaws, we will enter into indemnity agreements with each of our current directors and officers before the completion of this offering. These agreements will provide for the indemnification of our directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We have also obtained directors' and officers' insurance to cover our directors, officers and some of our employees for liabilities, including liabilities under securities laws. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and officers.

A stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

 Principal stockholders

The following table presents information as to the beneficial ownership of our common stock as of February 28, 2007, and as adjusted to reflect the sale of the common stock in this offering, by:

•
each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

•
each of our directors and nominated director;

•
each of our named executive officers; and

•
all of our directors, nominated director and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of February 28, 2006 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The number of shares of our common stock outstanding after this offering includes (1)                             shares of common stock being offered by us, (2)                    shares of common stock, based on an assumed offering price of $         per share, to be issued to Sony Electronics in a private placement that will close contemporaneously with this offering and (3) the assumed issuance of 479,436 shares of common stock upon the exercise of outstanding warrants to purchase shares of preferred stock and the automatic conversion of these shares of preferred stock into shares of common stock, and does not include the shares that are subject to the underwriters' over-allotment option. The percentage of our common stock outstanding before and after the offering is based on 19,779,584 shares of our common stock outstanding on February 28, 2007, assuming the conversion of all outstanding shares of preferred stock into an aggregate of 17,047,446 shares of common stock upon the completion of this offering.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Omneon Video Networks, Inc., 965 Stewart Drive, Sunnyvale, CA 94085-3913.

		Percentage of shares beneficially owned
	Number of shares beneficially owned	Before offering	After offering

5% Stockholders:
Entities affiliated with Norwest Venture Partners(1)	3,497,459	17.6%		%
Entities affiliated with Accel Partners(2)	3,496,775	17.6
Entities affiliated with Advanced Technology Ventures(3)	3,496,241	17.6
Entities affiliated with INVESCO Private Capital(4)	2,195,122	11.1
Entities affiliated with Meritech Capital Partners(5)	1,649,034	8.3
Lucent Venture Partners I, L.L.C.(6)	1,187,295	6.0
Directors and Named Executive Officers:
Matthew D. Howard(7)	3,497,459	17.6
J. Peter Wagner(8)	3,496,775	17.6
Wes Raffel(9)	3,496,241	17.6
Esfandiar Lohrasbpour(10)	2,195,122	11.1
Joseph S. Kennedy(11)	976,340	4.9
Lawrence R. Kaplan(12)	557,000	2.8
Daniel J. Marshall(13)	373,536	1.9
Laura A. Perrone(14)	227,268	1.1
Geoffrey G. Stedman(15)	215,415	1.1
William J. Schroeder(16)	50,300	*
Basil H. Alwan(17)	50,000	*
Jon S. Castor(18)	50,000	*
All directors, nominated director and executive officers as a group (17 persons)(19)	16,121,021	75.5

*
Represents beneficial ownership of less than 1%.

(1)
Includes 2,803,543 shares held by Norwest Venture Partners VII, L.P. and 606,096 shares held by Norwest Venture Partners VII-A, L.P. Also includes 87,820 shares issuable upon exercise of warrants held by Norwest Venture Partners II, L.P., which warrants will be automatically exercised on a net exercise basis prior to the completion of this offering. Voting and dispositive power of these shares is shared by George Stills and Promod Haque, the managing partners of ITASCA VC Partners VII, LP, which is the general partner of Norwest Venture Partners VII, L.P., and the managing directors of ITASCA VC Partners VII-A, LLC, which is the general partner of Norwest Venture Partners VII-A, L.P. Each of Messrs. Stills and Haque disclaims beneficial ownership of these shares except to the extent of their respective pecuniary interests therein. The address of each of these funds is c/o Norwest Venture Partners, 525 University Avenue, Suite 800, Palo Alto, California 94301.

(2)
Includes 2,676,822 shares held by Accel VI-S, L.P., 414,254 shares held by Accel Investors '98-S, L.P., 203,345 shares held by Accel Investors '98, L.P., 59,550 shares held by Accel VI, L.P., 44,278 shares held by Accel Keiretsu VI, L.P. and 7,609 shares held by Accel Internet Fund II, L.P. Also includes 73,021 shares issuable upon exercise of warrants held by Accel VI-S, L.P., 11,300 shares issuable upon exercise of warrants held by Accel Investors '98-S, L.P., 5,411 shares issuable upon exercise of warrants held by Accel Investors '98, L.P. and 1,185 shares issuable upon exercise of warrants held by Accel Keiretsu VI L.P., which warrants will be automatically exercised on a net exercise basis prior to the completion of this offering. Accel VI Associates L.L.C. is the general partner of Accel VI L.P., Accel VI-S L.P. and Accel Investors '98-S L.P., and has the sole voting and investment power. James W. Breyer, Arthur C. Patterson, James R. Swartz, and Mr. Wagner are the managing members of Accel VI Associates L.L.C. and share such powers. Accel Internet Fund II Associates L.L.C. is the general partner of Accel Internet Fund II L.P. and has the sole voting and investment power. James W. Breyer, Arthur C. Patterson, James R. Swartz, and Mr. Wagner are the managing members of Accel Internet Fund II Associates L.L.C. and share such powers. Accel Keiretsu VI Associates L.L.C. is the general partner of Accel Keiretsu VI L.P. and has the sole voting and investment power. James W. Breyer, Arthur C. Patterson, James R. Swartz, and Mr. Wagner are the managing members of Accel Keiretsu VI Associates L.L.C. and share such powers. James W. Breyer, Arthur C. Patterson, James R. Swartz, and Mr. Wagner are the general partners of Accel Investors '98 L.P. and share voting and investment power. Mr. Wagner, and each other managing member disclaims beneficial ownership except to the extent of his pecuniary interest therein. The address of each of these funds is c/o Accel Partners, 428 University Avenue, Palo Alto, California 94301.

(3)
Includes 3,170,778 shares held by Advanced Technology Ventures VII, L.P., 127,082 shares held by Advanced Technology Ventures VII (B), L.P., 61,079 shares held by Advanced Technology Ventures VII (C), L.P., 18,872 shares held by ATV Entrepreneurs VII, L.P., 16,764 shares held by ATV Alliance 2001, L.P. and 8,382 shares held by ATV Alliance 2002, L.P. Also includes 86,765 shares issuable upon exercise of warrants held by Advanced Technology Ventures VII, L.P., 3,483 shares issuable upon exercise of warrants held by Advanced Technology Ventures VII (B), L.P., 1,675 shares issuable upon exercise of warrants held by Advanced Technology Ventures VII (C), L.P., 561 shares issuable upon exercise of warrants held by ATV Alliance 2001, L.P., 519 shares issuable upon exercise of warrants held by ATV Entrepreneurs VII, L.P. and 281 shares issuable upon exercise of warrants held by ATV Alliance 2002, L.P., which warrants will be automatically exercised on a net exercise basis prior to the completion of this offering. Voting and dispositive power over the shares held by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P. and ATV Entrepreneurs VII, L.P. (together, the "ATV VII Investing Entities") is held by ATV Associates VII, LLC, the sole general partner of each of the ATV VII Investing Entities. Decisions of ATV Associates VII, LLC are made by a board of six managing directors, of which Mr. Raffel is one. Each of ATV Associates VII, LLC, Mr. Raffel and each of the other managing directors of ATV Associates VII, LLC disclaims beneficial ownership of the shares held by the ATV VII Investing Entities except to the extent of their respective pecuniary interests therein. Voting and dispositive power over the shares held by ATV Alliance 2001, L.P. and ATV Alliance 2002, L.P. (together, the "ATV Alliance Investing Entities") is held by ATV Alliance Associates, LLC, the sole general partner of each of the ATV Alliance Investing Entities. Jean George is the sole manager of ATV Alliance Associates, LLC and ATV Capital Management, Inc., of which Mr. Raffel is a shareholder, is the sole member of ATV Alliance Associates, LLC. Each of ATV Alliance Associates, LLC, Jean George, ATV Capital Management, Inc., Mr. Raffel and each of the other shareholders of ATV Capital Management, Inc. disclaims beneficial ownership of the shares held by the ATV Alliance Investing Entities except to the extent of their respective pecuniary interests therein. The address of each of the ATV VII Investing Entities and ATV Alliance Investing Entities is c/o Advanced Technology Ventures, 485 Ramona Street, Palo Alto, California 94301.

(4)
Represents 861,951 shares held by Chancellor V, L.P., 400,976 shares held by Chancellor V-A, L.P., 134,634 shares held by Citiventure 2000, L.P. and 797,561 shares held by Euromedia Venture Fund. INVESCO Private Capital, Inc. is the managing member of IPC Direct Associates V, LLC, which is the general partner of each of Chancellor V, L.P., Chancellor V-A, L.P. and Citiventure 2000, L.P., and IPC Euromedia Associates, L.L.C., which is the managing partner of Euromedia Venture Fund. The address of each of these funds is c/o INVESCO Private Capital, 1166 Avenue of the America, New York, New York 10036.

(5)
Represents 12,205 shares held by MCP Entrepreneur Partners II, L.P., 41,062 shares held by Meritech Capital Affiliates II, L.P. and 1,595,767 shares held by Meritech Capital Partners II, L.P. Meritech Management Associates II L.L.C., a managing member of Meritech Capital Associates II L.L.C., the general partner of each of these funds, and Paul S. Madera and Michael B. Gordon, the managing members of Meritech Management Associates II L.L.C., may be deemed to share voting and dispositive power over these shares. Each of Meritech Management Associates II, L.L.C., Meritech Capital Associates II, L.L.C. and Messrs. Madera and Gordon disclaims beneficial ownership of these shares except to the extent of their respective pecuniary interests therein. The address of each of these funds is c/o Meritech Capital Partners, 245 Lytton Avenue, Suite 350, Palo Alto, California 94301.

(6)
Includes 54,547 shares issuable upon exercise of warrants, which warrants will be automatically exercised on a net exercise basis prior to the completion of this offering. Lucent Venture Partners I, L.L.C. The address of Lucent Venture Partners I, L.L.C. is c/o Alcatel-Lucent, 600 Mountain Avenue, Murray Hill, New Jersey 07974.

(7)
Represents the shares referred to in footnote (1) above. Mr. Howard is a General Partner of Norwest Venture Partners. Mr. Howard disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(8)
Represents the shares referred to in footnote (2) above. Mr. Wagner is a General Partner of Accel Partners. Mr. Wagner disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(9)
Represents the shares referred to in footnote (3) above. Mr. Raffel is a Managing Director of Advanced Technology Ventures. Mr. Raffel disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(10)
Represents the shares referred to in footnote (4) above. Mr. Lohrasbpour is a General Partner of INVESCO Private Capital. Mr. Lohrasbpour disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(11)
Includes 63,445 shares that are subject to vesting and a lapsing right of repurchase in our favor upon Mr. Kennedy's cessation of service and 215,000 shares issuable upon exercise of options that are immediately exercisable, of which 86,355 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Kennedy's cessation of service.

(12)
Includes 22,728 shares jointly held by Mr. Kaplan and Barbara Kaplan and 546 shares issuable upon exercise of warrants jointly held by Mr. Kaplan and Barbara Kaplan, which warrants will be automatically exercised on a "net exercise" basis prior to the completion of this offering. Also includes 90,000 shares issuable upon exercise of options that are immediately exercisable, of which 65,261 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Kaplan's cessation of service.

(13)
Includes 93,212 shares issuable upon exercise of options that are immediately exercisable, of which 44,167 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Marshall's cessation of service.

(14)
Includes 37,831 shares that are subject to vesting and a lapsing right of repurchase in our favor upon Ms. Perrone's cessation of service and 25,000 shares issuable upon exercise of options that are immediately exercisable, of which 21,667 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Ms. Perrone's cessation of service.

(15)
Includes 4,809 shares that are subject to vesting and a lapsing right of repurchase in our favor upon Mr. Stedman's cessation of service and 70,313 shares issuable upon exercise of options that are immediately exercisable, of which 45,105 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Stedman's cessation of service.

(16)
Includes 11,112 shares that are subject to vesting and a lapsing right of repurchase in our favor upon Mr. Schroeder's cessation of service. Also includes 4,000 shares held by Kimberly J. Schroeder, Mr. Schroeder's daughter.

(17)
Represents 50,000 shares issuable upon exercise of an option that is immediately exercisable, of which 26,389 shares, if this option is exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Alwan's cessation of service.

(18)
Represents 50,000 shares issuable upon exercise of an option that is immediately exercisable, of which 47,223 shares if this option is exercised in full, will be subject to a lapsing right of repurchase in our favor upon Mr. Castor's cessation of service.

(19)
Includes a total of 145,031 shares held by our executive officers and directors that are subject to vesting and a lapsing right of repurchase in our favor upon our executive officers' and directors' cessation of service and a total of 1,576,965 shares issuable upon exercise of options and warrants held by our executive officers and directors that are immediately exercisable, of which 750,221 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon our executive officers' or directors' cessation of service.

Related party transactions

In addition to the executive and director compensation arrangements, including the employment, termination of employment and change in control arrangements, discussed above under "Management," the following is a description of transactions since January 1, 2004 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Sales of our Series B-1 preferred stock

In March and April 2004, we sold an aggregate of 5,121,952 shares of our Series B-1 preferred stock at $2.05 per share for an aggregate purchase price of approximately $10.5 million. Each share of preferred stock will convert automatically into one share of our common stock upon the completion of this offering. The following table identifies the number of shares of Series B-1 preferred stock purchased by current holders of more than 5% of our outstanding stock. None of our executive officers or directors purchased Series B-1 preferred stock, although certain of our executive officers or directors may currently be considered to beneficially own shares held by entities with which they are affiliated. Please see "Principal stockholders." The terms of these purchases were the same as those made available to unaffiliated purchasers.

Investor	Series B-1 preferred stock	Aggregate purchase price	Percentage of total issued

Entities affiliated with INVESCO Private Capital(1)	2,195,122	$4,500,000.10	42.9%
Norwest Venture Partners VII-A, L.P.(2)	606,096	1,242,496.80	11.8
Entities affiliated with Accel Partners(3)	605,421	1,241,113.05	11.8
Entities affiliated with Advanced Technology Ventures(4)	604,904	1,240,053.20	11.8
Entities affiliated with Meritech Capital Partners(5)	273,141	559,939.05	5.3
Lucent Venture Partners I L.L.C.	201,356	412,779.80	3.9

(1)
Represents 861,951 shares held by Chancellor V, L.P., 400,976 shares held by Chancellor V-A, L.P., 134,634 shares held by Citiventure 2000, L.P. and 797,561 shares held by Euromedia Venture Fund. Esfandiar Lohrasbpour, one of our directors, is a General Partner of INVESCO Private Capital.

(2)
Matthew D. Howard, one of our directors, is a General Partner of Norwest Venture Partners.

(3)
Represents 486,276 shares held by Accel VI-S L.P., 75,253 shares held by Accel Investors '98-S L.P., 36,022 shares held by Accel Investors '98 L.P. and 7,870 shares held by Accel Keiretsu VI, L.P. J. Peter Wagner, one of our directors, is a General Partner of Accel Partners.

(4)
Represents 567,783 shares held by Advanced Technology Ventures VII, L.P., 22,785 shares held by Advanced Technology Ventures VII (B), L.P., 10,952 shares held by Advanced Technology Ventures VII (C), L.P. and 3,384 shares held by ATV Entrepreneurs VII, L.P. Wes Raffel, one of our directors, is a Managing Director of Advanced Technology Ventures.

(5)
Represents 264,319 shares held by Meritech Capital Partners II, L.P., 6,801 shares held by Meritech Capital Affiliates II, L.P. and 2,021 shares held by MCP Entrepreneur Partners II, L.P.

Exercise of Warrants

Immediately prior to the completion of this offering, warrants exercisable for an aggregate of 479,436 shares of Series A-6 preferred stock with a weighted average exercise price of $0.78 per share will automatically be exercised on a net exercise basis pursuant to the terms of the warrants, unless earlier exercised. Each share of Series A-6 preferred stock issued upon exercise of these warrants will convert automatically into one share of our common stock upon the completion of this offering. The following table identifies the number of shares of Series A-6 preferred stock subject to these warrants held by officers, directors and holders of more than 5% of our outstanding capital stock.

Investor	Shares of Series A-6 preferred stock subject to warrants	Exercise price per share of warrants	Percentage of total warrants issued

Entities affiliated with Advanced Technology Ventures(1)	93,284	$1.10	19.5%
Entities affiliated with Accel Partners(2)	90,917	1.10	19.0
Norwest Venture Partners VII-A, L.P.	87,820	1.10	18.3
Lucent Venture Partners I L.L.C.	54,547	1.10	11.4
Lawrence R. Kaplan and Barbara Kaplan	546	1.10	0.1

(1)
Represents 73,021 shares subject to warrants held by Accel VI-S L.P., 11,300 shares subject to warrants held by Accel Investors '98-S L.P., 5,411 shares subject to warrants held by Accel Investors '98 L.P. and 1,185 shares subject to warrants held by Accel Keiretsu VI, L.P. J. Peter Wager, one of our directors, is a General Partner of Accel Partners.

(2)
Represents 86,765 shares subject to warrants held by Advanced Technology Ventures VII, L.P., 3,483 shares subject to warrants held by Advanced Technology Ventures VII (B), L.P., 1,675 shares subject to warrants held by Advanced Technology Ventures VII (C), L.P., 519 shares subject to warrants held by ATV Entrepreneurs VII, L.P., 561 shares subject to warrants held by ATV Alliance 2001, L.P. and 281 shares subject to warrants held by ATV Alliance 2002, L.P. Wes Raffel, one of our directors, is a Managing Director of Advanced Technology Ventures.

Stockholder and other agreements

In connection with the sale of our Series B-1 preferred stock, we entered into agreements that grant customary preferred stock rights to all of our major preferred stock investors, including holders of more than 5% of our outstanding stock. These rights include registration rights, rights of first refusal, information rights, co-sale rights with respect to stock transfers, a voting agreement providing for the election of investor designees to the board of directors, board observer rights and other similar rights. The Fourth Amended and Restated Investor Rights Agreement, which contains the registration rights and many of the other rights described above, is filed as an exhibit to the registration statement of which this prospectus is a part. All of these rights, other than the registration rights, will terminate upon the completion of this offering. For a description of the registration rights, please see Description of Capital Stock—Registration Rights.

Loan to executive officer

On September 24, 1998, we entered into a loan agreement with Lawrence R. Kaplan, our chairman and a member of our board of directors who was then also our chief executive officer, which allowed for maximum borrowings by Mr. Kaplan from us of up to a total principal amount of $480,000. On April 1, 2003, we entered into an amendment to this loan agreement which modified the maximum total principal amount to $180,000, the total principal amount and accrued interest then outstanding under the loan. As amended, the loan was subject to interest at the prime rate, compounded quarterly. Mr. Kaplan also entered into a retention agreement with us in November 2002, as amended in April 2003, which provided for, among other things, a bonus in the form of monthly forgiveness of loan principal of $5,000 plus interest. This bonus was paid over a period of three years beginning in November 2002 and ending in October 2005, at which time the loan was forgiven in full.

Indemnification agreements

We will enter into indemnity agreements with each of our current directors and officers before the completion of this offering, in addition to the indemnification provided for in our bylaws. These agreements will require us to indemnify each such person against expenses and liabilities incurred by such person in connection with a proceeding related to such person's services for us, and to advance expenses incurred in connection with such proceeding, all subject to limited exceptions. Please see "Executive Compensation—Indemnification of directors and executive officers and limitation of liability."

Sales to Ascent Media Group

From September 2005 through December 2006, we generated approximately $8.5 million in revenues from sales of our products to Ascent Media Group. Since September 2005, Margaret Craig, the spouse of Donald Craig, our chief technology officer, has served as the chief operating officer of Ascent Media Network Services, a subsidiary of Ascent Media Group.

Review, approval or ratification of transactions with related parties

We have adopted a policy requiring that any transaction, subject to limited exceptions and other than one that involves compensation, between us and any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, be consummated only if approved by our audit committee and only if the terms of the transaction are comparable to those that could be obtained in arm's length dealings with an unrelated third-party. The approval of our compensation committee is required to approve any transaction that involves compensation to our directors and executive officers. This approval process does not apply to any transaction that is available to all employees generally.

Description of capital stock

Immediately following the closing of this offering, our authorized capital stock will consist of:

•
200,000,000 shares of common stock, $0.001 par value per share; and
•
5,000,000 shares of preferred stock, $0.001 par value per share.

As of February 28, 2007, and assuming the conversion of all outstanding convertible preferred stock into common stock, there were outstanding:

•
19,779,584 shares of our common stock held by approximately 160 stockholders, of which 195,243 shares were subject to our right of repurchase;

•
options to purchase 3,729,222 shares of our common stock at a weighted average exercise price of $1.88 per share; and

•
warrants to purchase 479,436 shares of our common stock at a weighted average exercise price of $0.78 per share, which will be automatically exercised on a net exercise basis upon completion of this offering, unless earlier exercised.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our restated certificate of incorporation and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common stock

Dividend rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting rights.    Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No preemptive or similar rights.    Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to receive liquidation distributions.    Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully paid and nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred stock

Upon the closing of this offering, each outstanding share of convertible preferred stock will be converted into common stock.

Following this offering, our board of directors will have the authority, subject to limitations prescribed by Delaware law, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, by the affirmative vote of the holders of a majority of our capital stock entitled to vote, unless a vote of any other holders is required by the certificate of designation establishing the series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Omneon and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Warrants

As of February 28, 2007, we had warrants outstanding to purchase an aggregate of 152,140 shares of our Series A-6 preferred stock at an exercise price of $0.10 per share and warrants outstanding to purchase an aggregate of 327,296 shares of our Series A-6 preferred stock at an exercise price of $1.10 per share. These warrants to purchase preferred stock will be exercised on a net exercise basis in connection with the closing of this offering.

Registration rights

Following this offering, the holders of approximately             shares of our common stock issued upon conversion of our convertible preferred stock, in addition to Sony Electronics, will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

Demand registration rights

At any time beginning six months after the completion of this offering, the holders of shares having registration rights can request that we file a registration statement covering registrable securities with an anticipated aggregate offering price of greater than $10 million, net of any underwriters' discounts and commissions. The holders of at least 20% of the shares having registration rights can also request that we file a registration statement covering registrable securities regardless of the aggregate offering price. We will only be required to file two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us or our stockholders.

Piggyback registration rights

After the completion of this offering, if we register any of our securities for public sale, the stockholders with registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a corporate reorganization. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 30% of the total shares covered by the registration statement.

Form S-3 registration rights

The holders of at least 20% of the shares having registration rights can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is greater than $500,000, net of any underwriters' discounts and commissions. We may postpone the filing of a registration statement on Form S-3 for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us or our stockholders.

Registration expenses

We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters' and brokers' discounts and commissions. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by a majority of the holders requesting that we file such a registration statement, subject to limited exceptions.

Termination of registration rights

The registration rights described above will terminate five years after this offering is completed. In addition, the registration rights will terminate earlier with respect to a particular stockholder to the extent the shares held by and issuable to such holder may be sold under Rule 144 of the Securities Act in any three month period. Holders of all of our shares with these registration rights have signed agreements with the underwriters prohibiting the exercise of their registration rights for 180 days, subject to a possible extension under certain circumstances, following the date of this prospectus. These agreements are described below in "Underwriting."

Anti-takeover provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of Omneon.

Delaware law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an

"interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•
subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Restated certificate of incorporation and restated bylaws

Our restated certificate of incorporation and restated bylaws which will become effective upon the completion of this offering provide that:

•
our board of directors may permit the issuance of up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change of control);

•
no action shall be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our restated bylaws and our stockholders may not act by written consent;

•
our stockholders may not call special meetings of our stockholders or fill vacancies on our board of directors;

•
there are no cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election); and

•
we will indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions of our restated certificate of incorporation and restated bylaws may have the effect of delaying, deferring or discouraging another person or entity from acquiring control of us. The approval of two-thirds of the shares entitled to vote shall be required to amend any of the provisions of our restated certificate of incorporation or restated bylaws.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Listing on The NASDAQ Global Market

We have applied to list our common stock on The NASDAQ Global Market under the trading symbol OMNE.

Material U.S. federal income tax
consequences to non-U.S. holders

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder. For the purpose of this discussion, a non-U.S. holder is any holder that for U.S. federal income tax purposes is not a U.S. person. For purposes of this discussion, the term U.S. person means:

•
an individual citizen or resident of the U.S.;

•
a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof;

•
an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated a U.S. person.

If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder's special tax status or special tax situations. U.S. expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currencies, banks or other financial institutions and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-U.S. holder to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder's basis, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. To receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to any applicable tax treaty providing otherwise. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the IRS.

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•
the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes), subject to any applicable tax treaty providing otherwise;

•
the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•
our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We believe that we are not currently, and that we will not become, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Backup withholding and information reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

Shares eligible for future sale

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of March 31, 2007, upon completion of this offering,                  shares of common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•
no restricted shares will be eligible for immediate sale upon the completion of this offering;

•
up to                  restricted shares will be eligible for sale upon expiration of lock-up agreements at least 180 days after the date of this offering, subject in some cases to the provisions of Rule 144 under the Securities Act of 1933;

•
restricted shares will be eligible for sale from time to time thereafter upon the lapse of our right of repurchase with respect to unvested shares; and

•
restricted shares, based on an assumed offering price of $         per share, to be sold to Sony Electronics in a private placement that will close contemporaneously with this offering will be eligible for sale one year from the date of this offering, subject to the provisions of Rule 144 under the Securities Act of 1933.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•
1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after this offering; or

•
the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k) under the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" and will become eligible for sale at the expiration of those agreements.

Lock-up agreements

We, our directors and executive officers, substantially all of our stockholders and Sony Electronics, which will be purchasing shares of our common stock in a private placement that will close contemporaneously with this offering, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of the final prospectus, subject to possible extension under certain circumstances as described in "Underwriting," may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. These lock-up restrictions may be extended in specified circumstances and are subject to exceptions specified in the lock-up agreements. See "Underwriting."

Registration rights

Upon completion of this offering, the holders of                  shares of our common stock, in addition to Sony Electronics, will have rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of capital stock—registration rights."

Equity incentive plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 1998 stock option plan, our 2007 equity incentive plan and our 2007 employee stock purchase plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. is acting as sole book-running manager. J.P. Morgan Securities Inc., Deutsche Bank Securities Inc., Canaccord Adams Inc., Needham & Company, LLC and JMP Securities LLC are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
Deutsche Bank Securities Inc.
Canaccord Adams Inc.
Needham & Company, LLC
JMP Securities LLC

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                        per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                                  per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

The underwriters have an option to buy up to                           additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the initial public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                    per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Underwriting discounts and commissions

	Without over-allotment exercise	With full over-allotment exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $    million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. These restrictions shall not apply to (a) sales of common stock in this offering, (b) grants of restricted stock and options under our equity incentive plans, (c) issuances of shares of common stock upon the exercise of options granted under our equity incentive plans or upon the exercise or conversion of warrants or preferred stock described in this prospectus where the recipients agree to be bound by the lock-up agreements described below, or (d) issuance of up to                           shares of common stock, or securities convertible into our common stock, in connection with mergers or acquisitions, joint ventures, commercial relationships or other strategic transactions where the recipients agree to be bound by the restrictions described below.

Our directors and executive officers, substantially all of our stockholders and Sony Electronics, which will be purchasing shares of our common stock in a private placement that will close contemporaneously with this offering, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of the final prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock that may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. These restrictions shall not apply to (a) transactions relating to common stock acquired in open market transactions after the completion of this offering, provided that no filing by any party under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions, (b) exercises of any option or warrant to acquire common stock or conversions of any convertible securities into common stock, provided that any shares of common stock obtained by such exercises or conversion shall remain subject to the terms of the lock-up agreements, (c) transfers of common stock or any security convertible into or exercisable or exchangeable for common stock (i) as a bona fide gift, (ii) as a contribution by a person to any trust for the direct or indirect benefit of that person or the immediate family of that person, (iii) as a distribution by a partnership to its partners or former partners or by a limited liability company to its members or retired members or (iv) to any affiliate, as defined in Rule 405 under the Securities Act of 1933, of the undersigned; provided that in the case of any transfer pursuant to clause (c), (A) each transferee shall sign and deliver a lock-up agreement and (B) the undersigned shall not be required to, and shall not voluntarily, file a report under Section 16(a) of the Securities Exchange Act of 1934, reporting a reduction in beneficial ownership of common stock during the restricted period referred to in the foregoing paragraph.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock approved for listing on The NASDAQ Global Market under the symbol OMNE.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

J.P. Morgan Partners (BHCA), L.P. holds an aggregate of 87,508 shares of our common stock. J.P. Morgan Partners and J.P. Morgan Securities Inc. are affiliated entities and subsidiaries of J.P. Morgan Chase & Co.

Legal matters

The validity of the shares of common stock being offered by us in this prospectus will be passed upon for us by Fenwick & West LLP, Mountain View, California. A partner of Fenwick & West LLP may be deemed to beneficially own 45,000 shares of common stock held by his spouse, an employee of Omneon. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters in this offering.

Experts

The consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 965 Stewart Drive, Sunnyvale, CA 94085-3913, (408) 585-5000.

Upon completion of this offering, we will be subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.omneon.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Omneon Video Networks, Inc.
Index to consolidated financial statements

Report of independent registered public accounting firm

To the Board of Directors and Stockholders
of Omneon Video Networks, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of convertible preferred stock and stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Omneon Video Networks, Inc. and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, Omneon Video Networks, Inc. adopted FASB Staff Position 150-5 (FSP 150-5) "Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable," in 2005 and changed the manner in which it accounts for share-based compensation in 2006.

/s/ PricewaterhouseCoopers LLP

San Jose, California
April 9, 2007

Omneon Video Networks, Inc.
Consolidated balance sheets

			Pro forma stockholders' equity as of December 31, 2006
	December 31,
	2005	2006
(in thousands, except share and per share data)			(unaudited)

Assets
Current assets:
Cash and cash equivalents	$16,616	$18,258
Restricted cash	13	7
Accounts receivable, net (including $0.2 million and $0.5 million due from related parties at December 31, 2005 and 2006, respectively)	10,365	18,039
Inventory, net	3,059	3,428
Prepaid expenses and other currrent assets	716	1,761
Deferred income taxes	—	1,669

Total current assets	30,769	43,162
Property and equipment, net	3,962	6,235
Other assets	240	223
Deferred income taxes	—	1,968

Total assets	$34,971	$51,588

Liabilities, convertible preferred stock and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$4,461	$8,079
Accrued liabilities	4,458	6,855
Deferred revenues	3,559	3,710
Convertible preferred stock warrant liability	729	4,326

Total current liabilities	13,207	22,970
Deferred revenues	1,010	1,142
Other long term liabilities	7	43

Total liabilities	14,224	24,155

Convertible preferred stock:
Series A-1 Convertible Preferred Stock, $0.001 par value; 11,363,661 shares authorized, issued and outstanding at December 31, 2005 and 2006; no shares issued and outstanding, pro forma (unaudited); liquidation preference—$25,000 at December 31, 2005 and 2006 and none pro forma	12,265	12,265	—
Series A-2.1 Convertible Preferred Stock, $0.001 par value; 512,901 shares authorized, issued and outstanding at December 31, 2005 and 2006; no shares issued and outstanding, pro forma (unaudited); liquidation preference—$2,370 at December 31, 2005 and 2006 and none pro forma	2,370	2,370	—
Series A-2.2 Convertible Preferred Stock, $0.001 par value; 1 share authorized, issued and outstanding at December 31, 2005 and 2006; no shares issued and outstanding, pro forma (unaudited); liquidation preference—$1,513 at December 31, 2005 and 2006 and none pro forma	757	757	—
Series A-3 Convertible Preferred Stock, $0.001 par value; 27,557 shares authorized, issued and outstanding at December 31, 2005 and 2006; no shares issued and outstanding, pro forma (unaudited); liquidation preference—$9,369 at December 31, 2005 and 2006 and none pro forma	9,341	9,341	—
Series A-4 Convertible Preferred Stock, $0.001 par value; 21,275 shares authorized, issued and outstanding at December 31, 2005 and 2006; no shares issued and outstanding, pro forma (unaudited); liquidation preference—$4,681 at December 31, 2005 and 2006 and none pro forma	4,669	4,669	—
Series A-5 Convertible Preferred Stock, $0.001 par value; 99 shares authorized, issued and outstanding at December 31, 2005 and 2006; no shares issued and outstanding, pro forma (unaudited); liquidation preference—$10 at December 31, 2005 and 2006 and none pro forma	10	10	—
Series A-6 Convertible Preferred Stock, $0.001 par value; 479,436 shares authorized; no shares issued and outstanding at December 31, 2005 and 2006; no shares issued and outstanding, pro forma (unaudited); and none pro forma	—	—	—
Series B-1 Convertible Preferred Stock, $0.001 par value; 5,121,952 shares authorized, issued and outstanding at December 31, 2005 and 2006; no shares issued and outstanding, pro forma (unaudited); liquidation preference—$21,000 at December 31, 2005 and 2006 and none pro forma	10,373	10,373	—

Total convertible preferred stock	39,785	39,785	—

Commitments (See Note 3)
Stockholders' equity (deficit):
Common stock, $0.001 par value; 36,103,049 shares authorized; 871,589 and 2,528,500 shares issued and outstanding at December 31, 2005 and 2006 and 20,055,382 shares issued and outstanding pro forma (unaudited)	1	3	20
Additional paid-in capital	43,280	45,479	89,573
Deferred stock-based compensation	—	(1,057)	(1,057)
Accumulated deficit	(62,319)	(56,777)	(56,777)

Total stockholders' equity (deficit)	(19,038)	(12,352)	$31,759

Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$34,971	$51,588

The accompanying notes are an integral part of these consolidated financial statements.

 Omneon Video Networks, Inc.
Consolidated statements of income

	Years ended December 31,
(in thousands, except per share data)	2004	2005	2006

Revenues:
Product revenues (includes $0.6 million and $7.3 million of related party revenue in 2005 and 2006, respectively)	$30,528	$51,358	$78,688
Service revenues (includes $0.1 million and $0.5 million of related party revenue in 2005 and 2006, respectively)	900	2,754	4,838

Total revenues	31,428	54,112	83,526

Cost of revenues:
Cost of product revenues (1) (includes $0.2 million and $2.6 million of related party cost of product revenue in 2005 and 2006, respectively)	12,240	19,064	28,307
Cost of service revenues(1) (includes $0.2 million and $0.5 million of related party cost of service revenue in 2005 and 2006, respectively)	905	1,997	4,747

Total cost of revenues	13,145	21,061	33,054

Gross profit	18,283	33,051	50,472
Operating expenses:
Research and development(1)	6,385	9,756	17,265
Sales and marketing(1)	10,123	15,427	20,414
General and administrative(1)	1,795	2,988	5,181

Total operating expenses	18,303	28,171	42,860

Income (loss) from operations before non-operating items, income taxes and cumulative effect of change in accounting principle	(20)	4,880	7,612
Interest and other income (expense), net:
Interest income and other	94	282	668
Foreign currency losses	(47)	(64)	(43)
Accretion of preferred stock warrant liability	—	(157)	(3,597)

Total interest and other income (expense), net	47	61	(2,972)

Income before income taxes and cumulative effect of change in accounting principle	27	4,941	4,640
Income tax benefit (provision)	—	(243)	902

Income before cumulative effect of change in accounting principle	27	4,698	5,542
Cumulative effect of change in accounting principle	—	(557)	—

Net income	27	4,141	5,542

Less: Income allocable to preferred stockholders	(27)	(4,100)	(4,881)

Net income allocable to common stockholders	$—	$41	$661

Net income per share allocable to common stockholders:
Income per share before cumulative effect of change in accounting principle:
Basic	$—	$0.12	$0.31
Diluted	—	0.02	0.13
Cumulative effect per share of change in accounting principle:
Basic	$—	$(0.05)	$—
Diluted	—	(0.01)
Net income per share allocable to common stockholders:
Basic	$—	$0.07	$0.31
Diluted	—	0.01	0.13
Shares used to compute basic net income per share	314	560	2,163
Shares used to compute diluted net income per share	2,333	3,585	5,059
Pro forma net income per share:
Basic			$0.46
Diluted			$0.41
Shares used to compute pro forma basic net income per share			19,690
Shares used to compute pro forma diluted net income per share			22,231

(1)
Includes stock-based compensation as follows (in thousands):

Total cost of revenues	$—	$—	$145
Research and development	—	—	344
Sales and marketing	—	—	293
General and administrative	—	—	150

Total stock-based compensation	$—	$—	$932

The accompanying notes are an integral part of these consolidated financial statements.

Omneon Video Networks, Inc.
Consolidated statements of convertible preferred
stock and stockholders' equity (deficit)

			Stockholders' Equity (Deficit)
	Convertible Preferred Stock		Common Stock
					Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Deficit	Total Stockholders' Equity (Deficit)
(in thousands)	Shares	Amount	Shares	Amount

Balance at December 31, 2003	14,255	$29,412	389	$1	$43,203	$—	$(66,487)	$(23,283)
Issuance of Series B-1 Convertible Preferred Stock, net of issuance costs of $114	5,122	10,386	—	—	—	—	—	—
Exchange of Series A-2.1 Convertible Preferred Stock with new shares of Series A-2.1	(1,642)	—	—	—	—	—	—	—
Exchange of Series A-2.2 Convertible Preferred Stock with new shares of Series A-2.2	(688)	—	—	—	—	—	—	—
Issuance of common stock upon exercise of options	—	—	146	—	23	—	—	23
Shares of unvested common stock subject to repurchase	—	—	(161)	—	—	—	—	—
Vesting of early-exercised stock options	—	—	242	—	—	—	—	—
Stock-based compensation expense for stock options issued to non-employees	—	—	—	—	1	—	—	1
Net income	—	—	—	—	—	—	27	27

Balance at December 31, 2004	17,047	39,798	616	1	43,227	—	(66,460)	(23,232)
Issuance of common stock upon exercise of options	—	—	207	—	53	—	—	53
Shares of unvested common stock subject to repurchase	—	—	(112)	—	—	—	—	—
Vesting of early-exercised stock options	—	—	161	—	—	—	—	—
Reversal of issuance costs relating to Series B-1 Convertible Preferred Stock	—	2	—	—	—	—	—	—
Reclassification of warrants to liabilities	—	(15)	—	—	—	—	—	—
Net income	—	—	—	—	—	—	4,141	4,141

Balance at December 31, 2005	17,047	39,785	872	1	43,280	—	(62,319)	(19,038)
Issuance of common stock upon exercise of options	—	—	1,801	2	264	—	—	266
Shares of unvested common stock subject to repurchase	—	—	(256)	—	(72)	—	—	(72)
Vesting of early-exercised stock options	—	—	112	—	18	—	—	18
Employee stock-based compensation expense recognized under SFAS 123(R)	—	—	—	—	133	—	—	133
Deferred stock-based compensation	—	—	—	—	1,856	(1,856)	—	—
Amortization of deferred stock-based compensation, net of forfeitures	—	—	—	—	—	799	—	799
Net income	—	—	—	—	—	—	5,542	5,542

Balance at December 31, 2006	17,047	$39,785	2,529	$3	$45,479	$(1,057)	$(56,777)	$(12,352)

The accompanying notes are an integral part of these consolidated financial statements.

Omneon Video Networks, Inc.
Consolidated statements of cash flows

	Years ended December 31,
(in thousands)	2004	2005	2006

Cash flows from operating activities
Net income	$27	$4,141	$5,542
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,283	2,162	3,567
Stock-based compensation expense	1	—	932
Interest income from loan receivable from related party	3	(1)	—
Loss on disposal of fixed assets	—	1	—
Forgiveness of loan receivable from related party	60	35	—
Accretion of preferred stock warrant liability	—	714	3,597
Changes in operating assets and liabilities:
Accounts receivable	(3,672)	(3,452)	(7,674)
Inventory	(2,105)	(2,796)	(2,387)
Prepaid expenses and other current assets	(199)	(178)	(1,045)
Deferred income taxes	—	—	(3,637)
Other assets	—	(217)	(53)
Accounts payable	1,285	1,469	3,618
Accrued liabilities	1,000	2,329	2,378
Deferred revenues	1,022	2,828	283

Net cash provided by (used in) operating activities	(1,295)	7,035	5,121

Cash flows from investing activities
Purchase of property and equipment	(1,147)	(1,991)	(3,751)
Decrease (increase) in restricted cash	(1)	151	6

Net cash used in investing activites	(1,148)	(1,840)	(3,745)

Cash flows from financing activities
Proceeds from exercises of common stock options	23	53	266
Proceeds from issuance of Series B-1 Convertible Preferred Stock, net of issuance costs	10,386	—	—

Net cash provided by financing activities	10,409	53	266

Increase in cash and cash equivalents	7,966	5,248	1,642
Cash and cash equivalents, beginning of period	3,402	11,368	16,616

Cash and cash equivalents, end of period	$11,368	$16,616	$18,258

Supplemental cash flow information
Income taxes paid	$1	$77	$2,035
Noncash financing activities
Reduction of issuance costs related to Series B-1	$—	$2	$—

The accompanying notes are an integral part of these consolidated financial statements.

Omneon Video Networks, Inc.

Notes to consolidated financial statements

1. The company and summary of its significant accounting policies

The Company

Omneon Video Networks, Inc. (the "Company") is a leading provider of digital content storage and processing systems used by media companies to enable efficient production and distribution of high-quality digital video and audio. The Company develops, markets and sells a range of video servers, active storage systems and related software applications that media companies use to simultaneously ingest, process, store, manage and deliver digital media content in a wide range of formats.

The Company was founded in May 1998. The Company sells its products indirectly through system integrators and directly to end user customers domestically, in Europe, in the Middle East and in Asia Pacific.

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Omneon U.K. Ltd. that services the Company's products in Europe, Omneon Asia Pacific, Ltd., Omneon Video Networks K.K., and Omneon Singapore Pte. Limited, that service the Company's products in Asia Pacific. Intercompany accounts and transactions have been eliminated.

Unaudited pro forma stockholders' equity information

The unaudited pro forma stockholders' equity information as of December 31, 2006 gives effect to the assumed conversion of all outstanding shares of the Company's convertible preferred stock into an aggregate of 17,047,446 shares of common stock based on the shares of convertible preferred stock outstanding and the assumed conversion of the related convertible preferred stock underlying the warrants into an aggregate of 479,436 shares of common stock at December 31, 2006 upon the assumed completion of the Company's initial public offering. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the convertible preferred stock and the related convertible preferred stock underlying the warrants, is set forth on the face of the Company's consolidated balance sheet.

Foreign currency translation

The foreign subsidiaries' functional currency is the U.S. dollar. Gains and losses resulting from transactions denominated in foreign currencies are included within "Interest and other income (expense), net." Such amounts are not significant to any of the periods presented.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with a maturity at the date of purchase of three months or less to be cash equivalents. Cash equivalents consist principally of treasury bills, certificates of deposit and money market funds that are stated at cost, which approximates fair value.

Restricted cash

The Company maintains a cash balance which totaled $7,000 and $13,000 at December 31, 2006 and 2005, respectively, which is restricted from withdrawal as it relates to employee contributions for a flexible spending medical plan.

Fair value of financial instruments

The reported amounts of certain of the Company's financial instruments, which comprise cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities.

Certain risks and concentrations

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with financial institutions that management believes are creditworthy. Deposits with financial institutions may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of its cash and cash equivalents.

The Company's accounts receivable are derived from customers primarily located in the United States of America, Europe and Asia Pacific and are denominated in U.S. dollars. The Company performs ongoing credit evaluations of its customers' financial condition, generally does not require collateral and establishes an allowance for doubtful accounts based upon the expected collectibility of accounts receivable.

Certain customers accounted for a significant percentage of the Company's total revenues as follows:

	Years ended December 31,
	2004	2005	2006

Ascent Media Group	12%	10%	*
Netorium	15%	*	*

*
Represents less than 10% of total revenues

Certain customers accounted for a significant percentage of the Company's total accounts receivable as follows:

	December 31,
	2005	2006

British Sky Broadcasting	17%	*

*
Represents less than 10% of total accounts receivable

The Company receives certain of its critical components from sole source suppliers. Additionally, the Company relies on two primary vendors to provide contract manufacturing and assembly services for its products. The inability of these contract manufacturers to fulfill supply requirements of the Company could materially affect future operating results.

Inventory

Inventory includes finished goods, purchased components and spares inventories and is carried at the lower of cost or market, with cost being determined on a first-in, first-out method. The Company records allowances to reduce the carrying value of inventories to their net realizable value when the Company believes that the net realizable value is less than cost. The Company also records allowances for excess and obsolete inventories based on forecasted demand.

Property and equipment

Property and equipment are stated at historical cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, generally two to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the lease. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation is removed from the accounts and any resulting gain or loss is credited or charged to operations. Major additions and improvements are capitalized, while replacements, repairs and maintenance that do not extend the life of the asset are charged to operations.

Warranty accrual

The Company offers warranties on certain products and records a liability for the estimated future costs associated with warranty claims, which is based upon historical experience and the Company's estimate of the level of future costs. Warranty costs are reflected in the statement of operations as a cost of revenues and are recorded at the time that revenue is recognized. A reconciliation of the changes in the Company's warranty accrual follows:

	December 31,
(in thousands)	2004	2005	2006

Warranty accrual, beginning of period	$177	$242	$602
Accruals for warranties issued during the period	122	473	786
Expenses incurred during the period	(57)	(113)	(189)

Warranty accrual, end of period	$242	$602	$1,199

Revenue recognition

For sales of the Company's products where software is incidental to the functionality of the product, the Company applies the provisions of Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, and SAB No. 104, Revenue Recognition, and all related interpretations. For sales of the Company's products where software is essential to the functionality of the product, the Company accounts for revenues in accordance with Statement of Position No. 97-2, Software Revenue Recognition ("SOP 97-2"), and all related interpretations.

The Company derives the majority of its revenues from sales of servers and storage systems, with the remaining revenues generated primarily from service fees relating to the maintenance contracts on its products. The Company generally recognizes product revenues at the time of shipment, provided that persuasive evidence of an arrangement exists, title and risk of loss pass to the customer, the price is fixed or determinable and collection of the receivable is reasonably assured.

The Company ships its products ex-works, which requires the buyer to bear the risks for bringing the goods to the buyer's final destination. Title to the Company's products and risk of loss pass upon delivery to the common carrier.

In assessing whether prices or fees are fixed or determinable, the Company considers the payment terms of the transaction and the Company's collection experience in similar transactions. If a significant portion of the price or fee is due after normal payment terms, generally 30 to 45 days, the portion of the revenues related to the extended term is deferred and recognized when payment becomes due and payable from the customer, provided that all other revenue recognition criteria are met.

In instances where the Company is required to obtain customer acceptance, revenues are deferred until the terms of acceptance are satisfied. Arrangements with acceptance provisions generally provide the customer time to integrate the product into their environment and allow specification and performance testing. The Company determines that acceptance has occurred upon receipt of a signed and dated acceptance document from the customer or lapse of the acceptance period. Arrangements with acceptance provisions occur infrequently and can be made to either indirect or direct customers.

Substantially all of the Company's sales, including those to indirect customers, do not include rights of return. To the extent that an agreement contains such terms, the Company recognizes revenues once the right of return lapses. Returns to date have been insignificant. The Company's indirect customers generally do not maintain any inventory and only receive products from the Company when their end-user customer has committed to the purchase.

The terms and conditions of sales granted to indirect customers and direct end users are generally the same. Orders received from indirect customers are considered on a standalone basis and the terms and conditions of such orders are independent of the arrangement made with the indirect customer's end user. There are no contractual provisions allowing indirect customers restocking rights. Indirect customers are evaluated for creditworthiness under the same guidelines as direct end-user customers. The Company does not allow payment from indirect customers to be dependent upon receipt of payment from the end user.

Revenues from service obligations under maintenance contracts are deferred and recognized ratably over the contractual service period. Service maintenance contracts typically range from one to two years.

In accordance with Emerging Issues Task Force ("EITF") 00-21, Revenue Arrangements with Multiple Deliverables, where sales arrangements involve multiple elements, the entire revenue is allocated to each respective element based on its relative fair value and recognized when the revenue recognition criteria for each element have been met. The Company uses the relative fair value method to recognize revenues when an arrangement includes one or more elements to be delivered at a future date and objective and reliable evidence of the fair value of all the undelivered elements exists. If objective and reliable evidence of fair value of one or more undelivered elements does not exist, revenue is deferred for all elements and recognized when delivery of those elements occurs or when fair value can be established.

In accordance with SOP 97-2 and EITF 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental-Software, for the sale of products that contain software that is more than incidental to the sale of the hardware, the Company recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured. In instances where there are undelivered elements that did not have vendor-specific objective evidence ("VSOE") of fair value, revenues are deferred until VSOE is established or those elements have been delivered. The Company has established VSOE for post contract support as evidenced by the actual sales price of the renewals, and for other services by the actual sales price of the service when it is sold on a stand-alone basis.

Shipping and handling

The Company classifies amounts billed to customers for shipping and handling as revenues. Costs incurred by the Company for shipping and handling have been classified as cost of revenues.

Advertising costs

The Company expenses advertising costs as incurred. The Company incurred $457,000, $231,000 and $174,000 of advertising expense during the years ended December 31, 2006, 2005 and 2004, respectively.

Income taxes

The Company accounts for income taxes using the asset and liability approach. The asset and liability approach requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future change in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Research and development costs

Research and development costs are expensed as incurred. With respect to software that is embedded in the Company's servers and storage systems and the Company's related applications, software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or in the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model, which typically occurs when the beta testing commences, and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

Net income per share data

Basic net income per share allocable to common stockholders is computed by dividing the net income allocable to common stockholders for the period by the weighted average number of common shares outstanding during the period as reduced by the weighted average unvested common shares subject to repurchase by the Company. Net income available to common stockholders is calculated using the two class method under EITF No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128 ("EITF Issue No. 03-6"), which established standards regarding the computation of earnings per share ("EPS") by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF Issue No. 03-6 requires earnings for the period, after deduction of preferred stock dividends, to be allocated between the common and preferred stockholders based on their respective rights to receive dividends. Basic net income per share is then calculated by dividing income allocable to common stockholders (after the reduction for any undeclared preferred stock dividends assuming current income for the period had been distributed) by the weighted-average number of common shares outstanding, net of shares subject to repurchase by the Company, during the period. EITF Issue No. 03-6 does not require the presentation of basic and diluted net income per share for securities other than common stock; therefore, the following net income per share amounts only pertain to the Company's common stock. The Company calculates diluted net income per share under the if-converted method unless the conversion of the preferred stock is anti-dilutive to basic net income per share. To the extent preferred stock is anti-dilutive, the Company calculates diluted net income per share under the two-class method.

Diluted net income per share allocable to common stockholders is computed by dividing the net income allocable to common stockholders for the period by the weighted average number of common and potential common shares outstanding during the period, if the effect of each class of potential common shares is dilutive. Potential common shares are reduced by shares subject to repurchase by the Company and include incremental shares of common stock issuable upon the exercise of stock options and upon conversion of preferred stock.

The following table sets forth the computation of basic and diluted net income per share allocable to common stockholders:

	Years ended December 31,
(in thousands, except per share data)	2004	2005	2006

Numerator:
Net income	$27	$4,141	$5,542
Accretion of preferred stock warrant liability, net of tax	—	714	3,597
Income allocable to preferred stockholders	(27)	(4,814)	(8,478)

Net income allocable to common stockholders	$—	$41	$661
Denominator:
Weighted average common shares outstanding (basic)	314	560	2,163
Effect of dilutive securities:
Common equivalent shares from preferred stock warrants	—	203	355
Common equivalent shares from options to purchase common stock	2,019	2,822	2,541

Weighted average common shares outstanding (diluted)	2,333	3,585	5,059

Basic net income per share allocable to common stockholders	$—	$0.07	$0.31
Diluted net income per share allocable to common stockholders	$—	$0.01	$0.13

Potentially dilutive securities not included in the calculation of diluted net income per share, because to do so would be anti-dilutive, are as follows (in common equivalent shares):

	Years ended December 31,
(in thousands)	2004	2005	2006

Options to purchase common stock	344	228	48

Pro forma net income per share allocable to common stockholders (unaudited)

Pro forma basic net income per share allocable to common stockholders has been computed to give effect to the assumed conversion of convertible preferred stock and the related convertible preferred stock underlying the warrants at December 31, 2006 into common stock upon the closing of the Company's initial public offering on an if-converted basis for the year ended December 31, 2006.

The following table sets forth the computation of pro forma basic net income per share allocable to common stockholders (unaudited):

Year ended December 31,
(in thousands, except per share amounts)	2006

Numerator:
Net income	$5,542
Accretion of preferred stock warrant liability, net of tax	3,597

Net income allocable to common stockholders	9,139

Denominator:
Weighted average common shares outstanding (basic)	2,163
Add: Adjustments to reflect the weighted average effect of the assumed conversion of convertible preferred stock from the date of issuance	17,527

Denominator for basic pro forma calculation	19,690

Common equivalent shares from options to purchase common stock	2,541

Denominator for diluted pro forma calculation	22,231

Pro forma net income per share allocable to common stockholders, basic (unaudited)	$0.46

Pro forma net income per share allocable to common stockholders diluted (unaudited)	$0.41

Stock-based compensation

For employee stock options granted prior to December 31, 2005, the Company recorded compensation expense based upon their intrinsic value on the date of grant pursuant to APB No. 25, Accounting for Stock Issued to Employees and related interpretations, and adopted the disclosure-only alternative of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") and SFAS No. 148, Accounting for Stock Based Compensation-Transition and Disclosures.

The Company grants options to purchase common stock to employees with exercise prices equal to the fair value of the underlying stock, as determined by the board of directors on the date the equity award was granted. The board of directors determined the fair value of the underlying stock by considering a number of factors, including historical and projected financial results, the risks the Company faced at the time, the preferences of the Company's preferred stockholders and the lack of liquidity of the Company's common stock.

In connection with the preparation of the financial statements for the Company's initial public offering and solely for the purposes of accounting for stock-based compensation for financial statement purposes, the Company's management reassessed the fair value of the Company's common stock for the equity awards granted on or after April 14, 2004 (which coincided with the Company's Series B-1 convertible preferred stock financing) through December 31, 2006. Based upon this reassessment of the fair value of the Company's common stock, the Company recorded deferred stock-based compensation to the extent that the reassessed value of the Company's common stock at the date of the grant exceeded the exercise price of the equity awards. Reassessed values are inherently uncertain and highly subjective. The Company recorded deferred stock-based compensation of $1.9 million during 2006. For stock options granted prior to April 14, 2004, no expense was recorded as management determined that the estimated fair value of the Company's stock at the date of grant did not exceed the exercise price. Amortization of deferred stock-based compensation is based on a vesting period of generally four years. For stock options granted from April 2004 through December 31, 2005, the Company recognized stock-based compensation expense related to options granted to employees based on the reassessed values of the common stock underlying the stock option awards.

Of the deferred compensation of $1.9 million, the Company determined that $48,000 and $288,000 related to the years ended December 31, 2004 and 2005, respectively, and concluded that such amounts were immaterial to its results of operations in each of 2004 and 2005. The Company evaluated the effect of recording the cumulative adjustment of $336,000 for the 2004 and 2005 expense on the estimated net income for the year ending December 31, 2006 as an out of period adjustment and concluded the amount was also immaterial. Accordingly, the Company recorded $336,000 in the year ended December 31, 2006.

The expense associated with the amortization of deferred stock-based compensation related to options granted from April 14, 2004 to December 31, 2005 is classified in the Company's statements of operations as follows:

	Years ended December 31,
(in thousands)	2004	2005	2006

Total cost of revenues	$—	$—	$127
Research and development	—	—	297
Sales and marketing	—	—	257
General and administrative	—	—	118

Total	$—	$—	$799

The table below shows the expected amortization of deferred stock-based compensation expense for for the next four years for all options granted from April 14, 2004 to December 31, 2005 assuming all employees remain employed by the Company for their remaining vesting periods:

	Years ending December 31,
(in thousands)	2007	2008	2009	2010

Amortization of deferred stock-based compensation related to options granted to purchase shares of common stock	$457	$417	$182	$1

The table below summarizes options granted during the period from April 14, 2004 through December 31, 2005, which resulted in the Company recording deferred stock-based compensation of $1.9 million in 2006.

Date of issuance	Number of shares subject to options granted	Exercise price per share	Deemed fair market value per share	Intrinsic value per share

April 14, 2004	53,000	$0.30	$0.60	$0.30
May 14, 2004	39,250	0.30	0.82	0.52
August 10, 2004	178,500	0.30	1.10	0.80
October 12, 2004	1,016,667	0.30	0.79	0.49
December 2, 2004	106,000	0.30	0.90	0.60
January 20, 2005	137,000	0.50	1.01	0.51
February 15, 2005	14,800	0.50	1.07	0.57
April 26, 2005	80,000	0.50	1.26	0.76
May 24, 2005	315,000	0.50	1.28	0.78
July 19, 2005	59,000	0.50	1.42	0.92
August 23, 2005	250,750	0.50	1.50	1.00
September 29, 2005	50,000	0.50	1.61	1.11
October 18, 2005	464,225	0.85	1.65	0.80
November 17, 2005	69,000	1.00	1.88	0.88

Adoption of SFAS 123(R)

In December 2004, the FASB issued SFAS 123(R), which is a revision of SFAS 123. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values and does not allow the previously permitted pro forma disclosure-only method as an alternative to financial statement recognition. SFAS 123(R) supersedes APB No. 25, and related interpretations and amends SFAS No. 95, Statement of Cash Flows. Effective January 1, 2006, the Company adopted SFAS 123(R). For equity awards granted to employees or modified subsequent to January 1, 2006, the Company recognizes compensation expense based on the grant date fair value of these awards as determined in accordance with SFAS 123(R). The unrecognized compensation cost related to those awards will be recognized in the statement of income over the requisite service period. As the Company is preparing to transition from a non-public entity to a public entity through an initial public offering and has historically used the minimum value method to measure its share-based payments for pro-forma footnote disclosure purposes only, the Company will apply the prospective method to awards granted through December 31, 2005. Except for the deferred stock-based compensation discussed above, the Company had no unrecognized compensation cost related to awards granted prior to December 31, 2005. Pursuant to SFAS 123(R), as the Company utilized the minimum value method, the Company will continue to recognize compensation expense related to unvested awards with respect to stock option awards prior to January 1, 2006, using APB No. 25 which is the same accounting principle originally applied to those awards.

The Company's adoption of SFAS 123(R) in 2006 resulted in the recognition of related stock-based compensation expense of $133,000 in 2006.

In connection with the adoption of SFAS 123(R), the Company reviewed and updated, among other things, its forfeiture rate, expected term and volatility assumptions. In determining the expected term of options, the Company gave consideration to historical exercises, the vesting term of the Company's options, the cancellation history of the Company's options and the options' contractual term of ten years. Estimated volatility for 2006 also reflects the application of SAB No. 107 ("SAB 107") interpretive guidance and, accordingly, incorporates historical volatility of similar entities whose share prices are publicly available. The fair value of each option is estimated on the date of grant using the Black-Scholes method using the following assumptions:

Year ended December 31, 2006

Expected life (in years)	6.0
Interest rate range	4.29% - 5.10%
Volatility	60%
Dividend yield	—%
Forfeiture rate	3.35%

As of December 31, 2006, there was $3.5 million of unrecognized compensation related to stock options granted after January 1, 2006, which is expected to be recognized over the remaining weighted-average service period of 3.7 years.

The table below summarizes options granted during 2006:

Date of issuance	Number of shares subject to options granted	Exercise price per share	Deemed fair market value per share	Intrinsic value per share

January 18, 2006	137,500	$1.50	$1.89	$0.39
February 14, 2006	33,700	1.50	1.96	0.46
April 18, 2006	77,500	2.27	2.27	—
May 16, 2006	29,000	2.27	2.27	—
July 18, 2006	46,500	2.50	2.50	—
August 22, 2006	19,050	2.50	4.65	2.15
October 17, 2006	32,500	4.65	4.65	—
November 14, 2006	38,500	5.00	7.76	2.76
December 8, 2006	301,653	7.76	12.50	4.74
December 26, 2006	63,500	12.50	12.50	—

The Company's management reassessed the fair value of the Company's common stock for the equity awards granted on August 22, November 14 and December 8, 2006. As a result of this re-evaluation, the Company recorded incremental stock compensation expense of $23,600 in 2006. The incremental fair value arising from this re-evaluation was $1.23 million, of which $1.2 million will be recognized in 2007 through 2010, which is included in unrecognized compensation expense of $3.5 million as of December 31, 2006 described above.

The pro forma information regarding net income (loss) and net income (loss) per share detailed below has been accounted for as if the Company had accounted for stock-based awards granted prior to January 1, 2006 under the fair value method prescribed in SFAS No. 123. The fair value of the Company's options to purchase common stock was estimated at the date of grant using the minimum value pricing model for 2004 and 2005.

The fair value of stock-based awards was estimated using the following assumptions for 2004 and 2005:

	Years ended December 31,
	2004	2005

Expected life (in years)	5.0	6.0
Interest rate range	3.13% - 3.92%	3.90% - 4.54%
Volatility	N/A	N/A
Dividend yield	—	—

The following table illustrates the effect on net income (loss) and net income (loss) per share allocable to common stockholders as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based awards for fiscal 2004 and 2005:

	Years ended December 31,
(in thousands, except per share data)	2004	2005

Net income	$27	$4,141
Deduct: Stock-based compensation expense under the fair value method, net of tax	(50)	(61)

Pro forma net income (loss)	$(23)	$4,080

Net income allocable to common stockholders	$—	$41

Pro forma net income (loss) allocable to common stockholders	$(23)	$—

Basic net income (loss) per share allocable to common stockholders
As reported	$—	$0.07
Pro forma	$(0.07)	$—
Diluted net income (loss) per share allocable to common stockholders
As reported	$—	$0.01
Pro forma	$(0.01)	$—

Comprehensive income (loss)

Comprehensive income (loss) generally represents all changes in stockholders' deficit except those resulting from investments or contributions by stockholders. Comprehensive income was the same as net income in 2004, 2005 and 2006.

Segment information

The Company engages in business activities in one operating segment, which provides servers, storage systems and related software applications for media companies. The Company's products and services are delivered primarily to customers in the U.S., Europe and Asia Pacific, with revenues denominated in U.S. dollars and primarily all long-lived assets located in the U.S.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future net cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset. There have been no such impairments as of and for the years ended December 31, 2006, 2005 and 2004.

Cumulative effect of change in accounting principle

On June 29, 2005, the FASB issued Staff Position No. 150-5, Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable ("FSP 150-5"). FSP 150-5 requires the Company to classify warrants to purchase shares of the Company's convertible preferred stock as liabilities since the convertible preferred stock is classified outside of stockholders' equity, and revalue them to fair value at the end of each reporting period. The Company adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of July 1, 2005, the beginning of the third quarter of 2005. For 2005, the impact of the change in accounting principle was to decrease net income by $714,000. The impact consisted of a $557,000 cumulative effect adjustment for the change in accounting principle as of July 1, 2005, when the Company adopted FSP 150-5, reflecting the fair value of the warrants as of that date, and $157,000 of expense that was recorded in other income (expense), net to reflect the increase in fair value between July 1, 2005 and December 31, 2005. The Company had previously recorded $15,000 in 2002 related to these warrants.

These warrants will be subject to revaluation at each balance sheet date and any change in fair value will be recognized as a component of other income (expense), net, until the earlier of the exercise of the warrants or the completion of a liquidation event, including the automatic conversion of the convertible preferred stock and related warrants upon consummation of an initial public offering, at which time the warrants will be exercised on a net exercise basis and the warrant liability will be reclassified to common stock and additional paid-in capital in stockholders' equity.

Convertible preferred stock warrant liability

The Company accounts for warrants issued in connection with financing arrangements in accordance with FSP 150-5. Pursuant to FSP 150-5, an evaluation of specifically identified conditions is made to determine whether the fair value of warrants issued is required be classified as a liability. The fair value of warrants classified as liabilities is adjusted for changes in fair value at each reporting period, and the corresponding non-cash gain or loss is recorded in current period earnings.

Recent accounting pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is required to adopt the provisions of FIN 48 beginning in 2007. The Company is currently in the process of assessing what impact FIN 48 may have on its consolidated financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission ("SEC") issued SAB No. 108 regarding the process of quantifying financial statement misstatements. SAB No. 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating materiality of a misstatement. The interpretations in SAB No. 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS No. 154 for the correction of an error in financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB No. 108 had no effect on the Company's results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 in 2008 to have a material impact on its results of operations or financial position.

In December 2006, the FASB issued EITF No. 00-19-2, Accounting for Registration Payment Arrangements ("EITF 00-19-2"). EITF 00-19-2 addresses an issuer's accounting for registration payment arrangements which may arise as a result of issuing financial instruments such as equity shares, warrants or debt instruments. It specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. EITF 00-19-2 also requires additional disclosure regarding the nature of any registration payment arrangements, alternative settlement methods, the maximum potential amount of consideration and the current carrying amount of the liability, if any. This EITF is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issue of this EITF. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this EITF, this is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company is currently evaluating the impact EITF 00-19-2 may have on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS No. 159") which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. The Company is currently evaluating the impact SFAS No. 159 may have on its financial position, results of operations or cash flows.

2. Balance sheet components

	December 31,
(in thousands)	2005	2006

Accounts receivable
Accounts receivable, gross	$10,621	$18,408
Allowance for doubtful accounts	(256)	(369)

Accounts, receivable, net	$10,365	$18,039

(in thousands)	Balance at beginning of period	Charged to expenses	Write-offs	Balance at end of period

Allowance for doubtful accounts
Year ended December 31, 2004	$327	$60	$(272)	$115
Year ended December 31, 2005	115	141	—	256
Year ended December 31, 2006	256	113	—	369

	December 31,
(in thousands)	2005	2006

Inventory
Finished goods	$2,336	$2,207
Purchased components	—	538
Spares inventory	723	683

Inventory, net	$3,059	$3,428

		December 31,
	Estimated useful life (years)
(in thousands)		2005	2006

Property and equipment
Computer equipment	2	$3,847	$6,215
Software	2	977	1,429
Engineering and development equipment	3	4,260	6,100
Demonstration units	2	1,589	1,590
Furniture and office equipment	5	536	936
Leasehold improvements	6	195	373
Construction in progress	—	83	347

Property and equipment, gross		11,487	16,990
Less: Accumulated depreciation and amortization		(7,525)	(10,755)

Property and equipment, net		$3,962	$6,235

Depreciation and amortization expense was $3.3 million, $1.8 million and $1.0 million in 2006, 2005 and 2004, respectively.

	December 31,
(in thousands)	2005	2006

Accrued liabilities
Accrued compensation and employee benefits	$1,657	$1,973
Accrued commissions	1,171	1,051
Warranty accrual	602	1,199
Accrued taxes payable	197	1,073
Other	831	1,559

Accrued liabilities	$4,458	$6,855

3. Commitments

Operating lease obligations

The Company leases office space under noncancelable operating leases that expire at various dates through November 2010. Some of these arrangements require the Company to pay taxes, insurance and maintenance costs. Rent expense was $686,000, 456,000 and $392,000 in 2006, 2005 and 2004, respectively. As of December 31, 2006, the future minimum rental payments under all noncancelable operating leases were as follows:

Year ending December 31, (in thousands)	Operating lease

2007	$674
2008	410
2009	285
2010	121

Commitments	$1,490

Indemnification agreements

Generally, the Company's contracts contain standard indemnification provisions. Pursuant to these agreements, the Company agrees to indemnify, hold harmless, and reimburse the indemnified party for losses suffered or incurred by the indemnified party, in connection with any patent, or any copyright or other intellectual property infringement or certain other claims by any third party with respect to its products. The term of these indemnification agreements is specified by the respective agreements. The maximum potential amount of future payments it could be required to make under these indemnification agreements is generally capped and the Company has never incurred claims or costs to defend lawsuits or settle claims related to these indemnification agreements and accordingly has made no provision for liability under these agreements.

Legal matters

From time to time, the Company may be subject to claims and proceedings that arise in the ordinary course of our business. While management currently believes that resolving all of these matters, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows, management's view of these matters may change in the future due to inherent uncertainties.

Inventory commitments

The Company has outstanding purchase commitments with contract manufacturers and suppliers of $1.3 million as of December 31, 2006.

4. Income taxes

 The components of the Company's income before income taxes and cumulative effect of change in accounting principle are as follows:

	2004	2005	2006

United States	544	4,552	2,917
Foreign	(517)	389	1,723

Total	27	4,941	4,640

The provision for income taxes comprised the following:

	Years ended December 31,
(in thousands)	2004	2005	2006

Foreign
Current	$—	$100	$487
Federal
Current	—	123	1,903
Deferred	—	—	(3,011)
State
Current	—	20	344
Deferred	—	—	(625)

Provision for income taxes	$—	$243	$(902)

The Company's effective tax rate on pretax income differs from the U.S. Federal statutory regular tax rate as follows:

	Years ended December 31,
	2004	2005	2006

U.S. Federal income tax benefit as statutory rate	34.00%	34.00%	34.00%
State benefit	5.83	3.25	3.31
Foreign earnings taxed at rates different than U.S. rate	610.27	(0.62)	(2.12)
Nondeductible warrant expense	161.00	0.85	19.00
Change in valuation allowance	(811.10)	(32.71)	(65.08)
Research and development credit	—	—	(14.21)
Other	—	—	5.66

Effective tax rate	0.00%	4.77%	(19.44)%

Deferred tax assets (liabilities) comprised the following:

	December 31,
(in thousands)	2005	2006

Deferred tax assets (liabilities)
Stock-based compensation	$—	$13
Net operating loss carryforwards	754	39
Research and development credit carryforwards	1,399	430
Capitalized research and development	364	258
Depreciation and amortization	(182)	93
Reserves, accrued liabilities and other	942	3,061

Gross deferred tax assets	3,277	3,894
Less: Valuation allowance	(3,277)	(257)

Net deferred tax assets	$—	$3,637

Historically, the Company has recorded a valuation allowance on its deferred tax assets, the majority of which relates to net operating loss and research and development tax credit carryforwards generated before it achieved profitability. During the first quarter of 2006, the Company concluded that it was more likely than not that it would be able to realize the benefit of these deferred tax assets in the future. Consequently, the Company recorded a tax benefit of $3.3 million in the first quarter of 2006 resulting from the release of the deferred tax valuation allowance. The remaining valuation allowance at December 31, 2006 of $0.3 million relates to state research and development credits which more likely than not will not be utilized before their expiration.

As of December 31, 2006, the Company had federal and state net operating loss carryforwards of approximately $40,000 and $0.6 million, respectively, to offset future taxable income. These carryforwards will expire in varying amounts between 2007 and 2022. The Company did not have any federal research credit carryforwards to offset future income tax liabilities. The Company had state research credit carryforwards of approximately $191,000 to offset future income tax liabilities. Under the Internal Revenue Code, the amounts of tax benefits from net operating loss and credit carryforwards are limited in where there is a cumulative ownership change of more than 50%, as defined, over a three year period. The amounts of net operating loss and credit carryforwards presented above reflect such limitations.

At December 31, 2006, no deferred taxes have been provided for any portion of the undistributed earnings of the Company's subsidiaries, since these earnings have been, and under current plans will continue to be, permanently reinvested in these subsidiaries, and it is not practicable to estimate the amount of additional taxes which may be payable upon distribution.

5. Convertible Preferred Stock

 In March and April 2004, the Company sold 5,121,952 shares of Series B-1 Preferred Stock at a price of $2.05 per share receiving net proceeds of $10.4 million.

In March and April 2004, the Company modified its 2,154,566 shares of Series A-2.1 and 687,742 shares of Series A-2.2 Preferred Stock to newly issued 512,901 shares of Series A-2.1 and one share of Series A-2.2 to create a one to one conversion rate to Common Stock. The modification did not have any impact on the order of liquidation preference or the absolute dollar value of liquidation preference.

The Company's Certificate of Incorporation, as amended, designates and authorizes the Company to issue 17,526,882 shares of Convertible Preferred Stock ("Preferred Stock").

The holders of Preferred Stock have various rights and preferences as follows:

Voting

Each share of Series A-1, Series A-2.1, Series A-2.2, Series A-3, Series A-4, Series A-5, Series A-6 and Series B-1 Preferred Stock (Series A-1, Series A-2.1, Series A-2.2, Series A-3, Series A-4, Series A-5, Series A-6, and Series B-1, respectively) has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock, except as indicated below.

The holders of outstanding Preferred Stock have the right to elect members of the Company's Board of Directors on the following basis:

•
the outstanding Series B-1 Preferred Stock elect one director so long as at least 1,300,000 shares of Series B-1 Preferred Stock remain outstanding;

•
the outstanding Series A-1 Preferred Stock elect three directors so long as at least 2,850,000 shares of Series A-1 Preferred Stock remain outstanding;

•
the outstanding Common Stock elect one director; and

•
the outstanding Common Stock and Preferred Stock together elect the remaining directors.

Voting for members of the Company's Board of Directors is cumulative. In an election of directors, each stockholder is entitled to vote a number of shares equal to the product of (i) the total number of shares of Common Stock held by such stockholder, including Common Stock issuable upon conversion of Preferred Stock held by such stockholder, and (ii) the number of directors that such stockholder is entitled to elect, and may vote all of those shares for a single director or distribute them among the candidates.

As long as any shares of Preferred Stock remain outstanding, the Company must obtain approval from a majority of all shares of Preferred Stock then outstanding in order to authorize, create or issue any other class of capital stock or securities convertible into capital stock having any preferences or privileges which are superior to or on parity with the

Series B-1 Preferred Stock; reclassify any Common Stock into shares having any preference or priority superior to or on a parity with the Series B-1 Preferred Stock; pay or declare any dividend on or redeem any shares of Common Stock or Series A-2.1, Series A-2.2, Series A-3, Series A-4, Series A-5 or Series A-6 Preferred Stock (other than in connection with the repurchase of shares of Common Stock issued to or held by employees, consultants, officers and directors at a price not greater than the amount paid by such persons for such shares upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, provided such repurchase is approved by the Board of Directors) or repay any loans made by any holder of the outstanding shares of Preferred Stock or Common Stock except in connection with the termination of employment of such holder in amounts to be agreed upon by the Company and such terminated holder; amend the Certificate of Incorporation or the Bylaws of the Company; enter into any Liquidation Event, defined as certain mergers, consolidations and sales of all or substantially all of the assets; or enter into any licensing of the Company's technology that would constitute a sale of all or substantially all of the assets of the Company. The Company must obtain approval from a majority of holders of Series A-1 and Series B-1 Preferred Stock voting together as a single class and not as a separate series, on as an converted to Common Stock basis in order to amend the Certificate of Incorporation or Bylaws of the Company, or increase the size of the Company's Board of Directors above eight or below five.

Dividends

The holders of Series B-1, Series A-1, Series A-2.2 and Series A-6 Preferred Stock, out of any funds legally available, are entitled to receive non-cumulative dividends at the rate of $0.205, $0.11, $75,652 and $0.11, respectively, per share per annum, as adjusted for stock splits, combinations and reorganizations, payable in preference and priority to any payment of any dividend on the other series of Preferred Stock or Common Stock, when and as declared by the Board of Directors. The Series A-2.1 Preferred Stockholders are entitled to receive dividends at the rate of $0.462082 per share per annum, prior and in preference to the payment of any dividends on Series A-3, Series A-4 and Series A-5 Preferred Stock and Common Stock when and as declared by the Board of Directors, subject to the prior and preferential dividend rights of the holders of Series B-1, Series A-1, Series A-2.2 and Series A-6 Preferred Stock. Series A-3, Series A-4 and Series A-5 Preferred Stockholders are entitled to receive dividends at the rate of $34.00, $22.00 and $10.00, respectively, per share prior and in preference to the payment of dividends on the Common Stock when and as declared by the Board of Directors, subject to the prior and preferential dividend rights of the holders of Series B-1, Series A-1, Series A-2.1, Series A-2.2, and Series A-6 Preferred Stock. After payment of any dividends on Preferred Stock, any additional dividends shall be distributed among all holders of outstanding shares of Common Stock and all holders of outstanding shares of Preferred Stock in proportion to the number of shares of Common Stock which would be held by each such holder if all shares of each series of Preferred Stock had been converted into Common Stock, when and as declared by the Board of Directors. No dividends on Preferred Stock or Common Stock have been declared to date.

Liquidation

Upon liquidation, dissolution or winding up of the Company, including (1) a merger or acquisition of the Company in which the stockholders of the Company immediately prior to such event own less than 50% of the Company's voting power immediately after such event, (2) the closing of a transfer by stockholders of the Company to a person or group of affiliated persons, which results in the transfer of 50% or more of the outstanding voting power of the Company, or (3) the sale of all or substantially all of the assets of the Company, the holders of Series B-1, Series A-1, Series A-2.2 and Series A-6 Preferred Stock are entitled to receive an amount per share equal to $4.10, $2.20, $1,513,032 and $1.10, respectively, as adjusted for stock splits, combinations and reorganizations, plus any declared but unpaid dividends prior and in preference to all other holders of Preferred Stock or Common Stock. If the assets and funds distributed among the holders of Series B-1, Series A-1, Series A-2.2 and Series A-6 Preferred Stock are insufficient to permit the payment to such holders of the full preferential amounts, then, the entire assets and funds of the Company shall be distributed ratably among the holders of the Series B-1, Series A-1, Series A-2.2 and Series A-6 Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive.

After payment of the Series B-1, Series A-1, Series A-2.2 and Series A-6 preferential amounts, the holders of Series A-2.1 Preferred Stock are entitled to receive an amount per share equal to $4.62, as adjusted for stock splits, combinations and reorganizations, plus any declared but unpaid dividends prior to and in preference to holders of Series A-3, Series A-4, Series A-5 Preferred Stock or Common Stock. If the assets and funds distributed among the holders of Series A-2.1 Preferred Stock are insufficient to permit the payment to such holders of the full preferential amounts, then the entire remaining assets and funds of the Company shall be distributed ratably among the holders of the Series A-2.1 Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive.

After payment of the Series B-1, Series A-1, Series A-2.1, Series A-2.2 and Series A-6 preferential amounts, the holders of Series A-3, Series A-4, and Series A-5 Preferred Stock are entitled to receive an amount per share equal to $340.00, $220.00 and $100.00, respectively, as adjusted for stock splits, combinations and reorganizations, plus any declared but unpaid dividends prior and in preference to any distribution to the holders of Common Stock. Should the Company's legally available assets be insufficient to satisfy the liquidation preferences, then the entire remaining assets and funds will be distributed ratably among the holders of Series A-3, Series A-4 and Series A-5 Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive. The remaining assets and funds of the Company, if any, shall be distributed among the holders of Common Stock.

The following table shows the respective liquidation preferences per share of the Company's Preferred Stock:

		Shares
				Liquidation Preference
Series	Date of issuance	Authorized	Outstanding

A-1	December 2002	11,363,661	11,363,661	$25,000,054
A-2.1	December 2002	512,901	512,901	2,370,023
A-2.2	December 2002	1	1	1,513,032
A-3	December 2002	27,557	27,557	9,369,380
A-4	December 2002	21,275	21,275	4,680,500
A-5	December 2002	99	99	9,900
A-6	December 2002	479,436	—	—
B-1	March 2004	5,121,952	5,121,952	21,000,003

Total		17,526,882	17,047,446	$63,942,892

Redemption

The Series A-1, Series A-2.1, Series A-2.2, Series A-3, Series A-4, Series A-5, Series A-6 and Series B-1 Preferred Stock are not redeemable, but do require the payment of liquidation preferences upon a Change in Control as noted above.

Conversion

Each share of Preferred Stock is convertible at the option of the holder into shares of Common Stock as is determined by dividing the original purchase price by the conversion price in effect at the time of conversion for such series.

Each share of Preferred Stock will automatically be converted into shares of Common Stock at the then effective conversion rate of such shares (i) in the event of the closing of a firm commitment underwritten public offering to offer and sell the Common Stock of the Company to the public at a price per share of at least $4.10 and an aggregate offering price to the public of not less than $25.0 million or (ii) upon the election of the holders of a majority of the outstanding shares of Preferred Stock voting together as a single class on an as-converted to Common Stock basis; provided, however, if the election is conditioned upon or follows consummation of a Liquidation Event where the holders of Series A-2.2 Preferred Stock would receive distributions or consideration valued at $1.5 million absent conversion of Series A-2.2 Preferred Stock into Common Stock, the holders of a majority of Series A-2.2 must agree to the conversion of the Series A-2.2 and holders of all other series of Preferred Stock would vote together excluding the Series A-2.2 Preferred Stock.

Anti-dilution protection

Series B-1 Preferred Stock has anti-dilution protection. If the anti-dilution protection for the Series B-1 Preferred Stock is triggered, then each share of Series B-1 Preferred Stock will be convertible into more than one share of Common Stock. The formula is based on the number of shares of the Company outstanding (on a fully-diluted basis) before the issuance, the number of new shares being issued, and the price being paid for the new shares.

Warrants

In December 2003, the Company granted a warrant to purchase 22,728 shares of its Series A-6 Preferred Stock to the Company's former law firm in payment for services rendered. These warrants have a five-year life and an exercise price of $0.10 per share. The fair value of the warrants was determined to be $1,288 and was estimated using the Black-Scholes pricing model with the following assumptions: risk free interest rate of 3%; contractual life of 5 years; dividend yield of 0%; and expected volatility of 65%. The Company expensed the value of the warrants to operating expenses during 2002.

In October 2002, the Company restructured its lease with its landlord and issued warrants to purchase 129,412 shares of its Series A-6 preferred stock to the Company's landlord in connection with that restructuring. These warrants have a five-year life and an exercise price of $0.10 per share. The fair value of the warrants was determined to be $7,351 using the Black-Scholes pricing model with the following assumptions: risk free interest rate of 3%, contractual life of 5 years, dividend yield of 0% and expected volatility of 65%. The amount was recorded in operating expenses during 2002.

In anticipation of the Series A-1 Preferred Stock financing, the Company entered into a bridge financing arrangement in September 2002, and pursuant to this arrangement, issued warrants to purchase 327,296 shares of Series A-6 Preferred Stock at an exercise price of $1.10 per share. The fair value of the warrants was determined to be immaterial and was estimated using the Black-Scholes pricing model with the following assumptions: risk free interest rate of 3%; contractual life of 7 years; dividend yield of 0%; and expected volatility of 65%. The Company expensed the value of the warrants to interest expense during 2002.

All Preferred Stock warrants remain unexercised at December 31, 2006.

The values ascribed to the warrants follow the guidance of FSP 150-5. The Company evaluated the impact of the Series A-6 Preferred Stock Agreement on the preferred stock and the warrants to purchase Preferred Stock and determined their effect based on FSP 150-5. In accordance with FSP 150-5, a transaction which includes a potential for net-cash settlement requires that derivative financial instruments, including warrants, initially be recorded at fair value as an asset or liability and subsequent changes in fair value be reflected in the statement of income. As such, the fair values of the warrants were accounted for as liabilities, and subsequent changes in their fair value are reflected in the Company's Consolidated Statement of Income.

6. Common stock

 The Company's Restated Certificate of Incorporation designates and authorizes the Company to issue 36,103,049 shares of common stock with a par value of $0.001 per share.

Common stock option holders have the right to exercise unvested options, subject to a repurchase right held by the Company at the original exercise price, in the event of voluntary or involuntary termination of employment of the stockholder. As of December 31, 2006 and December 31, 2005, 256,143 and 111,801 shares of common stock were subject to repurchase, respectively. The cash paid to the Company in respect of these early exercises of unvested options is included as employee deposits within accrued liabilities, in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44.

At December 31, 2006, the Company had reserved shares of common stock for future issuance as follows:

Convertible preferred stock	17,047,446
Warrants	479,505
Stock option plans—outstanding(1)	3,925,907
Options available for grant	142,307

Total	21,595,165

(1)
Includes 256,143 shares subject to repurchase at December 31, 2006 related to early exercise of stock options.

Common stock warrants

In 2000, the Company granted warrants to purchase 69 shares of its common stock at an exercise price of $35.00 per share to a financial institution in conjunction with the increase in the maximum borrowing on its line of credit facility. The fair value of the warrants was determined to be immaterial and was estimated using the Black-Scholes pricing model with the following assumptions: risk free interest rate of 3%; contractual life of 5 years; dividend yield of 0%; and expected volatility of 65%. The warrants are fully exercisable, and expire if unexercised on January 19, 2007. These warrants remain unexercised at December 31, 2006.

7. Stock plans

 The Company adopted the 1998 Stock Option Plan (the "Plan") under which employees, directors and consultants may be granted Incentive Stock Options ("ISOs") or Nonstatutory Stock Options ("NSO") to purchase shares of the Company's common stock. Stock purchase rights may also be granted under the Plan. The options generally vest 25% upon completion of one year of employment, with a minimum vesting period of four years. The term for new grants is ten years.

A summary of all option activity under the Plan was as follows:

		Options outstanding
	Shares available for grant	Shares	Weighted average price per share	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)

Balances at December 31, 2003	208,696	2,703,215	$0.53
Additional shares authorized	1,445,750	—	—
Granted	(1,604,250)	1,604,250	$0.28
Exercised	—	(226,892)	$0.10
Cancelled	154,727	(154,727)	$2.34

Balances at December 31, 2004	204,923	3,925,846	$0.36
Additional shares authorized	1,450,000	—	—
Granted	(1,439,775)	1,439,775	$0.64
Exercised	—	(255,644)	$0.21
Cancelled	188,171	(188,171)	$1.23

Balances at December 31, 2005	403,319	4,921,806	$0.42
Additional shares authorized	400,000	—	—
Granted	(779,403)	779,403	$5.31
Exercised	—	(1,656,911)	$0.15
Cancelled	118,391	(118,391)	$1.10

Balances at December 31, 2006	142,307	3,925,907	$1.57	8.1	$40,502

The options outstanding as of December 31, 2006 and 2005 include 256,143 and 111,801 options shares, respectively, related to exercised unvested options, whose common stock is subject to repurchase upon exercise.

As of December 31, 2006 and 2005, options to purchase 3.6 million and 4.7 million shares, respectively, were vested. The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price (per share)	Number exercisable	Weighted average exercise price (per share)

$ 0.10 - $ 0.15	681,330	6.11	$0.11	654,261	$0.11
0.30	930,347	7.74	0.30	523,313	0.30
0.50	821,238	8.45	0.50	319,825	0.50
0.85	425,675	8.80	0.85	125,183	0.85
0.86 - 1.00	45,323	8.88	1.00	12,038	1.00
1.01 - 1.50	164,700	9.06	1.50	11,301	1.50
1.51 - 2.50	156,550	9.42	2.36	—	—
2.51 - 60.00	444,601	9.83	8.94	10,948	47.22

Total	3,669,764	8.12	$1.57	1,656,869	$0.63

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the aggregate difference between the fair value of the Company's common stock on December 31, 2006 of $12.50 and the exercise price of in-the-money options) that would have been received by the option holders had all option holders exercised their options as of that date. The total number of shares of common stock underlying in-the-money options exercisable as of December 31, 2006 was 3.7 million with an aggregate intrinsic value of $40.5 million.

The total intrinsic value of options exercised during 2006 was $22.3 million. Total cash received from employees as a result of employee stock option exercises during 2006 was $266,000.

As of December 31, 2006, there was $3.5 million, net of forfeitures, of unrecognized compensation cost related to unvested stock options granted after January 1, 2006, which is expected to be recognized over a weighted average period of 3.7 years. The Company's current practice is to issue new shares to settle stock option exercises.

At December 31, 2006 and 2005, 3.9 million and 2.7 million of the outstanding options have vested, respectively. The weighted-average estimated per share fair value of options granted during 2006 and 2005 were $3.14 and $0.64, respectively.

8. Employee benefit plans

 The Company sponsors a 401(k) defined contribution plan covering all eligible employees. Contributions made by the Company are discretionary and determined annually by the Board of Directors. There have been no employer contributions under this plan.

9. Segment information

 The Company's operations and substantially all of its assets are located primarily in the United States. The Company operates in one reportable segment. The Company's chief operating decision-maker, its chief executive officer, reviews its operating results on an aggregate basis and manages its operations as a single operating segment. Revenues are derived from different geographies as follows:

	Years ended December 31,
(in thousands)	2004	2005	2006

United States	$12,113	$20,947	$30,671
Americas, excluding United States	452	3,328	3,329
United Kingdom	8,312	12,673	14,388
Germany	4,645	1,937	3,798
Europe, Middle East and Africa, excluding United Kingdom and Germany	3,703	7,666	17,321
Asia Pacific	2,203	7,561	14,019

Total	$31,428	$54,112	$83,526

The Company has offices in six countries, and its products have been distributed to customers in over 50 countries. The Company has historically generated a substantial amount of its revenues from international sales, which have grown to represent an increasingly larger percentage of the Company's total revenues. For 2006, 2005 and 2004, the Company's revenues outside the United States of America comprised 63%, 61% and 61%, respectively, of its total revenues.

10. Related party transaction

 On September 24, 1998, the Company entered into a loan agreement with an officer and member of the Board of Directors of the Company (the "Officer") that allowed for the borrowings by the Officer. The loan agreement was amended on April 1, 2003 and lowered the maximum available principal amount from $480,000 to the amount already paid out, $180,000. The full recourse loan was secured by the Officer's Common Stock held in the Company and was forgiven over time charging expense for $35,000, $60,000 and $85,000 in 2005, 2004 and 2003, respectively. As of October 31, 2005, the loan was fully forgiven. Interest was set annually and compounded quarterly at a rate equal to the Prime Rate as published in the Wall Street Journal on the 2nd of January, which was 4% during 2005. Interest receivable of $1,000 is included in other receivable at December 31, 2005, and was repaid to the Company by the Officer in March 2006.

From September 2005 through December 2006, the Company recorded approximately $8.5 million in revenues from sales of its products to Ascent Media Group. Since September 2005, the spouse of the Company's chief technology officer, has served as the chief operating officer of Ascent Media Network Services, a subsidiary of Ascent Media Group. Sales to Ascent Media Group totaled $7.8 million in 2006 and $0.7 million during the four months ended

December 31, 2005. Accounts receivable from Ascent Media Group included $0.2 million and $0.5 million at December 31, 2005 and December 31, 2006, respectively.

11. Subsequent Event (unaudited)

 In February 2007, the Company entered into an agreement to sell $15.0 million of common stock at a per share purchase price equal to the initial public offering price in a private placement to Sony Electronics. The sale to Sony Electronics will occur contemporaneously with the Company's initial public offering, subject to the satisfaction of certain closing conditions. In addition, the Company has agreed to diligently and in good faith negotiate with Sony the scope of a collaborative work agreement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and The NASDAQ Global Market filing fee.

Amount paid or to be paid

SEC registration fee	$12,305
NASD filing fee	12,000
NASDAQ Global Market initial filing fee	5,000
Printing and engraving	*
Legal fees and expenses	*
Accounting fees and expenses	*
Directors and officers liability insurance	*
Blue sky fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*

Total	$ *

*
To be filed by amendment.

Item 14. Indemnification of directors and officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933.

As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director.

As permitted by the Delaware General Corporation Law, the Registrant's bylaws provide that:

•
the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions;

•
the Registrant may indemnify its other employees and agents as provided in indemnification contracts entered into between the Registrant and its our employees and agents;

•
the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions; and

•
the rights conferred in the bylaws are not exclusive.

In addition, the Registrant will enter into indemnity agreements with each of its current directors and officers prior to the completion of this offering. These agreements will provide for the indemnification of directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant.

The Registrant currently carries liability insurance for its directors and officers.

The Underwriting Agreement filed as Exhibit 1.01 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its directors and officers for certain liabilities under the Securities Act of 1933, or otherwise.

Item 15. Recent sales of unregistered securities.

Since January 2004, the Registrant has issued and sold the following securities:

1.
Since January 1, 2004 to February 28, 2007, the Registrant has issued options to a total of 271 employees, consultants and directors to purchase an aggregate of 3,852,845 shares of the Registrant's common stock under its 1998 stock option plan at a weighted average exercise price of $1.76 per share.

2.
Since January 1, 2004 to February 28, 2007, the Registrant has issued 2,162,175 shares of its common stock to a total of 50 employees, directors, consultants and other service providers upon exercise of options granted by the Registrant under its 1998 stock option plan, with exercise prices ranging from $0.10 to $60.00 per share.

3.
In March 2004, the Registrant modified its 2,154,566 shares of Series A-2.1 preferred stock and 687,742 shares of Series A-2.2 preferred stock held by two accredited investors to newly issued 512,901 shares of Series A-2.1 preferred stock and one share of A-2.2 preferred stock to create a 1-to-1 conversion rate to common stock.

4.
In March and April 2004, the Registrant sold an aggregate of 5,121,952 shares of its Series B-1 preferred stock to 26 accredited investors at a purchase price of $2.05 per share for an aggregate purchase price of approximately $10.5 million.

5.
Immediately prior to the completion of this offering, warrants exercisable for an aggregate of 479,436 shares of Series A-6 preferred stock with a weighted average exercise price of $0.78 per share held by 16 accredited investors will automatically be exercised on a net exercise basis, pursuant to the terms of the warrants, unless earlier exercised.

6.
In February 2007, the Registrant entered into an agreement with a corporate investor for the sale by the Registrant to this investor concurrently with this offering of $15.0 million of common stock at a per share purchase price equal to the initial public offering price.

The issuances described in paragraphs 1 and 2 above were determined to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b)

of the Securities Act, as transactions under compensation benefit plans and contracts relating to compensation as provided under Rule 701. The transactions described in paragraphs 3 and 6 above were determined to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The issuances described in paragraphs 4 and 5 above were determined to be exempt from registration under the Securities Act in reliance upon Rule 506 of Regulation D promulgated under the Securities Act as transactions by an issuer not involving any public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about Registrant.

Item 16. Exhibits and financial statement schedules.

(a)
The following exhibits are filed herewith:

Exhibit number		Exhibit title
1.01		Form of Underwriting Agreement.
3.01	†	Registrant's Restated Certificate of Incorporation.
3.02	*	Form of Restated Certificate of Incorporation of Registrant, to be filed with the Delaware Secretary of State after completion of this offering.
3.03	†	By-Laws of the Registrant.
3.04	*	Form of Restated Bylaws of the Registrant, to be effective upon the completion of this offering.
4.01	*	Form of Registrant's Common Stock certificate.
4.02	†	Fourth Amended and Restated Investor Rights Agreement dated March 26, 2004 by and among Registrant and certain of its stockholders.
5.01	*	Opinion of Fenwick & West LLP.
10.01	†	1998 Stock Option Plan and forms of stock option agreement and stock option exercise agreement.
10.02	*	2007 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.
10.03	*	2007 Employee Stock Purchase Plan.
10.04		Form of Indemnity Agreement to be entered into between Registrant and each of its officers and directors.
10.05	†	Employment offer letter dated June 8, 2003 by and between Registrant and Joseph Kennedy.
10.06	†	Amended and restated retention agreement dated November 1, 2002 by and between Registrant and Lawrence Kaplan.

10.07	†	Employment offer letter dated August 29, 2003 by and between Registrant and with Laura Perrone, as amended by the letter dated September 18, 2006.
10.08	†	Employment offer letter dated August 2, 2001 by and between Registrant and Daniel Marshall, as amended by the letter dated September 18, 2006.
10.09	†	Letter agreement dated September 18, 2006 by and between Registrant and Donald Craig.
10.10	†	Employment offer letter dated March 27, 2003 by and between Registrant and Geoffrey Stedman, as amended by the letter dated September 18, 2006.
10.11	†	Employment offer letter dated August 25, 2004 by and between Registrant and Jonathan Turk.
10.12	†	Employment offer letter dated May 5, 2005 by and between Registrant and Vincent O'Malley.
10.13	†	Employment offer letter dated July 13, 2005 by and between Registrant and Charles Morris.
10.14	†	Employment offer letter dated May 5, 2005 by and between Registrant and Ronald Howe.
10.15	†	Lease dated December 2, 2004 by and between Registrant and Square 24 Associates, L.P.
10.16	†	Systems Integrator Purchasing Agreement dated April 25, 2002 by and between Registrant and A.F. Associates, Inc.
10.17	†	Common Stock Purchase Agreement dated February 14, 2007 by and between Registrant and Sony Electronics Inc.
21.01	†	Subsidiaries of Registrant
23.01	*	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of independent registered public accounting firm.
24.01	†	Power of Attorney.
24.02		Power of Attorney of Jon S. Castor.
99.01	†	Consent of Coughlin Associates.
99.02	†	Consent of Frost & Sullivan.
99.03	†	Consent of IDC.

*
To be filed by amendment.

†
Previously filed.

(a)
Financial Statement Schedules.

All schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 9th day of April, 2007.

OMNEON VIDEO NETWORKS, INC.
By:	/s/ LAURA A. PERRONE Laura A. Perrone Vice President of Finance and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

Principal Executive Officer:
* Joseph S. Kennedy	President, Chief Executive Officer and Director (Principal Executive Officer)	April 9, 2007
Principal Financial Officer and Principal Accounting Officer:
/s/ LAURA A. PERRONE Laura A. Perrone	Vice President of Finance and Chief Financial Officer (Principal Accounting Officer)	April 9, 2007
Additional Directors:
* Lawrence R. Kaplan	Chairman and Director	April 9, 2007
* Basil Alwan	Director	April 9, 2007
/s/ JON S. CASTOR Jon S. Castor	Director	April 9, 2007
* Matthew D. Howard	Director	April 9, 2007

* Esfandiar Lohrasbpour	Director	April 9, 2007
Wes Raffel	Director
* William J. Schroeder	Director	April 9, 2007
* J. Peter Wagner	Director	April 9, 2007
*By:	/s/ LAURA A. PERRONE Laura A. Perrone Attorney-in-Fact	April 9, 2007

Exhibit index

Exhibit number	Exhibit title
1.01	Form of Underwriting Agreement.
3.01†	Registrant's Restated Certificate of Incorporation.
3.02*	Form of Restated Certificate of Incorporation of Registrant, to be filed with the Delaware Secretary of State after completion of this offering.
3.03†	By-Laws of the Registrant.
3.04*	Form of Restated Bylaws of the Registrant, to be effective upon the completion of this offering.
4.01*	Form of Registrant's Common Stock certificate.
4.02†	Fourth Amended and Restated Investor Rights Agreement dated March 26, 2004 by and among Registrant and certain of its stockholders.
5.01*	Opinion of Fenwick & West LLP.
10.01†	1998 Stock Option Plan and forms of stock option agreement and stock option exercise agreement.
10.02*	2007 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.
10.03*	2007 Employee Stock Purchase Plan.
10.04	Form of Indemnity Agreement entered into between Registrant and each of its officers and directors.
10.05†	Employment offer letter dated June 8, 2003 by and between Registrant and Joseph Kennedy.
10.06†	Amended and restated retention agreement dated November 1, 2002 by and between Registrant and Lawrence Kaplan.
10.07†	Employment offer letter dated August 29, 2003 by and between Registrant and with Laura Perrone, as amended by the letter dated September 18, 2006.
10.08†	Employment offer letter dated August 2, 2001 by and between Registrant and Daniel Marshall, as amended by the letter dated September 18, 2006.
10.09†	Letter agreement dated September 18, 2006 by and between Registrant and Donald Craig.
10.10†	Employment offer letter dated March 27, 2003 by and between Registrant and Geoffrey Stedman, as amended by the letter dated September 18, 2006.
10.11†	Employment offer letter dated August 25, 2004 by and between Registrant and Jonathan Turk.
10.12†	Employment offer letter dated May 5, 2005 by and between Registrant and Vincent O'Malley.

10.13†	Employment offer letter dated July 13, 2005 by and between Registrant and Charles Morris.
10.14†	Employment offer letter dated May 5, 2005 by and between Registrant and Ronald Howe.
10.15†	Lease dated December 2, 2004 by and between Registrant and Square 24 Associates, L.P.
10.16†	Systems Integrator Purchasing Agreement dated April 25, 2002 by and between Registrant and A.F. Associates, Inc.
10.17†	Common Stock Purchase Agreement dated February 14, 2007 by and between Registrant and Sony Electronics Inc.
21.01†	Subsidiaries of Registrant
23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02	Consent of independent registered public accounting firm.
24.01†	Power of Attorney.
24.02	Power of Attorney of Jon S. Castor.
99.01†	Consent of Coughlin Associates.
99.02†	Consent of Frost & Sullivan.
99.03†	Consent of IDC.

*
To be filed by amendment.

†
Previously filed.

QuickLinks

Table of contents
Prospectus summary
The offering
Summary consolidated financial data
Risk factors
Forward-looking statements and industry data
Use of proceeds
Dividend policy
Capitalization
Dilution
Selected consolidated financial data
Management's discussion and analysis of financial condition and results of operations
Business
Management
Grants of plan-based awards in last fiscal year
Outstanding option awards at December 31, 2006
Option exercises in last fiscal year
Principal stockholders
Related party transactions
Description of capital stock
Material U.S. federal income tax consequences to non-U.S. holders
Shares eligible for future sale
Underwriting
Legal matters
Experts
Where you can find more information
Omneon Video Networks, Inc. Index to consolidated financial statements
Report of independent registered public accounting firm
Omneon Video Networks, Inc. Consolidated balance sheets
Omneon Video Networks, Inc. Consolidated statements of income
Omneon Video Networks, Inc. Consolidated statements of convertible preferred stock and stockholders' equity (deficit)
Omneon Video Networks, Inc. Consolidated statements of cash flows
Omneon Video Networks, Inc. Notes to consolidated financial statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Signatures
Exhibit index